FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of July, 2006
Commission File Number: 000-29702
WEX Pharmaceuticals Inc.
(Exact name of registrant as specified in its charter)
Suite 1601 - 700 West Pender Street
Vancouver, BC, Canada V6C 1G8
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑	Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☐
Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐	No ☐
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Consolidated Financial Statements
WEX Pharmaceuticals Inc.
Years ended March 31, 2006 and 2005

AUDITORS’ REPORT
To the Shareholders of
WEX Pharmaceuticals Inc.
We have audited the consolidated balance sheets of WEX Pharmaceuticals Inc. as at March 31, 2006 and 2005 and the consolidated statements of operations and deficit and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.
In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at March 31, 2006 and 2005 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Vancouver, Canada, June 16, 2006	“Ernst and Young LLP” Chartered Accountants

WEX PHARMACEUTICALS INC.
Incorporated under the laws of Canada
CONSOLIDATED BALANCE SHEETS
[See Note 1 – Basis of Presentation]

As at March 31	(expressed in Canadian dollars)
	2006	2005

ASSETS

Current
Cash and cash equivalents [note 4 [a]]	$7,797,673	$10,233,288
Restricted cash [note 5]	23,000	23,000
Short-term investments [note 4 [b]]	100,000	10,581,176
Accounts and other receivables [note 13]	598,088	3,716,189
Investment tax credit receivable	777,873	293,000
Inventories	69,091	81,080
Prepaid expenses, deposits and other [note 7]	274,949	447,193

Total current assets	9,640,674	25,374,926

Deposits [note 7]	80,952	125,000
Property and equipment [note 8]	2,169,309	2,802,823
Intangible assets [note 9]	—	4,079,145

TOTAL ASSETS	$11,890,935	$32,381,894

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current
Accounts payable and accrued liabilities [note 16]	$4,417,849	$3,146,016
Deferred revenue [note 13]	187,778	187,778
Deferred tenant inducements	8,056	—
Capital lease obligations [note 10]	—	27,036
Convertible debentures [note 11]	2,317,611	—

Total current liabilities	6,931,294	3,360,830

Deferred tenant inducements	22,155	214,610
Deferred revenue [note 13]	500,743	688,520
Capital lease obligations [note 10]	—	19,386
Convertible debentures [note 11]	1,850,952	4,295,419

Total liabilities	9,305,144	8,578,765

Commitments and contingencies [notes 17 and 18]

Shareholders’ equity
Share capital [notes 12 [a], [b] and [c]]	62,766,019	62,583,019
Equity component of convertible debentures [note 11]	725,018	2,332,443
Contributed surplus [note 12 [e]]	4,755,188	4,533,117
Deficit	(65,660,434)	(45,645,450)

Total shareholders’ equity	2,585,791	23,803,129

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$11,890,935	$32,381,894

See accompanying notes to the consolidated financial statements
On behalf of the Board:

“Dr. Edge Wang” Director	“Simon Anderson Director

WEX PHARMACEUTICALS INC.
CONSOLIDATED STATEMENTS OF
OPERATIONS AND DEFICIT

Years ended March 31	(expressed in Canadian dollars)
	2006	2005

Revenue

Product sales [note 21]	$441,070	$569,739
License fees [notes 13 and 21]	187,777	284,349
Research and collaboration fees [notes 13 and 21]	—	3,136,200

	628,847	3,990,288

Cost of goods sold — product sales	346,447	375,350

	282,400	3,614,938

Expenses
Research and development [notes 12 [e], 14 and 16]	10,640,917	8,635,609
General and administrative [notes 12 [e], 14 and 16]	4,458,438	5,217,778
Amortization	913,301	796,068
Severance and restructuring [note 1]	780,553	—
Write-down in value of intangible assets [note 9]	3,612,957	—

Total operating expenses	20,406,166	14,649,455

Operating loss	(20,123,766)	(11,034,517)

Other
Interest and sundry income	364,975	447,403
Convertible debentures — interest expense [note 11]	(704,491)	(559,700)
Convertible debentures – settlement [note 11]	(830,516)	—
Foreign exchange loss	(328,610)	(517,847)

Total other	(1,498,642)	(630,144)

Loss for the year	(21,622,408)	(11,664,661)

Deficit, beginning of year	(45,645,450)	(33,980,789)
Equity component of convertible debentures settlement [note 11]	1,607,424	—

Deficit, end of year	$(65,660,434)	$(45,645,450)

Basic and diluted loss per common share	$(0.62)	$(0.35)

Weighted average number of common shares outstanding	35,057,056	33,591,889

See accompanying notes to the consolidated financial statements

WEX PHARMACEUTICALS INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended March 31	(expressed in Canadian dollars)
	2006	2005

OPERATING ACTIVITIES
Loss for the year	$(21,622,408)	$(11,664,661)
Adjustment for items not involving cash:
Amortization of property and equipment	447,113	329,881
Amortization of intangibles	466,188	466,187
Amortization and write off of deferred tenant inducement allowances	(279,375)	(25,337)
Write-down of intangible asset	3,612,957	—
Loss on disposal of property and equipment	141,060	14,894
Stock-based compensation	222,071	2,152,721
Imputed interest expense on convertible debentures	697,669	527,438
Convertible debentures settlement	830,516	—
Foreign exchange loss on convertible debentures	(160,101)	(429,299)
Amortization of deferred financing costs	6,822	3,844
Amortization of deferred revenue	(187,777)	(284,349)

	(15,825,265)	(8,908,681)
Changes in non-cash working capital items:
Accounts and other receivables	3,118,103	(3,517,106)
Investment tax credit receivable	(484,873)	(193,000)
Inventories	11,989	(42,332)
Prepaid expenses, deposits and other	105,422	583,149
Accounts payable and accrued liabilities	1,156,796	2,327,621

Cash used in operating activities	(11,917,828)	(9,750,349)

INVESTING ACTIVITIES
Purchase of short-term investments	(5,205,180)	(10,581,176)
Proceeds from short-term investments	15,686,356	10,000,000
Rental deposit paid	(20,952)	(250,000)
Rental deposit returned	125,000	—
Tenant inducement allowance received	64,095	239,947
Restricted cash	—	209,336
Proceeds from disposal of property and equipment	191,242	—
Purchase of property and equipment	(145,904)	(1,591,104)

Cash provided by (used in) investing activities	10,694,657	(1,972,997)

FINANCING ACTIVITIES
Convertible debentures issued, net of issuance costs	—	6,781,736
Repayment of convertible debentures and interest	(1,349,022)	(276,294)
Proceeds from issuance of share capital, net of issuance costs	183,000	7,278,637
Repayment of amounts due to directors	—	(99,831)
Repayment of capital lease obligations	(46,422)	(29,477)

Cash (used in) provided by financing activities	(1,212,444)	13,654,771

(Decrease) increase in cash and cash equivalents	(2,435,615)	1,931,425

Cash and cash equivalents, beginning of year	10,233,288	8,301,863

Cash and cash equivalents, end of year	$7,797,673	$10,233,288

Supplemental cash flow information [note 20]
See accompanying notes to the consolidated financial statements

WEX PHARMACEUTICALS INC.
Notes to Consolidated Financial Statements
For the years ended March 31, 2006 and 2005
1. NATURE OF OPERATIONS AND BASIS OF PRESENTATION
The Company was incorporated under the federal laws of Canada in 1987.
WEX Pharmaceuticals Inc. (“WEX” or the “Company”) is a company dedicated to the discovery, development, manufacture and commercialization of innovative drug products to treat pain. The Company’s principal business strategy is to derive drugs from naturally occurring toxins and develop proprietary products for certain markets. The Company also generates revenues from sales of generic products manufactured at its facility in China.
These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles on a going concern basis, which presumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future.
At March 31, 2006, the Company had incurred significant losses and had an accumulated deficit of $65,660,434. The Company’s ability to continue as a going concern is uncertain and dependent upon its ability to obtain additional financing and achieve profitable operations. The Company is currently considering financing alternatives. The outcome of these matters cannot be predicted at this time. If the Company is unable to obtain adequate additional financing, management will be required to curtail the Company’s operations. These consolidated financial statements do not include any adjustments to the amounts and classifications of assets and liabilities which might be necessary should the Company be unable to continue in business for the foreseeable future.
During the year ended March 31, 2006, the Company implemented certain restructuring initiatives to reduce costs which resulted in the Company terminating employment of a significant number of employees. In this regard, the Company has recognized restructuring costs of $780,553 [2005 - $nil], which are included in general and administrative expenses, of which approximately $625,000 remains unpaid and are included in accrued liabilities at March 31, 2006.
2. SIGNIFICANT ACCOUNTING POLICIES
The Company prepares its consolidated financial statements in accordance with Canadian generally accepted accounting principles which are presented in Canadian dollars. A summary of the significant accounting policies is as follows:
Consolidation
These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Wex Medical Corporation (Canada), International Wex Technologies Corp. (U.S.A.), IWT Bio Inc. (Canada), Acro Pharm Corp. (Barbados), Wex Medical Limited (Hong Kong) and its 97% owned subsidiary Nanning Maple Leaf Pharmaceutical Co. Ltd. (China). The Company’s 100% owned subsidiary Zhuhai Maple Leaf Pharmaceuticals Co. Ltd. (China) was de-registered during the year ended March 31, 2006. All inter-company balances and transactions have been eliminated upon consolidation.
Pursuant to the People’s Republic of China (“PRC”) regulations, the Company’s PRC subsidiary is required to make appropriations to reserve funds, comprising the statutory surplus reserve, statutory public welfare fund and discretionary surplus reserve, based on after-tax net income determined in accordance with generally accepted accounting principles of the PRC (“PRC GAAP”).  Appropriations to the statutory surplus reserve should be at least 10% of after tax net income determined in accordance with PRC GAAP until the reserve is equal to 50% of the Company’s registered capital.

WEX PHARMACEUTICALS INC.
Notes to Consolidated Financial Statements
For the years ended March 31, 2006 and 2005
2. SIGNIFICANT ACCOUNTING POLICIES (continued):
The transfer to this reserve must be made before distribution of dividends to shareholders.  Except for the reduction for losses incurred, any other usage should not result in this reserve balance falling below 25% of the registered capital.  Appropriations to the statutory public welfare fund are at 5% to 10% of after tax net income determined in accordance with PRC GAAP.  The statutory public welfare fund is established for the purpose of providing employee facilities and other collective benefits to the employees and is non-distributable other than in liquidation.  Appropriations to the discretionary surplus reserve are made at the discretion of the Board of Directors.  These reserves are not available for distribution to owners under general operating conditions.
Use of estimates
The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the notes thereto. Actual results may differ from those estimates.
Foreign currency translation
The accounts of the Company and its integrated foreign subsidiaries are translated using the temporal method of translation. Under this method, assets and liabilities denominated in foreign currencies are translated into Canadian dollars at exchange rates in effect at the balance sheet date for monetary items and at exchange rates prevailing at the transaction dates for non-monetary items. Revenue and expense items are translated at the average exchange rates prevailing during the period except for property and equipment and intangible asset amortization, which is translated at historical exchange rates. Exchange gains and losses on translation are included in the determination of loss for the year.
Deferred financing charges
Debt issue costs associated with the liability component of the convertible debentures are deferred and amortized on a straight-line basis over the term of the debentures.
Cash equivalents
The Company considers all highly liquid financial instruments with an original maturity of 90 days or less to be cash equivalents. Cash equivalents are recorded at the lower of cost and market.
Short-term investments
The Company considers all highly liquid financial instruments purchased with an original maturity greater than 90 days but less than one year at the time of purchase to be short-term investments. Short-term investments are recorded at the lower of cost and market.
Inventories
Inventories are recorded at the lower of cost and replacement cost with respect to raw materials and at the lower of cost and net realizable value with respect to finished goods. Costs of finished goods, which include direct materials and, when applicable, direct labour costs and overheads, are determined on a first-in-first-out basis.

WEX PHARMACEUTICALS INC.
Notes to Consolidated Financial Statements
For the years ended March 31, 2006 and 2005
2. SIGNIFICANT ACCOUNTING POLICIES (continued):
Property and equipment
Property and equipment is recorded at cost. Amortization is provided using the straight-line basis over the expected useful lives of the assets at the following annual rates:

Furniture and office equipment	18% – 20%
Machinery and equipment and motor vehicles	9% – 30%
Computer software	50%
Leasehold improvements are amortized over the term of the lease.
Equipment under construction is not amortized until construction is complete and the asset available for use.
Intangible assets
Intangible assets, which include licenses and rights to technologies, are initially recorded at fair value based on consideration paid. Intangible assets are amortized on a straight-line basis over their estimated useful lives of ten years. Patent costs incurred for the filing of patents and the registration of trademarks for product manufacturing and marketing purposes are expensed in the period incurred.
Impairment of long-lived assets
Long-lived assets, including intangible assets; with finite lives, are reviewed for impairment when events or circumstances indicate that costs may not be recoverable. Impairment exists when the carrying value of the assets is greater than the undiscounted future cash flows expected to be provided by the asset. An impairment charge corresponding to the difference between the fair value of the asset and its carrying value is recorded in income in the period the asset is determined to be impaired.
Convertible debentures
The convertible debentures are a compound financial instrument. Accordingly, the estimated fair value of the conversion feature has been recorded as part of shareholders’ equity. The issuance costs related to the debentures have been allocated on a pro-rata basis between deferred financing costs and the equity portion. The carrying value of the financial liability is being accreted to the principal amount as additional interest expense over the term of the debentures.
Revenue recognition
Product sales
Revenue from product sales is recognized when the product is shipped from the Company’s facilities to the customer provided that the Company has not retained any significant risks of ownership or future obligations with respect to products shipped.

WEX PHARMACEUTICALS INC.
Notes to Consolidated Financial Statements
For the years ended March 31, 2006 and 2005
2. SIGNIFICANT ACCOUNTING POLICIES (continued):
License fees
License fees comprise initial fees and milestone payments derived from collaborative licensing arrangements. Non-refundable milestone payments are recognized upon the achievement of specified milestones when the milestone payment is substantive in nature, the achievement of the milestone was not reasonably assured at the inception of the agreement and the Company has no further significant involvement or obligation to perform under the arrangement. Initial fees and milestone payments received, which require the ongoing involvement of the Company, are deferred and amortized into income on a straight-line basis over the period of the ongoing involvement of the Company. Revenues associated with multiple element arrangements are attributed to the various elements based on their relative fair values.
Research and development expenses
Research costs are expensed as incurred. Development costs are expensed as incurred unless such costs meet the criteria under Canadian generally accepted accounting principles for deferral and amortization.
Investment tax credits
The benefit of investment tax credits for scientific research and development expenses are recognized in the year the qualifying expenditure is made providing there is reasonable assurance of recoverability. The investment tax credit reduces the carrying cost of expenditures for research and development expenses to which they relate. The investment tax credits are subject to review and audit by the appropriate taxation authorities. Although the Company has used its best judgment and understanding of the related income tax legislation in determining the amounts and timing of investment tax credits, it is possible that the amounts could change by a material amount in the near term depending on a review and audit by the taxing authorities.
Stock-based compensation
The Company grants stock options to executive officers, directors, employees, consultants and advisory board members pursuant to the stock option plan described in note 12 [d]. The Company records all stock-based awards to the Company’s executive officers, directors and employees granted, modified or settled since April 1, 2003, and all stock-based awards to non-employees granted, modified or settled since April 1, 2002, at fair value using the Black-Scholes option-pricing model
Deferred tenant inducements
Deferred tenant inducements represent a tenant improvement allowance and periods of reduced rent which are being amortized on a straight-line basis over the term of the lease as a reduction in rent expense.
Income taxes
The Company follows the liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities, measured using substantially enacted tax rates that are expected to be in effect in the year in which the temporary differences are expected to reverse. Future income tax assets are recognized to the extent they are more likely than not to be realized.

WEX PHARMACEUTICALS INC.
Notes to Consolidated Financial Statements
For the years ended March 31, 2006 and 2005
2. SIGNIFICANT ACCOUNTING POLICIES (continued):
Leases
Leases entered into are classified as either capital or operating leases. Leases which transfer substantially all the benefits and risks of ownership of the property to the Company are accounted for as capital leases. Capital lease obligations reflect the present value of minimum future lease payments, discounted at the appropriate interest rate. All other leases are accounted for as operating leases and rental payments are expensed as incurred.
Loss per common share
Basic loss per common share is computed by dividing the loss for the year by the weighted average number of common shares outstanding during the year, excluding contingently issuable common shares. Since the Company’s stock options and warrants are anti-dilutive, diluted loss per common share is equivalent to basic loss per common share.
3. CHANGE IN ACCOUNTING POLICY
Capitalization of patent costs
Effective January 1, 2005, the Company changed its policy with respect to capitalizing costs associated with the preparation, filing and obtaining patents. As a result, such costs, previously capitalized, are now recorded as research and development expenditures in the period in which they are incurred in accordance with the accounting policy stated in note 2.
The change was applied retroactively which had the effect of increasing the loss and basic and diluted loss per common share for the year ended March 31, 2005 by $375,232 [2004 — $277,642] and $0.01 [2004 — $0.01] respectively.
4. CASH EQUIVALENTS AND SHORT-TERM INVESTMENTS
[a] Cash equivalents
At March 31, 2006, cash and cash equivalents includes $3,018,422 [2005 — $6,203,659] denominated in U.S. dollars, $147,521 [2005 — $2,120,151] denominated in Chinese Renminbi (“RMB”), $2,035,675 [2005 — $652,145] denominated in Hong Kong dollars, $296,376 [2005 — $nil] denominated in Euros and $2,299,679 [2005 — $1,257,333] denominated in Canadian dollars.

WEX PHARMACEUTICALS INC.
Notes to Consolidated Financial Statements
For the years ended March 31, 2006 and 2005
4. CASH EQUIVALENTS AND SHORT-TERM INVESTMENTS (continued):
[b] Short-term investments

2006	Interest Rate	Maturity Date	Amount

Canadian Dollar Investments
Guaranteed Investment Certificate	1.40%	May 2006	$100,000

			$100,000

2005	Interest Rate	Maturity Date	Amount

Canadian Dollar Investments
Guaranteed Investment Certificate	2.45%	December 2005	$4,000,000
Guaranteed Investment Certificate	2.25%	January 2006	2,000,000
Bankers Acceptance	2.51%	December 2005	3,996,776

			9,996,776

Chinese Renminbi Investments
Term Deposit	2.25%	January 2006	584,400

			$10,581,176

5. RESTRICTED CASH
For the year ended March 31, 2006 and 2005 the Company has pledged a guaranteed investment certificate of $23,000 as collateral held against the Company’s credit card facility.
6. FOREIGN CURRENCY
The Chinese Renminbi is not a freely convertible currency. Future exchange rates of Renminbi could vary significantly from the current or historical exchange rates as a result of controls that could be imposed by the PRC government. The exchange rates of Renminbi are affected by changes in PRC government policies. The exchange rates of Renminbi are also affected by economic developments and political changes domestically and internationally and supply and demand for the Renminbi. The Company does not expect these restrictions to affect the free flow of cash in the normal course of business.
In addition, the Company is exposed to foreign currency risks with respect to the U.S. dollar, European euro and Hong Kong dollar due to the Company having certain obligations and holding funds in these foreign currencies. The Company does not engage in foreign currency hedging instruments to mitigate its foreign currency risks.
7. DEPOSITS
The Company paid a deposit of $250,000 during the year ended March 31, 2005 to secure a lease for the Company’s corporate head office in Vancouver, BC. Provided the Company meets certain lease requirements, specified by the landlord, the deposit will be refunded over a period of three years with interest. $125,000 of the deposit was returned in June 2005. The second repayment due in June 2006 in the amount of $65,000 has been recorded as a current asset with the balance due in June 2007 recorded in deposits as at March 31, 2006.

WEX PHARMACEUTICALS INC.
Notes to Consolidated Financial Statements
For the years ended March 31, 2006 and 2005
8. PROPERTY AND EQUIPMENT

		Accumulated	Net Book
March 31, 2006	Cost	Amortization	Value

Furniture and office equipment	$552,658	$258,463	$294,195
Computer software	9,403	9,403	—
Leasehold improvements	155,274	144,291	10,983
Machinery and equipment	2,075,852	415,029	1,660,823
Equipment under construction	53,560	—	53,560
Motor vehicles	247,277	97,529	149,748

	$3,094,024	$924,715	$2,169,309

		Accumulated	Net Book
March 31, 2005	Cost	Amortization	Value

Furniture and office equipment	$598,766	$193,634	$405,132
Computer software	9,403	2,351	7,052
Leasehold improvements	252,229	109,546	142,683
Machinery and equipment	2,078,083	262,046	1,816,037
Motor vehicles	528,121	96,202	431,919

	$3,466,602	$663,779	$2,802,823

Included in property and equipment as at March 31, 2006 are assets held under capital leases with a cost of $nil [2005 — $97,901] and accumulated amortization of $nil [2005 — $44,131].
Amortization expense for the year ended March 31, 2006 amounted to $447,113 [2005 — $329,881].
9. INTANGIBLE ASSETS

	2006	2005

Technology licenses — cost	$5,196,850	$5,196,850
Accumulated amortization	(1,583,893)	(1,117,705)
Impairment write-down	(3,612,957)	—

Net book value	$—	$4,079,145

During the year ended March 31, 2006, management performed a review of the carrying value of its intangible assets which arose from its acquisition of the remaining 46% interest in Nanning Maple Leaf Pharmaceutical Co. Ltd. Following unfavorable clinical results, management has terminated its clinical programs and is reassessing its alternatives. Accordingly, management has determined that future revenue cash flows cannot reasonably be estimated and are uncertain and therefore the net carrying value of the intangible asset has been written down to $nil.
Amortization expense for the year ended March 31, 2006 amounted to $466,188 [2005 — $466,187].

WEX PHARMACEUTICALS INC.
Notes to Consolidated Financial Statements
For the years ended March 31, 2006 and 2005
10. CAPITAL LEASE OBLIGATIONS
During the year ended March 31, 2006 the capital leases were cancelled.
Interest expense for the year ended March 31, 2006 amounted to $1,731 [2005 — $3,715].
11. CONVERTIBLE DEBENTURES
On June 14, 2004, the Company’s wholly owned subsidiary, Wex Medical Limited, issued unsecured convertible debentures in the aggregate amount of $6,818,744 (US$5.1 million) with a term of 5 years. The debentures bear interest at 5.5% per annum payable semi-annually. The debentures are convertible at any time at the option of the holder into common shares of the Company at a conversion price of $5 per common share based on the Canadian dollar equivalent of the face value of the debentures at the date of conversion. The Company has the option to request a conversion at any time if the Company’s common shares have traded for ten consecutive days at a price of at least $7.50 per common share.
In accordance with Section 3860 of the CICA Handbook, the Company initially allocated the proceeds from the debentures into a debt component and an equity component. The convertible debentures were initially recorded on the balance sheet as a debt of $4,473,570 (US$3,346,000) which was calculated as the present value of the required interest and principal payments discounted at a rate approximating the interest rate that would have been applicable to non-convertible debt at the time the debentures were issued and is being accreted to the principal amount as additional interest over the terms of the debentures.
An amount of $2,332,443, representing the estimated value of the right of conversion, less related issue costs of $12,728, was included in shareholders’ equity as the equity component of the debentures representing the difference between the debt component and the face value of the debentures.
On December 22, 2005, the Company’s wholly owned subsidiary, Wex Medical Limited and the debentures holder amended the repayment terms of the unsecured convertible debentures.
The debentures, previously repayable at maturity of June 2009, are now repayable at regular intervals commencing in December 31, 2005 and ending December 31, 2007. The remaining terms of the debentures remain the same.
In accordance with Emerging Issues Committee Abstract number 88 of the CICA Handbook, the Company has revalued the convertible debentures based on the amended terms of the debenture agreement as at December 22, 2005 by calculating the net present value of the future cash flows using a discount rate of 20% that would have been applicable to non-convertible debt. Accordingly, $4,020,022 (US$3,456,596) was allocated to debt and the residual of $725,018 (US$623,404) was allocated to the conversion feature. The difference between this revised value of the debt and its book value of the debt before the amendment resulted in a loss of $830,516. The difference between the revised value of the conversion feature and its book value before the amendment resulted in a credit to deficit of $1,607,424.

WEX PHARMACEUTICALS INC.
Notes to Consolidated Financial Statements
For the years ended March 31, 2006 and 2005
11. CONVERTIBLE DEBENTURES (continued):
The debentures are repayable in U.S. dollars and are translated to Canadian dollars as follows:

Repayment dates	U.S. Dollars	Canadian Dollars
June 30, 2006	$382,500	$446,416
September 30, 2006	382,500	446,416
December 31, 2006	765,000	892,832
March 31, 2007	637,500	744,026
June 30, 2007	637,500	744,026
September 30, 2007	637,500	744,026
December 31, 2007	637,500	744,026

Total repayments	4,080,000	4,761,768
Imputed equity component	(623,404)	(725,018)
Accretion interest	115,131	134,370
Foreign exchange adjustment	—	(2,557)

Balance March 31, 2006	3,571,727	4,168,563
Less: current portion	(1,985,786)	(2,317,611)

Long-term portion	$1,585,941	$1,850,952

For the year ended March 31, 2006 included in interest expense for the debentures is interest calculated on the face value of the convertible debentures of $309,402 [2005 — $276,294] plus a notional interest amount of $388,267 [2005 — $251,145] representing the accretion of the carrying value of the debentures using a 20% effective interest rate.
12. SHARE CAPITAL
[a] Authorized
Unlimited number of common shares without par value.
[b] Issued and outstanding

	Number of
	Common
	Shares
	Outstanding	Amount

Balance, March 31, 2004	31,846,857	$55,161,562

Issued for cash pursuant to:
Stock options exercised	218,920	437,192
Warrants exercised	2,851,674	6,763,445
Agent’s warrants exercised	40,000	78,000
Reallocation of contributed surplus arising from stock-based compensation related to the exercise of stock options	—	142,820

Balance, March 31, 2005	34,957,451	$62,583,019

Issued for cash pursuant to stock options exercised	102,000	183,000

Balance, March 31, 2006	35,059,451	$62,766,019

WEX PHARMACEUTICALS INC.
Notes to Consolidated Financial Statements
For the years ended March 31, 2006 and 2005
[c] Escrow shares
As at March 31, 2006, 1,559,054 [2005 — 1,818,897] common shares are held in escrow relating to the acquisition, in September 2002, of the additional interest in Nanning Maple Leaf Pharmaceuticals Co. Ltd. to be released every six months in the amount of 259,843 shares with the balance to be released on November 12, 2007. The escrowed shares were not released in November 2005 since the Company is currently reviewing the acquisition agreement which was entered into on November 30, 2001 and related documentation prior to releasing any further shares from escrow.
During the year ended March 31, 2006, 259,843 [2005 — 519,686] common shares released from escrow.
[d] Stock options
The Company has a stock option plan which provides for the granting of up to 9,300,000 stock options to acquire common shares [2005 – 6,220,000] to executive officers, directors, employees, consultants and clinical advisory board members. The stock options available for issuance under the plan vest over various periods and have maximum terms of five years. As at March 31, 2006, the Company has 3,027,488 stock options available for future issuance under the plan.
Stock option transactions are summarized as follows:

	Number of	Weighted
	Options	Average
	Outstanding	Exercise Price

Balance, March 31, 2004	4,678,133	$2.92
Granted	255,000	3.24
Forfeited	(636,000)	2.51
Exercised	(218,920)	2.00

Balance, March 31, 2005	4,078,213	$3.05

Granted	804,333	1.54
Forfeited	(436,600)	3.43
Expired	(858,000)	2.96
Exercised	(102,000)	1.79

Balance, March 31, 2006	3,485,946	$2.71

The following table summarizes the Company’s outstanding options as at March 31, 2006 expiring between June 2006 and January 2011:

	Options Outstanding			Options Exercisable
		Weighted	Weighted Average		Weighted
		Average	Remaining		Average
Range of	Number of	Exercise	Contractual Life	Number of	Exercise
Exercise Prices	Options	Price	(years)	Options	Price
$1.50 – $1.82	1,710,946	$1.69	3.13	1,139,112	$1.76
$2.00 – $2.82	300,000	2.31	1.71	300,000	2.31
$3.65 – $3.83	1,290,000	3.82	2.53	1,290,000	3.82
$5.02 – $5.53	185,000	5.16	2.49	185,000	5.16

	3,485,946	$2.71	2.75	2,914,112	$2.94

WEX PHARMACEUTICALS INC.
Notes to Consolidated Financial Statements
For the years ended March 31, 2006 and 2005
12. SHARE CAPITAL (continued):
[e] Stock-based compensation
For the year ended March 31, 2006, the Company recorded non-cash stock-based compensation expense of $222,071 [2005 — $2,152,721], and recorded a corresponding increase in contributed surplus. This compensation expense is allocated between research and development expenses as to $12,710 [2005 - $704,075] and general and administrative expenses as to $209,361 [2005 — $1,448,646] on the same basis as cash compensation. The fair value of the stock options granted during the year was estimated using the Black-Scholes option-pricing model using the following weighted average assumptions:

	2006	2005
Annualized volatility	53.08%	63.56%
Risk-free interest rate	3.98%	3.78%
Expected life	4.93 years	3.0 years
Dividend yield	0.0%	0.0%
The weighted average estimated fair value of stock options granted during the years ended March 31, 2006 and 2005 was $0.70 and $1.49 respectively.
[f] Share purchase warrants
As at March 31, 2006, the Company had warrants outstanding for the purchase of 3,838,788 [2005 - 3,838,788 ] common shares, at an average price per common share of $3.85 [2005 — $3.85]. Effective July 13, 2005, the Company received approval from the Toronto Stock Exchange (TSX) to extend the expiry dates of the common share purchase warrants by an additional year, which now expire at various dates from August 5, 2006 to January 30, 2007. Shareholder approval for the expiry extension of 1,810,018 of the warrants was obtained at the Annual General Meeting on August 12, 2005. In addition, at March 31, 2005 the Company had agent’s warrants outstanding for the purchase 109,392 common shares at an average price of $2.27 per common share. All of these agent’s warrants expired unexercised between October 2005 and January 2006.
[g] Shareholders Rights Plan
On September 9, 2005, the shareholders approved a shareholder rights plan (the “Rights Plan”), which expires at the Company’s annual general meeting in 2008. The Rights Plan was designed to encourage the fair treatment of its shareholders in the event of an unsolicited take-over bid for shares of the Company. The Rights Plan provide the board of directors (the “Board”) and shareholders of the Company with more time to fully consider any unsolicited take-over bid without undue pressure, allowing the Board to pursue, if appropriate, other alternatives to maximize shareholder value and allowing additional time for competing bids to emerge. Under the Rights Plan, holders of common shares are entitled to one share purchase right (“Right”) for each common share held. If any person or group makes a take-over bid, other than a bid permitted under the plan or acquires 20% or more of the Company’s outstanding common shares without complying with the Rights Plan, each Right will entitle its holder (other than the acquiring person and certain related persons) to acquire, for $100, common shares of the Company having a market price of $200.

WEX PHARMACEUTICALS INC.
Notes to Consolidated Financial Statements
For the years ended March 31, 2006 and 2005
13. LICENSING INCOME
On November 27, 2002, the Company entered into a license and collaboration agreement with Laboratorios Del Dr. Esteve S.A. (“Esteve”) located in Spain for the European licensing rights to commercialize its products TetrodinTM and TectinTM and its successor products.
The agreement involves sharing equally joint development costs in excess of $35,000,000 (€25,000,000). As consideration, the Company received, during the year ended March 31, 2003, a payment from Esteve of $2,974,430, comprising an initial license payment of $1,424,430, net of withholding taxes of $158,270, and $1,550,000 as a private placement for 673,915 common shares at $2.30 per common share.
The Company is scheduled to receive further payments from Esteve based on clinical milestone developments in Europe and Canada. In countries where a sublicense is granted, the Company will share in the fees obtained by Esteve from its sublicenses. The Company will also receive royalty payments based on the volume of sales when sales, in excess of a threshold, of the products commence. The Company retains the exclusive rights to manufacture and supply the pharmaceutical products to the licensed territory of Europe.
The initial license payment is being amortized into revenue on a straight-line basis over the period of ongoing involvement of the Company in the arrangement. During the fourth quarter of fiscal 2005 management revised the estimate of its ongoing development from five to seven years. The impact of the change was to reduce licensing revenue for the year ended March 31, 2005 by approximately $32,000. During the year ended March 31, 2005 an additional $3,136,200 (€2,000,000) was invoiced to Esteve pursuant to the agreement and recorded as revenue for research and development work performed upon the completion of the Tectin™ Phase IIa trial in Canada. At March 31, 2005, $3,136,200 is included in accounts and other receivables, which was subsequently received in April 2005.

WEX PHARMACEUTICALS INC.
Notes to Consolidated Financial Statements
For the years ended March 31, 2006 and 2005
14. RESEARCH AND DEVELOPMENT and GENERAL AND ADMINISTRATIVE EXPENSES

Years ended March 31	2006	2005

Research and development
Administration costs	$124,961	$195,140
Clinical testing , insurance, consulting and patent costs	9,142,193	6,692,638
Legal and translating	25,406	1,491
Rent [note 17(i)]	265,431	230,513
Salaries and benefits	1,233,974	766,452
Scientific research and development tax credit	(485,981)	(225,713)
Stock-based compensation expense [note 12(e)]	12,710	704,075
Travel and conferences	322,223	271,013

Total research and development expenses	$10,640,917	$8,635,609

General and administrative
Administration costs	$721,770	$630,760
Audit and accounting fees	383,518	143,926
Directors’ fees	227,311	114,500
Legal and solicitor fees	579,900	381,618
Loss on disposal of property and equipment	141,060	13,150
Rent [note 17(i)]	258,178	428,331
Salaries, benefits	$1,370,824	$1,539,693
Stock-based compensation expense [note12(e)]	209,361	1,448,647
Travel, promotion and advertising	566,516	517,153

Total general and administrative expenses	4,458,438	5,217,778

15. INCOME TAXES
As at March 31, 2006, the Company has non-capital losses of approximately $27,970,000 [2005 - $19,341,000] for income tax purposes which may be carried forward to reduce taxable income of future years in Canada ($15,505,000), Hong Kong ($7,972,000) and China ($4,437,000).
In addition, the Company has approximately $15,208,000 [2005 — $9,593,000] of scientific research and experimental development expenditures, which can be carried forward indefinitely to reduce Canadian taxable income of future years. The Company also has approximately $3,040,000 [2005 - $1,918,000] federal scientific research and experimental development tax credits available to offset Canadian federal income taxes otherwise payable.

WEX PHARMACEUTICALS INC.
Notes to Consolidated Financial Statements
For the years ended March 31, 2006 and 2005
15. INCOME TAXES (continued):
A summary of the loss carry forwards and tax credits are as follows:

		Non-Capital
	Investment	Loss Carry
	Tax Credits	Forwards
2007	$—	$696,000
2008	—	3,071,000
2009	—	1,985,000
2010	—	1,008,000
2011	178,000	1,051,000
2012	335,000	—
2013	146,000	—
2014	437,000	2,185,000
2015	752,000	2,950,000
2016	1,192,000	6,996,000
2024	—	37,000
2025	—	1,000
2026	—	18,000
No expiry	—	7,972,000

	$3,040,000	$27,970,000

Significant components of the Company’s future tax assets as of March 31 are shown below:

	2006	2005
Future tax assets:
Research and development deductions and credits	$7,191,000	$4,538,000
Loss carry forwards	8,167,000	5,484,000
Deferred revenue recognized for tax purposes	235,000	312,000
Tax values of depreciable assets in excess of accounting values	1,977,000	499,000
Other	742,000	547,000

Future tax assets	18,312,000	11,380,000
Valuation allowance	(18,312,000)	(11,380,000)

Future tax assets	$—	$—

The potential income tax benefits relating to future tax assets have not been recognized in the financial statements as their realization does not meet the requirement of “more likely than not” under the liability method of tax allocation.
The reconciliation of income tax attributable to operations computed at the statutory tax rates to income tax expense (recovery), using a 34.49% [2005 — 35.62%] statutory tax rate at March 31 is as follows:

	2006	2005

Income tax recovery at statutory rates	$(7,457,000)	$(4,155,000)
Tax effect of non-deductible expenses	714,000	1,985,000
Unrecognized temporary differences	6,949,000	2,170,000
Foreign tax rate differences	(206,000)	—

	$—	$—

WEX PHARMACEUTICALS INC.
Notes to Consolidated Financial Statements
For the years ended March 31, 2006 and 2005
16. RELATED PARTY TRANSACTIONS
[a]
The Company incurred $287,525 in consulting fees to an officer during the year ended March 31, 2006 [2005 — $350,960] which are included in the research and development expenses. As at March 31, 2006, $20,129 is included in accounts payable and accrued liabilities [March 31, 2005 — $nil].

[b]	The Company paid $34,878 in consulting fees to an officer and director during the year ended March 31, 2006 [2005 — $nil] which are included in general and administrative expenses.

[c]
The Company incurred $394,318 of legal fees charged by a law firm, a partner of which is a director of the Company, for the year ended March 31, 2006 [2005 — $284,694] which are included in general and administrative expenses. As at March 31, 2006, $96,211 is included in accounts payable and accrued liabilities [2005 — $79,038].

All related party transactions are recorded at the exchange amounts agreed to between the related parties.
17. COMMITMENTS AND CONTINGENCIES
[i]	The Company has entered into operating lease agreements with respect to its premises and facilities for which the minimum payments required under these agreements are as follows:

2007	$258,935
2008	170,902
2009	120,932
2010	9,936
2011	3,312

Total future minimum lease payments	$564,017

Rent expense for the year ended March 31, 2006 amounted to approximately $498,000 [2005 — $611,000].
On December 30, 2005, the Company assigned the lease of its former Vancouver premises, with a total future commitment remaining until May 31, 2014 for base rent of $2,043,000 plus operating costs, to new tenants. The new tenants are liable for all commitments related to these premises. However, the Company has guaranteed the future payments in the event that the assignee defaults, and in this respect has obtained personal indemnifications by the assignees.
As a result of the assignment transaction, the Company has recognized the settlement costs on the date of the settlement as a charge to income in the amount of $108,480 offset by the recognition of the deferred tenant inducements of $206,748. Also, leasehold improvements related to these premises of $82,401 have been fully written down and recognized as amortization costs.

WEX PHARMACEUTICALS INC.
Notes to Consolidated Financial Statements
For the years ended March 31, 2006 and 2005
17. COMMITMENTS AND CONTINGENCIES (continued):
[ii]
The Company has entered into agreements with various companies for non-clinical work and for the purpose of conducting clinical research studies. Payments required under these agreements are as follows:

	Non Clinical	Clinical
	Research	Research	Total

2007	$389,948	$728,468	$1,118,416

[iii]	Pursuant to a license agreement with Esteve, the Company is jointly responsible for development costs in excess of $35 million (€25 million), if any.

[iv]
Employees of the Asian subsidiaries participate in a mandatory defined contribution retirement plan pursuant to which the subsidiaries make contributions based on a percentage of the employee’s salary.

[v]
The Company was notified in April 2005 that its appeal with the Chinese Patent Office concerning ownership of a patent relating to addiction withdrawal in the territory of China was not successful. The Company is currently assessing its alternatives.

[vi]
The Company is the subject of an investigation by a regulatory authority as to whether its disclosure of its Phase IIa clinical trial results in October 2003 was timely and accurate in connection to the grant of options on October 31, 2003. The outcome and financial impact, if any, of this matter is not determinable.

[vii]
The Company has received a claim by two former employees relating to severance as well as the issuance of further stock options. While the Company intends to defend these claims, management has made estimates for the potential loss which has been recorded in expenses. Management does not expect the final resolution of these matters to have a material effect on the Company’s operating results.

[viii]
In addition, the Company has received a claim in the amount of US$120,000 ($140,000) for services rendered. Management believes that this claim is without merit and intends to defend the action. The Company does not expect any losses to occur with respect to this matter and accordingly no provision has been made in the accounts. A loss, if any, arising from this matter will be recorded in the period it is determined.

WEX PHARMACEUTICALS INC.
Notes to Consolidated Financial Statements
For the years ended March 31, 2006 and 2005
18. INDEMNIFICATION
The Company enters into agreements with third parties that include indemnification provisions in the ordinary course of business that are customary in the industry. These indemnifications generally require the Company to compensate the other party for certain damages and costs incurred as a result of any third party claims or damages arising from these agreements. In some cases, the maximum potential amount of future payments that could be required under these indemnification provisions is unlimited. These indemnification provisions may survive termination of the underlying agreement. The nature of the indemnification obligations prevents the Company from making a reasonable estimate of the maximum potential amount it could be required to pay. Historically, the Company has not incurred any liabilities pursuant to these indemnifications and no amount has been accrued in the Company’s consolidated financial statements with respect to these indemnification obligations. The Company maintains liability insurance that reduces this exposure and may enable the Company to recover all or some future amounts paid, if any, less any deductible amounts pursuant to the terms of the respective policies.
19. FINANCIAL INSTRUMENTS AND RISK
Fair value estimates of financial instruments are made at a specific point in time, based on relevant information about financial markets and specific financial instruments. As these estimates are subjective in nature, involving uncertainties and matters of significant judgement, they cannot be determined with precision. Changes in assumptions can significantly affect estimated fair values.
The carrying value of cash and cash equivalents, restricted cash, short-term investments, accounts and other receivables and accounts payable approximates fair value because of the short-term nature of these instruments. The fair value of capital lease obligations and convertible debentures, calculated at the present value of the future contractual payments of principal and interest, discounted at current applicable market rates of interest, approximates their carrying values.
Financial risk is the risk to the Company’s results of operations that arises from fluctuations in interest rates and foreign exchange rates and the degree of volatility of these rates. Interest rate risk arises as the Company’s investments bear fixed interest rates. Foreign exchange risk arises as a portion of the Company’s investments which finance operations are denominated in Canadian dollars and a portion of the Company’s expenses are denominated in Hong Kong dollars and the Chinese RMB. With respect to the concentration of credit risk, included in accounts and other receivables is an amount of $nil [2005 — $3,136,200] due from the Company’s development partner [note 13].
20. SUPPLEMENTAL CASH FLOW INFORMATION
During the year ended March 31, 2006 the Company paid $1,731 [2005 — $3,892] of interest relating to capital leases and $244,825 [2005 — $276,294] of interest relating to the convertible debentures.
21. SEGMENTED INFORMATION
[a]	The Company is managed as one reportable business segment. Revenues and long-lived assets by geographical segment are presented below.

WEX PHARMACEUTICALS INC.
Notes to Consolidated Financial Statements
For the years ended March 31, 2006 and 2005
21. SEGMENTED INFORMATION (continued):
[b]	Geographic Information:

Revenue is attributed to countries based on the location of the Company’s collaborators and customers.

	2006	2005
Sales to and licensing fees from external customers:
China	$441,070	$517,997
Spain	187,777	3,420,549
United Kingdom	—	51,742

	$628,847	$3,990,288

[c]	License and research and collaboration fees for the years ended March 31, 2006 and 2005 are derived solely from the Company’s development partner located in Spain.

[d]	The break-down of the Company’s long-lived assets by location, which include property and equipment and intangible assets, are as follows:

	2006	2005
Long-lived assets:
United States	$—	$3,584
Canada	145,586	4,420,451
Hong Kong	27,185	307,260
China	1,942,978	2,150,673

Total long-lived assets	$2,115,749	$6,881,968

AMENDED
July 5, 2006

To the Following Securities Commission(s):

Alberta Securities Commission
Manitoba Securities Commission
Newfoundland Securities Commission
Securities Registry — Northwest Territories
Ontario Securities Commission
Quebec Securities Commission
Justice Services Division — Yukon
B.C. Securities Commission
New Brunswick Securities Commission
Nova Scotia Securities Commission
Nunavut Securities Commission
P.E.I. Securities Commission
Saskatchewan Securities Commission

To the Following Stock Exchange(s):

TSX Venture Exchange

Dear Sirs:

RE:	ANNUAL MEETING
WEX PHARMACEUTICALS INC.
ISIN NUMBER CA9620841093
Pursuant to a request from our Principal, we wish to advise you of the following dates in connection with their Annual Meeting of Shareholders:

Date of Meeting:	August 11, 2006
Record Date for Notice:	June 27, 2006
Record Date for Voting:	June 27, 2006
Beneficial Ownership Determination Date:	June 27, 2006
Securities Entitled to Notice:	Common Shares
Securities Entitled to Vote:	Common Shares
Special Business:	Yes
Yours very truly,
CIBC MELLON TRUST COMPANY
“Gilda Brombal
Account Officer
Client Services
CIBC Mellon Trust Company
The Oceanic Plaza, 1066 West Hastings Street, Vancouver, British Columbia V6E 3X1
Tel: (604) 688-4330 Fax: (604) 688-4301 E-Mail inquiries@cibcmellon.com Website: www.cibcmellon.com
Mailing Address: PO Box 1900, Vancouver, British Columbia V6C 3K9
CIBC Mellon Trust Company is a licensed user of the CIBC and Mellon trademarks.

/gb
CIBC Mellon Trust Company
The Oceanic Plaza, 1066 West Hastings Street, Vancouver, British Columbia V6E 3X1
Tel: (604) 688-4330 Fax: (604) 688-4301 E-Mail inquiries@cibcmellon.com Website: www.cibcmellon.com
Mailing Address: PO Box 1900, Vancouver, British Columbia V6C 3K9
CIBC Mellon Trust Company is a licensed user of the CIBC and Mellon trademarks.

WEX Pharmaceuticals Inc. is dedicated to the discovery of new therapeutic agents for the management of pain. WEX’s principal business strategy is to derive drugs from naturally occurring toxins and develop proprietary products for the global market. Toronto Stock Exchange symbol: WXI

TABLE OF CONTENTS

About WEX	2

President’s Message	5

Management’s Discussion and Analysis	6

Management’s Responsibility for Financial Reporting	21

Auditors’ Report	21

Consolidated Balance Sheets	22

Consolidated Statements of Operations and Deficit	23

Consolidated Statements of Cash Flows	24

Notes to Consolidated Financial Statements	25

Corporate Information & ACM Notice	40
WEX I Annual Report 2006     1

ABOUT WEX
WEX Pharmaceuticals Inc. (“WEX” or the “Company”) is dedicated to the discovery, development, manufacture and commercialization of innovative drug products for the management of pain.
VISION
The Company’s vision is to become a fully integrated international pharmaceutical company with the expertise and infrastructure to discover, develop, manufacture, and commercialize proprietary therapeutics derived from naturally occurring toxins for worldwide markets.
NOVEL APPROACH
WEX is developing Tetrodotoxin (“TTX”) as a medication intended to provide relief for various persistent and chronic pain conditions, as well as symptoms associated with addiction and withdrawal from abused substances. TTX is also being developed as a local anaesthetic.
TTX is a naturally occurring substance derived from the puffer fish or fugu, as known in Japan. WEX scientists are studying the TTX molecule in order to understand its significant medical benefits and tolerability profile. TTX is effective by means of a highly targeted mechanism of action, selectively blocking the sodium channels preventing the transmission of pain signals to the brain.
Puffer Fish
The puffer fish is considered to be one of the most unusual in appearance of all fish in the ocean. From the Tetraodontidae order, the puffer fish family are distinguished by their round, plump bodies which have given them such common names as blow fish and swell fish. ;ost amazingly, the puffer fish have a somewhat thick, leathery, skin that does not have scales, but has tiny spines set deeply in the pores. When the puffer fish is calm, these spines remain unseen. But at the instant a predator approaches, the spines immediately become visible as the puffer fish causes its body to swell. When predators approach or a threatening situation arises, the puffer fish becomes highly agitated, filling a special sac found inside their body with air or water.
2     WEX I Annual Report 2006

ABOUT WEX
4LOBAL PAIN MARKET VALUE IN 2OO5
($5O Billion)
PAIN MARKET
Chronic pain is a worldwide problem with serious health and economic consequences. The worldwide market for pain drugs totalled over US $50 billion in 2005 and is expected to increase to US $75 billion by 2010 (according to Professor K.K. Jain’s June 2006 report on “Pain Therapeutics — Drug, Markets and Companies”). The pain management market has grown significantly in recent years and is expected to continue to grow significantly due to a number of factors, including a rapidly aging population, patient’s demand for effective pain relief, increasing recognition of the therapeutic and economic benefits of effective pain management by physicians and healthcare providers and payers, and longer survival times for patients with painful conditions, such as cancer and acquired immune deficiency syndrome (AIDS).
LEAD PRODUCTS
TECTIN™ — drug candidate is designed for the analgesic market, specifically targeting inadequately controlled pain in patients with advanced cancer and was chosen as our lead product because of the need for a new drug which addresses chronic pain that offers better pain relief and fewer side effects with no addiction. Promising Canadian Phase IIa results for Tectin™ showed a clinical meaningful response in 71% of the cancer patients who were considered to have benefited from treatment based on both objective and clinical criteria. In March 2006, the Phase IIb/III testing in Canada was prematurely terminated following unfavourable interim analysis. A detailed internal data analysis is underway and is expected to be completed in September of 2006. The Company will then consult the concerning regulatory agencies regarding further clinical development for Tectin™.
TETRODIN™ — is for the management of pain and other symptoms associated with opioid withdrawal including such drugs as heroin. These highly addictive drugs work by sending an active ingredient to the opioid receptors of the brain, creating an euphoric feeling. Addicted users experience a continued physical craving for the euphoric results produced by repeated use, exacerbated by the fear of the withdrawal symptoms that, in all cases, follows discontinued use of the drug. These symptoms generally include severe pain. The Company believes that Tetrodin™ can effectively reduce or eliminate the pain associated with opioid withdrawal. The Company will not pursue further Phase II testing until additional resources are available or a partnership/collaboration is entered into.
TOCUDIN™ — is targeted at the local and topical anaesthetic market for patients undergoing surgery or procedures for which general anaesthesia (loss of consciousness) may be impractical or unnecessary.
WEX I Annual Report 2006     3

ABOUT WEX
Tocudin™ is currently undergoing pre-clinical testing. Further development and commercialization plans are pending obtaining additional resources.
UNMET MEDICAL NEED
The drugs currently prescribed to treat moderate to severe chronic pain, such as narcotics, can be ineffective and can cause many side effects. As the management of advanced cancer pain currently falls into the category of an unmet medical need the Company believes this indication will help the regulatory approval process to achieve early commercialization of Tectin™.
RESEARCH AND MANUFACTURING
The Company maintains research and manufacturing capabilities through its subsidiary Nanning Maple Leaf Pharmaceutical Co. Ltd. (“NMLP”). At present, the facility operates to Chinese GMP standards and has manufactured the clinical materials used in Phase I/II clinical trials in Canada. As of 2005 all clinical supply are manufactured by Sandoz Canada.
NMLP also carries on manufacturing of therapeutic pharmaceuticals licensed by China’s State Food and Drug Administration (“SFDA”) which are currently for sale in China.
PARTNERSHIP
On November 27, 2002 the Company concluded a license, collaboration and distribution agreement with a Barcelona-based pharmaceutical company, Laboratorios del Dr. Esteve, S.A. (“Esteve”) for the European rights to all our products derived from Tetrodotoxin. Esteve is a private company with over Cdn $1.2 billion in annual sales and approximately 2,500 employees. The agreement provided an up-front payment of Cdn $1.56 million. In addition, up to approximately Cdn $60,000,000 will be available to WEX in the form of additional milestone payments to the Company and costs associated for European trials and registration.
INTELLECTUAL PROPERTY
Currently, WEX holds the rights to 91 patents or patent applications filed in 31 jurisdictions which correspond to 16 patent families. As no patent protection is available for native compounds such as the TTX compound derived from the puffer fish, the Company’s intellectual property portfolio includes patents to protect therapeutic uses, dosages, manufacturing and purification of TTX, derivatives, combinations and formulation processes.
HUMAN RESOURCES
WEX has a team of 77 professionals throughout its offices in Vancouver, Beijing, Hong Kong and its R&D/manufacturing facility in Nanning, China.
4     WEX I Annual Report 2006

PRESIDENT’S MESSAGE
Dear Shareholders,
Last year was a very challenging year for WEX because of the early termination of our Tectin™ Phase llb/lll clinical study, leading to delay in the development and commercialization of Tetrodotoxin (“TTX”). We have, however, learned a lot from this study and, as a result, l am more confident than ever that our TTX product platform has a bright future.
Supported by a solid scientific foundation, we are in the process of putting together a new development plan for TTX, which may include forming new partnership(s) for its global development. We plan to pursue US clinical studies under the FDA approved lND application for Tectin™ and we will also continue to develop a high quality manufacturing facility in China. We are highly encouraged by the report of an independent inspection of our facility in Nanning, China. The report has found that the facility is physically and organizationally of a high quality standard and conforms to GMP codes. Our lP portfolio is solid and well organized. We have gone through a cost reduction process to minimize operational expenses, including reduction in headcount and office spaces.
ln the coming year, WEX will continue to focus on the research and development of TTX for therapeutic applications in pain management. We plan to raise additional funding to support the clinical studies of TTX and we will also actively search for new product opportunities relevant to pain management and leverage our establishment in China to expand our business in Asia.
l would like to take this opportunity to thank all the shareholders of WEX for your continued support and trust. l would also like to thank the Directors of WEX for their guidance and governance support to the operations. Finally, l want to thank the WEX team for their dedication and hard work. We have a strong foundation supporting the eventual success of WEX as an integrated international leader in pain management. We have the expertise and infrastructure to discover, develop, manufacture and commercialize proprietary therapeutics. Ultimately, the success of WEX will maximize returns on the shareholders investment in WEX. Together we can do it, and we will.
Sincerely Yours,
Edge Wang, Ph.D.
President and CEO
WEX PHARMACEUTlCALS lNC.
WEX I Annual Report 2006     5

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITIONS AND RESULTS OF OPERATIONS
Fiscal Year Ended March 31, 2006
The following discussion by management of the operating results covers the 12 month period ended March 31, 2006 is as of June 29, 2006 and should be read in conjunction with the Company/s audited consolidated financial statements and the notes included thereto. The Company/s audited consolidated financial statements have been prepared in accordance with Canadian Jenerally Accepted Accounting Principles and all amounts are in Canadian currency unless otherwise noted. The forward-looking statements in this discussion regarding our expectations regarding the future performance, liquidity and capital resources and other non-historical statements in this discussion include numerous risks and uncertainties, as described in the PRisk Factors” section of the Company/s Annual Information Form. The Company/s actual results may differ materially from those contained in any forward-looking statements. Additional information relating to WEX Pharmaceuticals Inc. including the Company/s Annual Information Form is available on SEDAR at www.sedar.com.
OVERVIEW
WEX Pharmaceuticals lnc. (“WEX” or the “Company”) is dedicated to the discovery, development, manufacture and commercialization of innovative drug products for the management of pain.
The Company is currently developing Tetrodotoxin (“TTX”) as a medication intended to provide relief for various persistent and chronic pain conditions associated with cancer (trade name Tectin™). The clinical trial of Tectin™ was discontinued pending detailed analysis of the data generated from the trial. The development of TTX as an agent for treating symptoms associated with addiction and withdrawal from abused substances (trade name Tetrodin™) will not be pursued until further resources are available or a partnership/collaboration is entered into. The development of a local anaesthetic (trade name Tocudin™) is currently in the pre-clinical stage and further development plans are pending allocation of additional resources.
Our vision is to become a fully integrated international pharmaceutical company with the expertise and infrastructure to discover, develop, manufacture and commercialize proprietary therapeutics derived from naturally occurring toxins for worldwide markets.
FISCAL 2006 CORPORATE DEVELOPMENTS
Clinical
Tectin™, in August 2005 WEX re-launched its Canadian Phase llb/lll clinical trial protocol in moderate to severe inadequately controlled cancer-related pain. The patients’ recruitment rate was lower than anticipated with about 35% of the required patients enrolled and dosed. The Company therefore determined the amendments necessary in order to complete the study in a timely manner without compromising objectives and patient safety. The amended protocol, approved by Health Canada, simplified the study, lessened the burden on patients and as a result, reduced the workload required by the physicians and their clinical teams. This was expected to help accelerate patient recruitment.
October 2005 the Company released the preliminary results of its Chinese Phase lla clinical trial of Tetrodotoxin (Tectin™). There were no serious adverse side effects reported at any dose level. The results seem to demonstrate an efficacy optimal dose similar to that identified within the Canadian development.
March 2006 the Canadian Phase llb/lll study was prematurely terminated as recommended by the Data Monitoring Committee (“DMC”) following an unfavourable interim analysis. The continuation study WEX- 014OL, “A Multicentre, Open-Label, Long-Term Efficacy and Safety Continuation Study of Subcutaneous Tetrodotoxin (Tectin™) for moderate to Severe Cancer-Related Pain” which was designed to allow those patients originally enrolled in the Phase llb/lll trial to receive treatment with Tectin™ in order to further study drug efficacy and safety has also been discontinued.
6     WEX I Annual Report 2006

MANAGEMENT’S DISCUSSION AND ANALYSIS
The Company has developed a strategic plan to make a detailed analysis of the data generated by the study. Parameters such as decreased intake of opioids and analgesics, and assessment of other pain scales, i.e. neuropathic pain scale, McGill Pain Questionnaire, and the other secondary endpoints (improvement of quality of life, mood, activity, sleep, etc.), which were not examined by the DMC, will be evaluated in this analysis. The analysis is expected to be completed in July 2006. The Company will then consult the concerned regulatory agencies regarding further clinical development for Tectin™ in refractory, malignant cancer pain.
Tetrodin™ in August 2005 WEX released the results of the Phase IIa double-blind, placebo-controlled study of the efficacy and safety of tetrodotoxin (Tetrodin™) in reducing withdrawal symptoms in methadone- maintained subjects. The results of the study suggest that the use of a four-day pre-treatment regimen of 30 pg of subcutaneous Tetrodin™, two times a day, prior to the initiating of withdrawal symptoms with naloxone, does not alleviate the withdrawal symptoms, as assessed in 14 methadone-maintained subjects. However, the results are not conclusive since the study included a relatively small number of subjects with a large variation in response, a small carryover effect was observed from one treatment period to the next and in this pre-treatment study design Tetrodin™ was not administered while subjects were experiencing withdrawal symptoms. The experience with this study has helped the Company to better understand Tetrodin’s™ mechanism of action, such that Tetrodin™ treatment may only be effective when administered during the withdrawal period. Hence, it is possible that in a larger study with a different treatment regimen, Tetrodin™ may prove to have clinical efficacy in this indication. A significant finding from this study was that the safety profile of tetrodotoxin was similar to that observed in previous studies and that the administration of naloxone following tetrodotoxin versus placebo treatment did not produce different safety profiles. The Company will not pursue the development of Tetrodin™ in Canada or China until further resources are available or a partnership/collaboration is entered into.
Tocudin™ a local anaesthetic, is currently in the pre-clinical stage and further development and commercialization plans are pending allocation of additional resources.
Manufacturing
January 2006 an inspection was performed on Nanning Maple Leaf Pharmaceuticals (“NMLP”), a 97%-owned subsidiary of the Company. This inspection was done by an independent research organization at the request of our co-development partner, Laboratorios del Dr. Esteve S.A. (“Esteve”), to ensure that the facilities met GMP (Good Manufacturing Practices) requirements.
The report concluded that, NMLP is physically and organizationally of a high quality standard and was found to conform to GMP codes. Furthermore, any deficiencies observed at NMLP were determined to be minor and not likely to compromise the purity of the API (Active Pharmaceutical Ingredient) produced, or its safety and efficacy in clinical use.
Collaboration
April 2005 the Company received a payment of €2,000,000 (approximately $3,100,000) from its co-development partner Esteve for research and development work done for the completed Tectin™ Phase IIa trial in Canada.
Financial
July 2005 WEX received TSX approval for the extension of the expiry dates of 3,838,788 previously issued share purchase warrants for an additional one-year period, subject to shareholder approval, where required, which was received at the Company’s Annual General and Special General Meeting held on August 12, 2005 and adjourned to September 9, 2005. The Company believed that the extension of the expiry dates increases the likelihood that the warrants will be exercised, potentially bringing over $14,700,000 in exercise proceeds to the Company.
WEX I Annual Report 2006     7

MANAGEMENT’S DISCUSSION AND ANALYSIS
August 2005 WEX received a request for early redemption of its unsecured convertible debentures in the aggregate principal amount of US$5.1 million that were issued in June 2004 by the Company’s wholly owned subsidiary, Wex Medical Ltd., to 3 investment funds managed by a major Asian financial institution. In December 2005, the Company finalized negotiations with the debenture holders and under the amended terms, the Company has agreed to repay the debentures in a series of installment payments over the next two years. An initial payment of US$1.02 million was made prior to December 31, 2005 and the final payment will be made on December 31, 2007. The remaining terms of the debentures, including interest and conversion terms, remain unchanged. As of March 31, 2006 the remaining aggregate principal amount of the debentures is US$4,080,000 million which is equivalent to $4,761,768 (See Convertible Debentures section.)
The Company ended this fiscal year with cash and cash equivalents of $7.8 million.
U.S. Commercialization Strategy
June 2006 the Company received approval for its IND (Investigational New Drug) application with the US FDA (Food and Drug Administration) to initiate a clinical trial of Tectin™. This represents a significant achievement since for the first time, WEX will perform a trial under a US-IND, and this will grant access to a significant patient population base for future TTX development.
The trial is designed to assess the kinetics of tetrodotoxin (TTX) after a single subcutaneous dose to understand the fate of the drug in the body of healthy volunteers. As the dose of TTX administered to humans is very small, in the past there were no established method sensitive enough to detect the product in biological fluids and, therefore, the kinetics of TTX were not known. Recently, an analytical method sensitive enough to assay TTX in human samples of blood and urine has been developed. This will allow the Company to proceed with this study and obtain information about TTX kinetics, data crucial to the successful development of the product.
Team Reorganization
April 2005 the Company appointed Michael (Guang) Luan as Director and Chairman of the Board.
August 2005 Frank (Hay Kong) Shum resigned as Chief Executive Officer and Dr. Edge Wang was appointed as interim Chief Executive Officer. In December 2005 Dr. Edge Wang became President and Chief Executive Officer of the Company.
September 2005 WEX completed a restructuring, primarily affecting its Vancouver and Hong Kong offices to better align WEX’s resources with its business needs. In connection with the restructuring WEX’s headcount was reduced by about 35% in both its headquarters in Vancouver and its Hong Kong office. The headcount reduction is expected to reduce employment related expenses by approximately 30%. The restructuring allowed the Company to focus more of its resources on clinical development.
December 2005 Simon Anderson joined the Board of Directors and is now also the Chair of the audit committee. Dr. Howard Cohen, who was the chair of the Company’s scientific advisory board, also joined the Board of Directors. Dr. Cohen replaced Dr. Phil Gold, who had stepped down as a director, and continues to serve the Company as a member of the scientific advisory board.
January 2006 Kenneth Jun Tao Li (formally known as Kenneth Hoi Kau Lee) resigned from the Board of Directors.
March 2006 due to the unfavorable interim analysis of the Canadian Phase IIb/III study the Company further reduced its workforce in North America by more than 50% for an expected cost saving of approximately $1,000,000 per year in direct salaries and related costs to allow for the continued development of its lead product candidate Tectin™.
8     WEX I Annual Report 2006

MANAGEMENT’S DISCUSSION AND ANALYSIS
Now that the Company has completed its significant restructuring it can look forward to focusing on strategic development of TTX.
Shareholders Rights Plan
At the Company’s Annual General and Special General Meeting on August 12, 2005 and adjourned to September 9, 2005, the shareholders approved a Shareholder Rights Plan (the “Rights Plan”), which expires at the Company’s annual general meeting in 2008. The Rights Plan was designed to encourage the fair treatment of its shareholders in the event of an unsolicited take-over bid for shares of the Company.
Intellectual Property
June 2005 the Company announced that the ownership of the Chinese Drug Withdrawal Patent was changed from the Company’s subsidiary, Nanning Maple Leaf Pharmaceuticals (“NMLP”) to one of the inventors and a third party who alleges to be an employer of the other inventor. Subsequently, the Company entered into discussions with the other parties and, as a result, both registered owners of this Chinese Drug Withdrawal Patent have provided written confirmation that they are willing to transfer the ownership back to NMLP on terms to be finalized that the Company believes will be satisfactory.
The Company is currently evaluating the situation and until the ownership of the patent is resolved and as a result of financial and other considerations, the Company has decided to temporarily postpone development and testing of its opiate addiction withdrawal drug in Canada and China. The ultimate outcome of this matter is uncertain at this time. There can be no assurance that this matter will be resolved on a timely matter or that the outcome will be resolved on a favorable basis for the Company.
This does not affect any of the Tectin™ clinical trials conducted by the Company to date or the Company’s ability to use the results of the trials for regulatory approval purposes. The two individuals noted as inventors on the patent in question are not associated with any of the Company’s other patents filed or registered in China.
The Company’s core business has not been affected and we will continue to focus our financial and operational resources on the development of Tectin™ for the treatment of moderate to severe cancer-related pain through clinical development in North America, China and Europe.
November 2005, the Company made a request for its US Patent No. 6,407,088 “Method of Analgesia” to be re-examined in light of prior art discovered by the Company. The re-examination is intended to introduce such changes to the scope of the patent as may be necessary to ensure that it is valid and enforceable. The re-examination will be a long process and reflects the Company’s continuing determination to strengthen its patent portfolio.
The Company is currently evaluating all of its intellectual property assets to identify further opportunities for commercialization. (See also Commitments and Contingencies section.)
Special Shareholder’s Meeting
December 2005, the Company announced that it had received two separate requisitions from different shareholders, each seeking to convene a special meeting of shareholders. One requisition, received from Ms. Margaret Chow, sought approval for resolutions to remove all of the existing directors of the Company, to fix the size of the Board at six and to elect six of Ms. Chow’s unidentified nominees, as directors. The other requisition, received from Mr. A.J. Miller, sought approval for resolutions to remove Ms. Donna Shum, Mr. Frank Shum and Mr. Kenneth Li as directors and to be nominated as a director. Mr. Miller’s requisition also asked shareholders to vote on a resolution to create a royalty trust, as a defensive takeover mechanism.
WEX I Annual Report 2006     9

MANAGEMENT’S DISCUSSION AND ANALYSIS
Although there were discussions among the Company and the respective shareholders to explore the possibilities of an agreed resolution to the restructuring of the Board, no agreement was reached so the Board decided to call a special meeting of shareholders for 10:00 a.m. (Pacific Time) on Thursday, January 26, 2006 to enable shareholders to consider the two proposals for restructuring the Board and the proposal to create a royalty trust.
During the meeting held on January 26, 2006, Frank (Hay Kong) Shum and Donna Shum were removed as directors of the Company and Benjamin Chen, Pierre Cantin and A.J. Miller were elected as directors to replace Frank (Hay Kong) Shum and Donna Shum and to fill the vacancy which resulted from Kenneth Li’s resignation. The shareholders’ proposal on the creation of a royalty trust was defeated.
FISCAL 2007 GOALS & STRATEGIES
•	To raise additional capital to fund operations. The Company is in the process of evaluating several funding options, including a rights offering, private placements and a tax assisted financing.

•	To focus our financial and operational resources on the development of Tectin™ for the treatment of moderate to severe pain through clinical trials in North America and China.

Through a joint global development plan, in collaboration with our European strategic partner, we will also share resources and expertise to rapidly develop and commercialize our products in Europe.

•	To expand our drug pipeline by developing additional technologies.

WEX maintains a significant presence in China where all of the Company’s product research is performed. ln addition, the Company produces and distributes a line of generic pharmaceutical products in China. We believe that the Company’s Research and Development team is uniquely positioned to identify and commercialize new drug discoveries for distribution in China and around the world.

•	To enter into additional collaborations with third parties.

At the present time the Company has limited capabilities for marketing our products under development. Accordingly, collaborations with third parties who have experience in commercialization may be required to handle this function. Further, such collaborations may provide the Company with financial payments which assist in funding the development and may produce income from the sale of our products.

•	To maintain a strong intellectual property portfolio.

We attach great significance to patents and the protection of our intellectual properties for new technologies, products and processes. Accordingly, the approach is to build a portfolio that provides broad protection of our basic platform technology, as well as a tiered patent claim structure to provide back-up patent positions in commercially significant areas.

OTHER FISCAL 2007 OBJECTIVES
•	To begin the European Phase llb study for Tectin™ (study will be managed and funded by our licensing partner).

•	To begin a pain study in the U.S.

•	To expand product pipeline by in-licensing new technologies

•	To explore income opportunities including acquiring a Chinese generic drug operation with stable cash flow.
10     WEX I Annual Report 2006

MANAGEMENT’S DISCUSSION AND ANALYSIS
FINANCIAL RESULTS
Overall Performance
For the year ended March 31, 2006, the Company recorded a loss of $21.6 million ($0.62 per common share) compared to a loss of $11.7 million ($0.35 per common share) in the year ended March 31, 2005. The increase in loss for the year ended March 31, 2006, when compared to the preceding year, is attributable to substantial increases in research and development costs as they relate to the clinical trials of TectinTM and TetrodinTM, the decrease in research and collaborative revenue, severance costs and the write-down of intangible assets. The Company expects losses to continue during the next few years as it continues to focus resources on clinical trials in an effort to further the commercialization of TectinTM.
The Company had cash, cash equivalents and short term investments of $7.9 million as at March 31, 2006, as compared to $20.8 million as at March 31, 2005.
The Company’s subsidiary in China, Nanning Maple Leaf Pharmaceuticals Co. Ltd. (“NMLP”), and Wex Medical Limited in Hong Kong, recorded product revenues of $441,070 for the year ended March 31, 2006, as compared to $569,739 in the same period in the previous year or a decrease of $128,669. This is primarily the result from competition of similar generic products and decreases in selling prices. The remaining portion of revenue includes the amortization of deferred licensing fees of $187,777 [2005 $284,349] relating to the license fees from Esteve.
All results of operations were in line with management expectations, with the exception of the write-down of intangible assets.
There were no material changes during the twelve months ended March 31, 2006 to the forward-looking information provided in the “Management’s Discussion and Analysis of Financial Condition and Operations” for the prior fiscal year.
Disclosure Controls and Procedures
Management, including the Chief Executive Officer and Chief Financial Officer, has established and maintained disclosure controls and procedures in order for us to provide reasonable assurance that material information relating to our company is made known to us in a timely manner, particularly during the period in which the annual filings were being prepared. Management has evaluated the effectiveness of the Company’s disclosure controls and procedures as of the date of this report, and believes them to be effective in providing such reasonable assurance.
Critical Accounting Policies and Estimates
The significant accounting policies that WEX believes to be most critical in fully understanding and evaluating its financial results are revenue recognition, valuation and amortization of intangible assets, stock-based compensation and valuation of convertible debentures. These accounting principles require WEX to make certain estimates and assumptions. The Company believes that the estimates and assumptions upon which it relies, are reasonable, and based upon information available to the Company at the time that these estimates and assumptions are made. Actual results may differ from the Company’s estimates. Areas where critical accounting estimates are made include revenue recognition, the valuation and amortization of intangible assets and amounts recorded as stock based compensation and the estimated fair value of long-term debt. The Company’s critical accounting estimates affect the Company’s net loss calculation and results of operations.
WEX I Annual Report 2006     11

MANAGEMENT’S DISCUSSION AND ANALYSIS
Revenue recognition
License fees are comprised of initial upfront fees and payments from collaborative licensing arrangements. Non-refundable milestone payments are recognized upon the achievement of specified milestones when the milestone payment is substantive in nature, the achievement of the milestone was not reasonably assured at the inception of the agreement and the Company has no further significant involvement or obligation to perform under the arrangement. lnitial fees and milestone payments received which require the ongoing involvement of the Company, are deferred and amortized into income on a straight line basis over the period of ongoing involvement of the Company. Revenue recognition of the first $1.56 million payment, which was recorded as deferred revenue upon receipt, for the years 2003 and 2004 was amortized over a five year period. Effective the fourth quarter of fiscal 2005 management revised the estimate of its ongoing involvement and accordingly amended the amortization period to seven years thus reducing the revenue recorded in 2006 to $187,777 [2005 — $284,349]. Any change in the estimate of the expected ongoing involvement during a future period could have a material impact on the Company’s earnings.
Generic sales revenues are recognized when the products are shipped to the customer provided the customer has retained all the significant risks of ownership and there are no future obligations with respect to the product shipped.
Valuation and amortization of intangible property
WEX’s intangible assets are comprised of technology licenses acquired in exchange for equity instruments of WEX. The costs of the Company’s intangible assets are amortized on a straight-line basis over the estimated useful life of the underlying technologies of 10 years. Factors considered in estimating the useful life of intangible assets include the expected use of the asset by the Company, legal, regulatory and contractual provisions that may limit the useful life, the effects of obsolescence, demand, competition, and other economic factors, and the level of maintenance expenditures required to obtain the expected future cash flows from the intangible assets. WEX reviews the carrying value of its intangible assets on an annual basis to determine if there has been a change in any of these factors. A significant change in these factors may warrant a revision of the expected remaining useful life of the intangible assets, resulting in accelerated amortization or an impairment charge, which would impact earnings. The valuation of intangible assets is a critical accounting estimate because of the long-term nature and risks and uncertainties related to the development of the Company’s medical technologies. Significant judgment is exercised and assumptions are made when determining whether the carrying value of the intangible assets may or may not be recoverable based on future potential undiscounted cash flows.
During the year ended March 31, 2006 management performed a review of the carrying value of its intangible assets which arose from its acquisition of the remaining 46% interest in Nanning Maple Leaf Pharmaceutical Co. Ltd. Following unfavorable clinical results, management has terminated its clinical programs and is reassessing its alternatives. Accordingly management has determined that future revenue cash flows cannot reasonably be estimated and are uncertain and therefore the net carrying value of the intangible asset has been written down to $nil.
Stock-based Compensation
The Company uses the fair value method to record compensation expense for stock options issued to employees subsequent to April 1, 2003 and non-employees subsequent to April 1, 2002 using the fair value method of accounting for stock-based compensation transactions. The stock-based compensation recorded by the Company is a critical accounting estimate because of the value of compensation recorded, the volume of the Company’s stock option activity, and the many assumptions that are required to be made to calculate the compensation expense. The Company calculates the fair value of stock options issued and amortizes the fair value to stock compensation expense over the vesting period. The Company uses the Black-Scholes option pricing model to calculate stock option values, which requires certain assumptions including the future stock price volatility and expected time to exercise. Stock-based compensation is likely to change from period to period as further options are granted and adjustments made for stock options forfeited. The Company recorded $222,071 in stock-based compensation expense for the year ended March 31, 2006 and $2.2 million for the year ended March 31, 2005.
12     WEX I Annual Report 2006

MANAGEMENT’S DISCUSSION AND ANALYSIS
Convertible debentures
The convertible debentures are a compound financial instrument. The fair value of the debt component was calculated as the present value of the required interest and principal payments discounted at a rate approximating the interest rate that would have been applicable to non convertible debt at the time the debentures were issued. The amount representing the conversion feature was included as shareholders’ equity as the equity component of the debentures representing the difference between the debt component and the face value of the debentures. The issuance costs related to the debentures have been allocated on a pro-rata basis between deferred financing costs and the equity portion. The carrying value of the financial liability is being accreted to the principal amount as additional interest expense over the term of the debentures. The accounting policy for the debentures is a critical accounting policy as the fair value estimates are based on management’s estimate of an appropriate discount factor.
Selected Annual Information
The following is selected financial information about WEX Pharmaceuticals Inc., for the 2006, 2005 and 2004 fiscal years:

	Year ended March 31,
(in thousand of dollars, except per share amounts)	2006(3)	2005(2)	2004(1)
			(restated)
Revenues	$629	$3,990	$731
Loss for the year	(21,622)	(11,665)	(8,019)
Basic and diluted loss per common share	(0.62)	(0.35)	(0.31)
Total assets	11,891	32,382	25,859
Long term financial liabilities(4)	$4,168	$4,315	$76

(1)	Restated due to a change in accounting policy for patents. See note 3 to the consolidated financial statements for the year ended March 31, 2006.

(2)	Included in revenue is $3.1 million from the research and collaboration fees related to the Esteve contract.

(3)	Included in the loss for the year is the write down of the intangible asset in the amount $3.6 million.

(4)	Comprises the debt component of convertible debentures and capital lease obligations.
There have been no cash dividends paid out in the life of the Company and management expects no dividends to be paid out in the coming years as any profits will be used to further the commercialization of TectinTM.
Results of Operations
Revenue

	Year ended March 31,
(in thousands of dollars)	2006	2005	2004
Product sales	$441	$570	$415
License fees	188	284	316
Research and collaboration fees	—	3,136	—

	$629	$3,990	$731

The Company’s main source of pre-commercialization revenue is in relation to the agreement signed with Esteve in the year ended March 31, 2002. Total recorded research collaboration fee revenue for the year ended March 31, 2006 was $nil as compared to $3.1 million for the year ended March 31, 2005. This amount was for research and development work performed for the completed Tectin™ Phase IIa trial in Canada, a payment pursuant to the Esteve agreement. License fees of $187,776 related to the amortization of the upfront licensing payment of approximately $1.56 million received from Esteve during the year ended March 31, 2003, which is currently being amortized over a seven year period.
WEX I Annual Report 2006     13

MANAGEMENT’S DISCUSSION AND ANALYSIS
For the twelve months ended March 31, 2006 the total generic and other sales were $441,071, a decrease of $128,668 or 23% over the previous year. This was mainly due to competition from similar generic products and a decrease in selling prices. The Company will continue to support the generic sales programs, but its focus remains on the commercialization of TectinTM.
Expenditures

	Year ended March 31,
(in thousands of dollars)	2006	2005	2004
Cost of Goods Sold	$346	$375	$249
Research and Development	10,641	8,635	4,259
General and Administrative	4,458	5,218	3,748
Severance and Restructuring	781	—	—
Amortization	$913	$796	$471
Cost of Goods Sold
Gross margins on product sales for the twelve months ended March 31, 2006 were 21% and 34% for the twelve months ended March 31, 2005. The decrease in gross margin is due to lower selling prices resulting from the impact of competition.
Research and Development
Research and development expenses consist primarily of salaries and related employee benefits, costs associated with our clinical trials such as payments to clinical research organizations and research related overhead expenses. The Company has not historically tracked R&D costs by project but rather by type of cost incurred. R&D expenses totalled $10.6 million for the year ended March 31, 2006 as compared to $8.6 million for the year ended March 31, 2005. Included in research and development expenses for the year ended March 31, 2006 is a non-cash stock-based compensation expense of $12,710 as compared to $704,075 for the same period in 2005.
Not including the non-cash compensation expense, R&D expenditures increased by $2.7 million or approximately 34% over the previous year. Approximately 91% of this increase was due to expanded clinical trial activities with the balance due to new staff and research supplies. The Company expects R&D expenses to significantly decrease over the next year as all clinical trials were discontinued. However, due to the significant risks and uncertainties inherent in the development of products, third party manufacturing and regulatory approval process, the costs and timelines to complete further development of our products are not accurately predictable.
Included in the research and development expenses is a related party amount of $287,525. This amount relates to the compensation paid to the Company’s Chief Scientific Officer. Currently, the compensation arrangements with this individual are based on a contract which provides for a maximum yearly fee of $210,000.
General and Administrative
General and administrative expenditures for the year ended March 31, 2006 were $4.5 million as compared with $5.2 million for the same period in the previous year. During the year ended March 31, 2006 salaries and benefits decreased as compared to the year ended March 31, 2005 due to staff downsizing ($1.4 million [2005 — $1.5 million] or a decrease of $168,869), rent and utilities due to relocation to smaller rental premises and decreased monthly rental rates ($258,178 [2005 — $428,331] or a decrease of $170,153) and stock based compensation costs ($209,361 [2005 — $1,448,646] or a decrease of $1,239,285).
14      WEX I Annual Report 2006

MANAGEMENT’S DISCUSSION AND ANALYSIS
Legal and corporate services for the period increased over the previous year from $381,618 for the year ended March 31, 2005 to $579,900 for the year ended March 31, 2006 or an increase of $198,282 due to the special shareholders’ meeting convened in January 2006. Audit and accounting fees for the year ended March 31, 2006 were $383,518 [2005 — $143,926] an increase of $239,592 due to the additional services such as the performance of quarterly reviews for the first time during fiscal 2006, assistance in the preparation of tax returns, and a general increase in annual audit fees. Payments of $227,311 for the year ended March 31, 2006 [2005 — $114,500] made to directors due to increased meetings held during the year 2006. Administrative costs increased in 2006 over 2005 by $218,920 due to an increase in listing, filing and transfer fees of $45,677, increased telephone usage by $43,120 and loss on disposal of vehicles and office equipment by $126,166.
Included in administrative expenses for the year ended March 31, 2006 is a related party amount of $394,318 in legal fees incurred from Fasken Martineau DuMoulin (“Fasken”). Peter Stafford is a director of the Company and a partner with this law firm, which acts as corporate counsel to the Company. Mr. Stafford was based in Fasken’s offices in South Africa during fiscal 2006 and the Company’s relationship with Fasken is managed through a partner in the firm’s Vancouver office. Mr. Stafford does not provide legal advice nor is he involved in any of the Company’s dealings with Fasken.
Severance and Restructuring
Due to the Company downsizing its workforce one time severance costs of $780,553 were recorded for the year ended March 31, 2006 [2005 — $nil].
Amortization
Amortization expense relates to the amortization of property and equipment and the amortization of identifiable intangible assets arising on the acquisition of the Company’s subsidiary, Nanning Maple Leaf Pharmaceuticals (“NMLP”). The increase in depreciation and amortization expense of $117,233 for the year ended March 31, 2006 as compared to the year ended March 31, 2005 was due to amortization on property and equipment ($447,113 in 2006 as compared to $329,881 in 2005) and amortization expense on the Company’s intangibles ($466,188 in 2006 as compared to $466,187 in 2005).
In fiscal 2007 management expects amortization expense of property and equipment to remain approximately in the same range as a result of minimum capital purchases planned in 2007.
In fiscal 2007 amortization expense of intangibles will be $nil due to the write-down of the remaining purchase cost relating to the acquisition of the additional 46% in NMLP.
Investment and Other Income

	Year ended March 31,
(in thousands of dollars)	2006	2005	2004
Convertible debentures — interest expense	$(704)	$(559)	$—
Convertible debentures — settlement	(831)	—	—
Interest and sundry income	365	447	149
Foreign exchange loss	(329)	(518)	(170)

	$(1,499)	$(630)	$(21)

WEX I Annual Report 2006      15

MANAGEMENT’S DISCUSSION AND ANALYSIS
Convertible Debentures Interest and Settlement Cost
On June 14, 2004, the Company’s wholly owned subsidiary, Wex Medical Limited, issued unsecured convertible debentures in the aggregate amount of $6,818,744 (US$5.1 million) with a term of 5 years. The debentures bear interest at 5.5% per annum payable semi-annually. The debentures are convertible at any time at the option of the holder into common shares of the Company at a conversion price of $5 per common share based on the Canadian dollar equivalent of the face value of the debentures at the time of the conversion. The Company has the option to request a conversion at any time if the Company’s common shares have traded for ten consecutive days at a price of at least $7.50 per common share.
In accordance with Section 3860 of the CICA Handbook, the Company initially allocated the proceeds from the debentures into a debt component and an equity component. The convertible debentures have been initially recorded on the balance sheet as a debt of $4,473,570 (US$3,346,000) which was calculated as the present value of the required interest and principal payments discounted at a rate approximating the interest rate that would have been applicable to non-convertible debt at the time the debentures were issued and is being accreted to the principal amount as additional interest over the terms of the debentures.
An amount of $2,332,443, representing the estimated value of the right of conversion, less related issue costs of $12,728, was included in shareholders’ equity as the equity component of the debentures representing the difference between the debt component and the face value of the debentures.
On December 22, 2005, the Company’s wholly owned subsidiary, Wex Medical Limited and the debentures holder amended the repayment terms of the unsecured convertible debentures. The debentures, previously repayable at maturity of June 2009, are now repayable at regular intervals commencing in December 31, 2005 and ending December 31, 2007.The remaining terms of the debentures remain the same.
In accordance with Emerging Issues Committee Abstract number 88 of the CICA Handbook, the Company has revalued the convertible debentures based on the amended terms of the debenture agreement as at December 22, 2005 by calculating the net present value of the future cash flows using a discount rate of 20% that would have been applicable to non-convertible debt. Accordingly, $4,020,022 (US$3,456,596) was allocated to debt and the residual of $725,018 (US$623,404) was allocated to the conversion feature. The difference between this revised value of the debt and its book value of the debt before the amendment resulted in a loss of $830,516.The difference between the revised value of the conversion feature and its book value before the amendment resulted in a credit to deficit of $1,607,424.
For the year ended March 31, 2006 included in interest expense for the debentures is interest calculated at 5.5% on the face value of the convertible debentures of $309,402 (2005 — $276,294) plus a notional interest calculated at the rate of 20% which totals to $388,267 (2005 — $251,145) representing the accretion of the carrying value of the notes and amortization of financing costs of $6,822 (2005 — $3,844).
Interest and Sundry Income
Investment and other income for the year ended March 31, 2006 declined to $364,975 from $447,403 in 2005 due to the redemption of investments to fund clinical trials and general operating costs. See “Liquidity and Capital Resources“.
Foreign Exchange Loss
The net foreign exchange loss of $328,610 for the year ended March 31, 2006 resulted from a stronger Canadian dollar, relative to the Hong Kong dollar, Chinese Renminbi (“RMB”), the United States Dollar (“USD”) and the Euro. The Hong Kong dollar and Chinese RMB to Canadian dollar exchange ratio increased from 6.448 and 6.844 respectively on March 31, 2005 to 6.649 and 6.868 on March 31, 2006. The United States dollar and Euro to Canadian dollar exchange ratio decreased from 1.2096 and 1.5689 respectively on March 31, 2005 to 1.1671 and 1.4169 on March 31, 2006.
The Company operates in Canadian currency but holds US dollar, Hong Kong dollar and Renminbi denominated cash accounts, to meet the Company’s anticipated US, Hong Kong and China operating and capital expenditures in future periods. The Company does not use derivatives to hedge against exposures to foreign currency arising from the Company’s balance sheet liabilities and therefore, the Company is exposed to future fluctuations in the U.S./Canadian dollar exchange rates.
16      WEX I Annual Report 2006

MANAGEMENT’S DISCUSSION AND ANALYSIS
Summary of Quarterly Results

	Quarter ended	Quarter ended	Quarter ended	Quarter ended
(in thousand of dollars, except per	Mar 31, 2006	Dec 31, 2005	Sept 30, 2005	Jun 30, 2005
share amounts)	(Q-4)(3)	(Q-3)	(Q-2)	(Q-1)

Total Revenues	$137	$145	$169	$178
Loss	(8,195)	(5,795)	(4,062)	(3,570)
Basic and diluted loss per common share	(0.23)	(0.17)	(0.12)	(0.10)

Total assets	$11,891	$20,102	$25,112	$28,837

	Quarter ended	Quarter ended	Quarter ended	Quarter ended
(in thousand of dollars, except per	Mar 31, 2005	Dec 31, 2004	Sept 30, 2004	Jun 30, 2004
share amounts)	(Q-4)(2)	(Q-3)(1)	(Q-2)(1)	(Q-1)(1)
		(restated)	(restated)	(restated)
Total Revenues	$3,327	$205	$243	$215
Loss	(1,434)	(4,502)	(2,430)	(3,299)
Basic and diluted loss per common share	(0.04)	(0.13)	(0.08)	(0.10)

Total assets	$32,381	$31,826	$31,621	$32,045

(1)	Restated to reflect the change in accounting policy on patents. See note 3 to the consolidated financial statements.

(2)	The 4th quarter ended March 31, 2005 loss includes revenue of $3,136,200 from the research and collaboration fees related to the Esteve contract.

(3)	The 4th quarter ended March 31, 2006 loss includes the write-down of the intangible asset in the amount of $3,612,957 and restructuring costs of $760,553.
Change in Quarterly Loss
The quarterly loss decreased from $3.3 million for the quarter ended June 30, 2004 to $2.4 million for the quarter ended September 30, 2004, primarily because of lower stock-based compensation costs. The loss for the quarter increased to $4.5 million in the quarter ended December 31, 2004 as clinical trials commenced. While expenses remained high in the next quarter ended March 31, 2005, the company recognized $3.1 million in revenue from Esteve, so the quarterly loss fell to $1.4 million. The loss increased again in all four quarters of fiscal 2006, largely as a result of clinical trials activities. The loss was further increased in the quarter ended September 30, 2005 due to severance costs and in the quarter ended March 31, 2006 due to severance costs and an intangible asset write-down of $3.6 million.
Fourth Quarter Review
Total product revenue decreased for the fourth quarter ended March 31, 2006 due to continued competitive pressures on costs and selling prices. No additional milestone targets were met in order to receive additional revenues from licensing and research and development collaboration fees as related to the Esteve contract. The Company continues to focus on corporate development and on the analysis of its Phase IIb/III WEX-014 clinical trials which were discontinued in March 2006. The in-house analysis is expected to be tentatively completed by the end of the July 2006.
WEX I Annual Report 2006      17

MANAGEMENT’S DISCUSSION AND ANALYSIS
Liquidity and Capital Resources
Since its incorporation, the Company has financed administration, research and development activities and capital expenditures through the private sales of its common shares, issuance of debentures, the exercise of warrants or options and the use of licensing revenue from its corporate partner and the collection of government tax credits. For the fiscal years ended March 31, 2006 and 2005 WEX has received $0.2 million and $7.3 million respectively in net proceeds from issuance of common shares. During the year ended March 31, 2006 cash used by operations increased to $12.0 million from $9.8 million in the previous year. This was due mainly to the increased costs related to clinical trial activity and corporate development initiatives. In December 2005, the Company repaid $1.2 million (US$ 1.02 million) of the $6.8 million (US$5.1 million) received in June 2004 due to amending the repayment terms of the convertible debenture
At March 31, 2006 the Company had working capital of approximately $2.8 million including cash resources, comprising cash and cash equivalents and short-term investments in the amount of $7.9 million. In aggregate, the Company’s cash resources decreased by $12.9 million from $20.8 million as at March 31, 2005.
At March 31, 2006, the Company retained approximately $3.018 million denominated in U.S. dollars, $147,521 denominated in Chinese Renminbi (“RMB”), $2.036 million denominated in Hong Kong dollars, $296,376 denominated in Euro dollars and $2.3 million denominated in Canadian dollars for a total of $7.9 million.
The primary objectives of the cash equivalents and short term investments portfolio, which is all comprised of investment grade commercial debt and government agency notes, are liquidity and safety of the principal. Investments are made with the objective of achieving the highest rate of return while preserving the Company’s two primary objectives. The Company’s investment policy limits investments to certain types of instruments issued by institutions primarily with investment grade credit ratings and places restrictions on maturities and concentration by type and issuer. The investment policy is reviewed annually with the audit committee and the investment portfolio is presented to the audit committee on a quarterly basis. Short-term investments have maturity dates to May 2006 with interest at 1.4%.
Management believes that with the existing cash resources and cash generated from operations there are sufficient resources for the Company’s current programs to fund operations through fiscal Q2 – 2007. In order for the Company to continue with its long term strategic objective of the commercialization of TTX in North America and European markets it will require additional capital or debenture funding. The Company intends to raise the necessary funds for these initiatives in the coming months. Depending on the North American and Asian economic factors; such as, capital market conditions, political uncertainty, the growth of pharmaceutical markets and the returns available to investors/lenders in other market sectors, the Company may have challenges raising the appropriate capital required. The budgeted expenditures that are necessary to execute on the future business plan and strategic objectives are subject to various uncertainties and may also be delayed depending on the amount of funding that is raised.
The Company’s contractual commitments are related to the lease of the Company’s office space and operating leases for office equipment, plus clinical and non clinical research. Payments required under these agreements and leases are as follows:

		Payments Due by Period
(in thousands of dollars)	Total	2007	2008 — 2009	2010 — 2011	Thereafter
Contractual Obligations
Operating Leases	$564	$259	$292	$13	$—
Clinical Obligations	1,118	1,118	—	—	—
Debenture Obligations (1)	5,042	2,749	2,293	—	—

	$6,724	$4,126	$2,585	$13	$—

(1)	The debenture obligations include principal and interest. Interest payments in fiscal 2007 is approximately $219,115 and in 2008 $61,550. The final payment is due December 31, 2007.
18      WEX I Annual Report 2006

MANAGEMENT’S DISCUSSION AND ANALYSIS
Pursuant to the license agreement referred to in note 13 to the consolidated financial statements, the Company is jointly responsible for development costs in excess of $35 million (€25 million), if any.
Contingencies
The Company has a number of litigations as described in note 17 (Commitments and Contingencies) of the financial statements.
Off-Balance Sheet Arrangements
The Company currently has no off-balance sheet arrangements.
Transactions with Related Parties
During the year ended March 31, 2006, the Company incurred $287,525 [2005 — $350,9601 of research and development consulting fees to a senior officer and incurred $394,318 [2005 — $284,6941 of legal fees charged by a law firm, a partner of which is a director of the Company and paid $34,878 in consulting fees to an officer and director [2005 — $nil1 which are included in general and administrative expenses.
All related party transactions are recorded at the exchange amount established and agreed to between the related parties.
Financial Instruments and Other Instruments
On December 22, 2005, the Company’s wholly owned subsidiary, Wex Medical Limited and the debentures holder amended the repayment terms of the unsecured convertible debentures. The debentures, previously repayable at maturity of June 2009, are now repayable at regular intervals commencing in December 31, 2005 and ending December 31, 2007. The remaining terms of the debentures remain the same.
In accordance with Emerging Issues Committee Abstract number 88 of the CICA Handbook, the Company has revalued the convertible debentures based on the amended terms of the debenture agreement as at December 22, 2005 by calculating the net present value of the future cash flows using a discount rate of 20% that would have been applicable to non-convertible debt. Accordingly, $4,020,022 (US$3,456,596) was allocated to debt and the residual of $725,018 (US$623,404) was allocated to the conversion feature. The difference between this revised value of the debt and its book value of the debt before the amendment resulted in a loss of $830,516.The difference between the revised value of the conversion feature and its book value before the amendment resulted in a credit to deficit of $1,607,424.
As at March 31, 2006 the balance of the debt is $4,168,563 (US$3,571,727) of which $2,317,611 (US$1,985,786) is the short-term portion of the liability and $1,850,952 (US$1,585,941) is the long-term portion of the liability.
The fair value of the convertible debentures, calculated at the present value of future contractual payments of principal and interest, discounted at current applicable market rates of interest, approximates its carrying values.
For the year ended March 31, 2006 included in interest expense for the debentures is interest calculated at 5.5% on the face value of the convertible debentures of $309,402 (2005 — $276,294) plus a notional interest calculated at the rate of 20% which totals to $388,267 (2005 — $251,145) representing the accretion of the carrying value of the notes and amortization of financing costs of $6,822 (2005 — $3,844).
The Company is exposed to market risks related to changes in interest rates and foreign currency exchange rates. The Company invests its cash resources in liquid investment grade commercial debt and government agency notes. The Company is subject to foreign exchange rate changes that could have a material effect on future operating results or cash flow as a portion of the Company’s investments which finance operations are denominated in Canadian dollars and a portion of the Company’s expenses are denominated in Hong Kong dollars and the Chinese RMB. The Company has not entered into any forward currency contracts or other financial derivatives to hedge foreign exchange risks.
WEX I Annual Report 2006      19

MANAGEMENT’S DISCUSSION AND ANALYSIS
Share Capital
As of March 31, 2006, there were 35,059,451 common shares issued and outstanding for a total of $62.8 million in share capital and there were 3,485,946 stock options outstanding in the Company’s stock option plan (of which 2,914,112 were exercisable) at a weighted average exercise price of $2.71. As at March 31, 2006 there are also 3,838,788 warrants outstanding at an average exercise price of $3.85.
As of June 29, 2006, there were 35,059,451 common shares issued and outstanding for a total of $62.8 million in share capital. As of June 29, 2006 there were 3,198,946 stock options outstanding in the Company’s stock option plan (of which 2,721,445 were exercisable) at a weighted average exercise price of $2.71 and 3,838,788 warrants outstanding at an average exercise price of $3.85.
The current version of the Company’s Annual Information Forum (AIF) is available on the Company’s web site (www.wexpharma.com) and on www.sedar.com.
20      WEX I Annual Report 2006

MANAGEMENT RESPONSIBILITY FOR FINANCIAL REPORTING
The accompanying consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles and have been approved by the Board of Directors. In addition, management is responsible for all other information in the annual report and for ensuring that this information is consistent, where appropriate, with the information contained in the consolidated financial statements.
In support of this responsibility, management maintains a system of internal controls to provide reasonable assurance as to the reliability of financial information and the safeguarding of assets. The consolidated statements include amounts, which are based on the best estimates and judgements of management. The Board of Directors is responsible for ensuring that management fulfills its responsibility for financial reporting and internal control. The Board of Directors exercises this responsibility principally through the Audit Committee. The Audit Committee consists of three independent directors not involved in the daily operations of the Company. The Audit Committee meets with management and the external auditors not less than quarterly, to satisfy itself that management’s responsibilities are properly discharged and to review the quarterly and annual consolidated financial statements prior to their presentation to the Board of Directors for approval.
The external auditors, Ernst & Young LLP, conduct an independent examination, in accordance with Canadian generally accepted auditing standards and express their opinion on the consolidated financial statements. The external auditors have free and full access to the Audit Committee with respect to their findings concerning the fairness of financial reporting and the adequacy of internal controls.
Dr. Edge Wang
President and CEO
AUDITORS’ REPORT
To the Shareholders of
WEX Pharmaceuticals Inc.
We have audited the consolidated balance sheets of WEX Pharmaceuticals Inc. as at March 31, 2006 and 2005 and the consolidated statements of operations and deficit and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.
In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at March 31, 2006 and 2005 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.
Vancouver, Canada,
June 16, 2006                 Chartered Accountants
WEX I Annual Report 2006      21

WEX Pharmaceuticals Inc.
Incorporated under the laws of Canada
CONSOLIDATED BALANCE SHEETS
[See Note I – Basis of Presentation)
As at March 31

	(expressed in Canadian dollars)
	2006	2005

ASSETS

Current
Cash and cash equivalents [note 4 [a]]	$7,797,673	$10,233,288
Restricted cash [note 5]	23,000	23,000
Short-term investments [note 4 [b]]	100,000	10,581,176
Accounts and other receivables [note 13]	598,088	3,716,189
Investment tax credit receivable	777,873	293,000
Inventories	69,091	81,080
Prepaid expenses, deposits and other [note 7]	274,949	447,193

Total current assets	9,640,674	25,374,926

Deposits [note 7]	80,952	125,000
Property and equipment [note 8]	2,169,309	2,802,823
Intangible assets [note 9]	—	4,079,145

TOTAL ASSETS	$11,890,935	$32,381,894

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current
Accounts payable and accrued liabilities [note 16]	$4,417,849	$3,146,016
Deferred revenue [note 13]	187,778	187,778
Deferred tenant inducements	8,056	—
Capital lease obligations [note 10]	—	27,036
Convertible debentures [note 11]	2,317,611	—

Total current liabilities	6,931,294	3,360,830

Deferred tenant inducements	22,155	214,610
Deferred revenue [note 13]	500,743	688,520
Capital lease obligations [note 10]	—	19,386
Convertible debentures [note 11]	1,850,952	4,295,419

Total liabilities	9,305,144	8,578,765

Commitments and contingencies [notes 17 and 18]

Shareholders’ equity
Share capital [notes 12 [a], [b] and [c]]	62,766,019	62,583,019
Equity component of convertible debentures [note 11]	725,018	2,332,443
Contributed surplus [note 12 [e]]	4,755,188	4,533,117
Deficit	(65,660,434)	(45,645,450)

Total shareholders’ equity	2,585,791	23,803,129

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$11,890,935	$32,381,894

See accompanying notes to the consolidated financial statements
On behalf of the Board:

Director	Director
22       WEX I Annual Report 2006

WEX Pharmaceuticals Inc.
CONSOLIDATED STATEMENTS OF OPERTATIONS AND DEFICIT
Years ended March 31

	(expressed in Canadian dollars)
	2006	2005

Revenue

Product sales [note 21]	$441,070	$569,739
License fees [notes 13 and 21]	187,777	284,349
Research and collaboration fees [notes 13 and 21]	—	3,136,200

	628,847	3,990,288

Cost of goods sold — product sales	346,447	375,350

	282,400	3,614,938

Expenses
Research and development [notes 12 [e], 14 and 16]	10,640,917	8,635,609
General and administrative [notes 12 [e], 14 and 16]	4,458,438	5,217,778
Amortization	913,301	796,068
Severance and restructuring [note 1]	780,553	—
Write-down in value of intangible assets [note 9]	3,612,957	—

Total operating expenses	20,406,166	14,649,455

Operating loss	(20,123,766)	(11,034,517)

Other
Interest and sundry income	364,975	447,403
Convertible debentures — interest expense [note 11]	(704,491)	(559,700)
Convertible debentures — settlement [note 11]	(830,516)	—
Foreign exchange loss	(328,610)	(517,847)

Total other	(1,498,642)	(630,144)

Loss for the year	(21,622,408)	(11,664,661)

Deficit, beginning of year	(45,645,450)	(33,980,789)
Equity component of convertible debentures settlement [note 11]	1,607,424	—

Deficit, end of year	$(65,660,434)	$(45,645,450)

Basic and diluted loss per common share	$(0.62)	$(0.35)

Weighted average number of common shares outstanding	35,057,056	33,591,889

See accompanying notes to the consolidated financial statements
WEX I Annual Report 2006      23

WEX Pharmaceuticals Inc.
CONSOLIDATED STATEMENTS OF CASH FLOWS
Years ended March 31

	(expressed in Canadian dollars)
	2006	2005

OPERATING ACTIVITIES
Loss for the year	$(21,622,408)	$(11,664,661)
Adjustment for items not involving cash:
Amortization of property and equipment	447,113	329,881
Amortization of intangibles	466,188	466,187
Amortization and write off of deferred tenant inducement allowances	(279,375)	(25,337)
Write-down of intangible asset	3,612,957	—
Loss on disposal of property and equipment	141,060	14,894
Stock-based compensation	222,071	2,152,721
Imputed interest expense on convertible debentures	697,669	527,438
Convertible debentures settlement	830,516	—
Foreign exchange loss on convertible debentures	(160,101)	(429,299)
Amortization of deferred financing costs	6,822	3,844
Amortization of deferred revenue	(187,777)	(284,349)

	(15,825,265)	(8,908,681)
Changes in non-cash working capital items:
Accounts and other receivables	3,118,103	(3,517,106)
Investment tax credit receivable	(484,873)	(193,000)
Inventories	11,989	(42,332)
Prepaid expenses, deposits and other	105,422	583,149
Accounts payable and accrued liabilities	1,156,796	2,327,621

Cash used in operating activities	(11,917,828)	(9,750,349)

INVESTING ACTIVITIES
Purchase of short-term investments	(5,205,180)	(10,581,176)
Proceeds from short-term investments	15,686,356	10,000,000
Rental deposit paid	(20,952)	(250,000)
Rental deposit returned	125,000	—
Tenant inducement allowance received	64,095	239,947
Restricted cash	—	209,336
Proceeds from disposal of property and equipment	191,242	—
Purchase of property and equipment	(145,904)	(1,591,104)

Cash provided by (used in) investing activities	10,694,657	(1,972,997)

FINANCING ACTIVITIES
Convertible debentures issued, net of issuance costs	—	6,781,736
Repayment of convertible debentures and interest	(1,349,022)	(276,294)
Proceeds from issuance of share capital, net of issuance costs	183,000	7,278,637
Repayment of amounts due to directors	—	(99,831)
Repayment of capital lease obligations	(46,422)	(29,477)

Cash (used in) provided by financing activities	(1,212,444)	13,654,771

(Decrease) increase in cash and cash equivalents	(2,435,615)	1,931,425

Cash and cash equivalents, beginning of year	10,233,288	8,301,863

Cash and cash equivalents, end of year	$7,797,673	$10,233,288

Supplemental cash flow information [note 20]
See accompanying notes to the consolidated financial statements
24      WEX I Annual Report 2006

WEX Pharmaceuticals Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended March 31, 2006 and 2005
1. NATURE OF OPERATIONS AND BASIS OF PRESENTATION
The Company was incorporated under the federal laws of Canada in 1987.
WEX Pharmaceuticals Inc. (“WEX” or the “Company”) is a company dedicated to the discovery, development, manufacture and commercialization of innovative drug products to treat pain. The Company’s principal business strategy is to derive drugs from naturally occurring toxins and develop proprietary products for certain markets. The Company also generates revenues from sales of generic products manufactured at its facility in China.
These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles on a going concern basis, which presumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future.
At March 31, 2006, the Company had incurred significant losses and had an accumulated deficit of $65,660,434. The Company’s ability to continue as a going concern is uncertain and dependent upon its ability to obtain additional financing and achieve profitable operations. The Company is currently considering financing alternatives. The outcome of these matters cannot be predicted at this time. If the Company is unable to obtain adequate additional financing, management will be required to curtail the Company’s operations. These consolidated financial statements do not include any adjustments to the amounts and classifications of assets and liabilities which might be necessary should the Company be unable to continue in business for the foreseeable future.
During the year ended March 31, 2006, the Company implemented certain restructuring initiatives to reduce costs which resulted in the Company terminating employment of a significant number of employees. In this regard, the Company has recognized restructuring costs of $780,553 [2005 — $nil), which are included in general and administrative expenses, of which approximately $625,000 remains unpaid and are included in accrued liabilities at March 31, 2006.
2. SIGNIFICANT ACCOUNTING POLICIES
The Company prepares its consolidated financial statements in accordance with Canadian generally accepted accounting principles which are presented in Canadian dollars. A summary of the significant accounting policies is as follows:
Consolidation
These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Wex Medical Corporation (Canada), International Wex Technologies Corp. (U.S.A.), IWT Bio Inc. (Canada), Acro Pharm Corp. (Barbados), Wex Medical Limited (Hong Kong) and its 97% owned subsidiary Nanning Maple Leaf Pharmaceutical Co. Ltd. (China). The Company’s 100% owned subsidiary Zhuhai Maple Leaf Pharmaceuticals Co. Ltd. (China) was de-registered during the year ended March 31, 2006. All inter-company balances and transactions have been eliminated upon consolidation.
Pursuant to the People’s Republic of China (“PRC”) regulations, the Company’s PRC subsidiary is required to make appropriations to reserve funds, comprising the statutory surplus reserve, statutory public welfare fund and discretionary surplus reserve, based on after-tax net income determined in accordance with generally accepted accounting principles of the PRC (“PRC GAAP”). Appropriations to the statutory surplus reserve should be at least 10% of after tax net income determined in accordance with PRC GAAP until the reserve is equal to 50% of the Company’s registered capital.
WEX I Annual Report 2006      25

WEX Pharmaceuticals Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended March 31, 2006 and 2005
The transfer to this reserve must be made before distribution of dividends to shareholders. Except for the reduction for losses incurred, any other usage should not result in this reserve balance falling below 25% of the registered capital. Appropriations to the statutory public welfare fund are at 5% to 10% of after tax net income determined in accordance with PRC GAAP. The statutory public welfare fund is established for the purpose of providing employee facilities and other collective benefits to the employees and is non- distributable other than in liquidation. Appropriations to the discretionary surplus reserve are made at the discretion of the Board of Directors. These reserves are not available for distribution to owners under general operating conditions.
Use of estimates
The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the notes thereto. Actual results may differ from those estimates.
Foreign currency translation
The accounts of the Company and its integrated foreign subsidiaries are translated using the temporal method of translation. Under this method, assets and liabilities denominated in foreign currencies are translated into Canadian dollars at exchange rates in effect at the balance sheet date for monetary items and at exchange rates prevailing at the transaction dates for non-monetary items. Revenue and expense items are translated at the average exchange rates prevailing during the period except for property and equipment and intangible asset amortization, which is translated at historical exchange rates. Exchange gains and losses on translation are included in the determination of loss for the year.
Deferred financing charges
Debt issue costs associated with the liability component of the convertible debentures are deferred and amortized on a straight-line basis over the term of the debentures.
Cash equivalents
The Company considers all highly liquid financial instruments with an original maturity of 90 days or less to be cash equivalents. Cash equivalents are recorded at the lower of cost and market.
Short-term investments
The Company considers all highly liquid financial instruments purchased with an original maturity greater than 90 days but less than one year at the time of purchase to be short-term investments. Short-term investments are recorded at the lower of cost and market.
Inventories
Inventories are recorded at the lower of cost and replacement cost with respect to raw materials and at the lower of cost and net realizable value with respect to finished goods. Costs of finished goods, which include direct materials and, when applicable, direct labour costs and overheads, are determined on a first-in-first-out basis.
Property and equipment
Property and equipment is recorded at cost. Amortization is provided using the straight-line basis over the expected useful lives of the assets at the following annual rates:

Furniture and office equipment	18% – 20%
Machinery and equipment and motor vehicles	9% – 30%
Computer software	50%
Leasehold improvements are amortized over the term of the lease.
26      WEX I Annual Report 2006

WEX Pharmaceuticals Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended March 31, 2006 and 2005
Equipment under construction is not amortized until construction is complete and the asset available for use.
Intangible assets
Intangible assets, which include licenses and rights to technologies, are initially recorded at fair value based on consideration paid. Intangible assets are amortized on a straight-line basis over their estimated useful lives of ten years. Patent costs incurred for the filing of patents and the registration of trademarks for product manufacturing and marketing purposes are expensed in the period incurred.
Impairment of long-lived assets
Long-lived assets, including intangible assets; with finite lives, are reviewed for impairment when events or circumstances indicate that costs may not be recoverable. Impairment exists when the carrying value of the assets is greater than the undiscounted future cash flows expected to be provided by the asset. An impairment charge corresponding to the difference between the fair value of the asset and its carrying value is recorded in income in the period the asset is determined to be impaired.
Convertible debentures
The convertible debentures are a compound financial instrument. Accordingly, the estimated fair value of the conversion feature has been recorded as part of shareholders’ equity. The issuance costs related to the debentures have been allocated on a pro-rata basis between deferred financing costs and the equity portion. The carrying value of the financial liability is being accreted to the principal amount as additional interest expense over the term of the debentures.
Revenue recognition
Product sales
Revenue from product sales is recognized when the product is shipped from the Company’s facilities to the customer provided that the Company has not retained any significant risks of ownership or future obligations with respect to products shipped.
License fees
License fees comprise initial fees and milestone payments derived from collaborative licensing arrangements. Non-refundable milestone payments are recognized upon the achievement of specified milestones when the milestone payment is substantive in nature, the achievement of the milestone was not reasonably assured at the inception of the agreement and the Company has no further significant involvement or obligation to perform under the arrangement. Initial fees and milestone payments received, which require the ongoing involvement of the Company, are deferred and amortized into income on a straight-line basis over the period of the ongoing involvement of the Company. Revenues associated with multiple element arrangements are attributed to the various elements based on their relative fair values.
Research and development expenses
Research costs are expensed as incurred. Development costs are expensed as incurred unless such costs meet the criteria under Canadian generally accepted accounting principles for deferral and amortization.
WEX I Annual Report 2006      27

WEX Pharmaceuticals Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended March 31, 2006 and 2005
Investment tax credits
The benefit of investment tax credits for scientific research and development expenses are recognized in the year the qualifying expenditure is made providing there is reasonable assurance of recoverability. The investment tax credit reduces the carrying cost of expenditures for research and development expenses to which they relate. The investment tax credits are subject to review and audit by the appropriate taxation authorities. Although the Company has used its best judgment and understanding of the related income tax legislation in determining the amounts and timing of investment tax credits, it is possible that the amounts could change by a material amount in the near term depending on a review and audit by the taxing authorities.
Stock-based compensation
The Company grants stock options to executive officers, directors, employees, consultants and advisory board members pursuant to the stock option plan described in note 12 [d). The Company records all stock-based awards to the Company’s executive officers, directors and employees granted, modified or settled since April 1, 2003, and all stock-based awards to non-employees granted, modified or settled since April 1, 2002, at fair value using the Black-Scholes option-pricing model.
Deferred tenant inducements
Deferred tenant inducements represent a tenant improvement allowance and periods of reduced rent which are being amortized on a straight-line basis over the term of the lease as a reduction in rent expense.
Income taxes
The Company follows the liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities, measured using substantially enacted tax rates that are expected to be in effect in the year in which the temporary differences are expected to reverse. Future income tax assets are recognized to the extent they are more likely than not to be realized.
Leases
Leases entered into are classified as either capital or operating leases. Leases which transfer substantially all the benefits and risks of ownership of the property to the Company are accounted for as capital leases. Capital lease obligations reflect the present value of minimum future lease payments, discounted at the appropriate interest rate. All other leases are accounted for as operating leases and rental payments are expensed as incurred.
Loss per common share
Basic loss per common share is computed by dividing the loss for the year by the weighted average number of common shares outstanding during the year, excluding contingently issuable common shares. Since the Company’s stock options and warrants are anti-dilutive, diluted loss per common share is equivalent to basic loss per common share.
28     WEX I Annual Report 2006

WEX Pharmaceuticals Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended March 31, 2006 and 2005
3. CHANGE IN ACCOUNTING POLICY
Capitalization of patent costs
Effective January 1, 2005, the Company changed its policy with respect to capitalizing costs associated with the preparation, filing and obtaining patents. As a result, such costs, previously capitalized, are now recorded as research and development expenditures in the period in which they are incurred in accordance with the accounting policy stated in note 2.
The change was applied retroactively which had the effect of increasing the loss and basic and diluted loss per common share for the year ended March 31, 2005 by $375,232 [2004 — $277,642) and $0.01 [2004 — $0.01) respectively.
4. CASH EQUIVALENTS AND SHORT-TERM INVESTMENTS
[a] Cash equivalents
At March 31, 2006, cash and cash equivalents includes $3,018,422 [2005 — $6,203,659) denominated in U.S. dollars, $147,521 [2005 — $2,120,151) denominated in Chinese Renminbi (“RMB”), $2,035,675 [2005 — $652,145) denominated in Hong Kong dollars, $296,376 [2005 — $nil) denominated in Euros and $2,299,679 [2005 — $1,257,333) denominated in Canadian dollars.
[b] Short-term investments

2006	Interest Rate	Maturity Date	Amount

Canadian Dollar Investments
Guaranteed Investment Certificate	1.40%	May 2006	$100,000

			$100,000

2005	Interest Rate	Maturity Date	Amount

Canadian Dollar Investments
Guaranteed Investment Certificate	2.45%	December 2005	$4,000,000
Guaranteed Investment Certificate	2.25%	January 2006	2,000,000
Bankers Acceptance	2.51%	December 2005	3,996,776

			9,996,776

Chinese Renminbi Investments
Term Deposit	2.25%	January 2006	584,400

			$10,581,176

5. RESTRICTED CASH
For the year ended March 31, 2006 and 2005 the Company has pledged a guaranteed investment certificate of $23,000 as collateral held against the Company’s credit card facility.
6. FOREIGN CURRENCY
The Chinese Renminbi is not a freely convertible currency. Future exchange rates of Renminbi could vary significantly from the current or historical exchange rates as a result of controls that could be imposed by the PRC government. The exchange rates of Renminbi are affected by changes in PRC government policies. The exchange rates of Renminbi are also affected by economic developments and political changes domestically and internationally and supply and demand for the Renminbi. The Company does not expect these restrictions to affect the free flow of cash in the normal course of business.
In addition, the Company is exposed to foreign currency risks with respect to the U.S. dollar, European Euro and Hong Kong dollar due to the Company having certain obligations and holding funds in these foreign currencies. The Company does not engage in foreign currency hedging instruments to mitigate its foreign currency risks.
WEX I Annual Report 2006     29

WEX Pharmaceuticals Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended March 31, 2006 and 2005
7. DEPOSITS
The Company paid a deposit of $250,000 during the year ended March 31, 2005 to secure a lease for the Company’s corporate head office in Vancouver, BC. Provided the Company meets certain lease requirements, specified by the landlord, the deposit will be refunded over a period of three years with interest. $125,000 of the deposit was returned in June 2005. The second repayment due in June 2006 in the amount of $65,000 has been recorded as a current asset with the balance due in June 2007 recorded in deposits as at March 31, 2006.
8. PROPERTY AND EQUIPMENT

		Accumulated	Net Book
March 31, 2006	Cost	Amortization	Value

Furniture and office equipment	$552,658	$258,463	$294,195
Computer software	9,403	9,403	—
Leasehold improvements	155,274	144,291	10,983
Machinery and equipment	2,075,852	415,029	1,660,823
Equipment under construction	53,560	—	53,560
Motor vehicles	247,277	97,529	149,748

	$3,094,024	$924,715	$2,169,309

		Accumulated
March 31, 2005	Cost	Amortization	Net Book Value

Furniture and office equipment	$598,766	$193,634	$405,132
Computer software	9,403	2,351	7,052
Leasehold improvements	252,229	109,546	142,683
Machinery and equipment	2,078,083	262,046	1,816,037
Motor vehicles	528,121	96,202	431,919

	$3,466,602	$663,779	$2,802,823

Included in property and equipment as at March 31, 2006 are assets held under capital leases with a cost of $nil [2005 — $97,901) and accumulated amortization of $nil [2005 — $44,131).
Amortization expense for the year ended March 31, 2006 amounted to $447,113 [2005 — $329,881).
9. INTANGIBLE ASSETS

	2006	2005

Technology licenses — cost	$5,196,850	$5,196,850
Accumulated amortization	(1,583,893)	(1,117,705)
Impairment write-down	(3,612,957)	—

Net book value	$—	$4,079,145

During the year ended March 31, 2006, management performed a review of the carrying value of its intangible assets which arose from its acquisition of the remaining 46% interest in Nanning Maple Leaf Pharmaceutical Co. Ltd. Following unfavorable clinical results, management has terminated its clinical programs and is reassessing its alternatives. Accordingly, management has determined that future revenue cash flows cannot reasonably be estimated and are uncertain and therefore the net carrying value of the intangible asset has been written down to $nil.
Amortization expense for the year ended March 31, 2006 amounted to $466,188 [2005 — $466,187).
30     WEX I Annual Report 2006

WEX Pharmaceuticals Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended March 31, 2006 and 2005
10. CAPITAL LEASE OBLIGATIONS
During the year ended March 31, 2006 the capital leases were cancelled.
Interest expense for the year ended March 31, 2006 amounted to $1,731 [2005 — $3,715).
11. CONVERTIBLE DEBENTURES
On June 14, 2004, the Company’s wholly owned subsidiary, Wex Medical Limited, issued unsecured convertible debentures in the aggregate amount of $6,818,744 (US$5.1 million) with a term of 5 years. The debentures bear interest at 5.5% per annum payable semi-annually. The debentures are convertible at any time at the option of the holder into common shares of the Company at a conversion price of $5 per common share based on the Canadian dollar equivalent of the face value of the debentures at the date of conversion. The Company has the option to request a conversion at any time if the Company’s common shares have traded for ten consecutive days at a price of at least $7.50 per common share.
In accordance with Section 3860 of the CICA Handbook, the Company initially allocated the proceeds from the debentures into a debt component and an equity component. The convertible debentures were initially recorded on the balance sheet as a debt of $4,473,570 (US$3,346,000) which was calculated as the present value of the required interest and principal payments discounted at a rate approximating the interest rate that would have been applicable to non-convertible debt at the time the debentures were issued and is being accreted to the principal amount as additional interest over the terms of the debentures.
An amount of $2,332,443, representing the estimated value of the right of conversion, less related issue costs of $12,728, was included in shareholders’ equity as the equity component of the debentures representing the difference between the debt component and the face value of the debentures.
On December 22, 2005, the Company’s wholly owned subsidiary, Wex Medical Limited and the debentures holder amended the repayment terms of the unsecured convertible debentures.
The debentures, previously repayable at maturity of June 2009, are now repayable at regular intervals commencing in December 31, 2005 and ending December 31, 2007. The remaining terms of the debentures remain the same.
In accordance with Emerging Issues Committee Abstract number 88 of the CICA Handbook, the Company has revalued the convertible debentures based on the amended terms of the debenture agreement as at December 22, 2005 by calculating the net present value of the future cash flows using a discount rate of 20% that would have been applicable to non-convertible debt. Accordingly, $4,020,022 (US$3,456,596) was allocated to debt and the residual of $725,018 (US$623,404) was allocated to the conversion feature. The difference between this revised value of the debt and its book value of the debt before the amendment resulted in a loss of $830,516. The difference between the revised value of the conversion feature and its book value before the amendment resulted in a credit to deficit of $1,607,424.
WEX I Annual Report 2006     31

WEX Pharmaceuticals Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended March 31, 2006 and 2005

The debentures are repayable in U.S. dollars and are translated to Canadian dollars as follows:

Repayment dates	U.S. Dollars	Canadian Dollars

June 30, 2006	$382,500	$446,416
September 30, 2006	382,500	446,416
December 31, 2006	765,000	892,832
March 31, 2007	637,500	744,026
June 30, 2007	637,500	744,026
September 30, 2007	637,500	744,026
December 31, 2007	637,500	744,026

Total repayments	4,080,000	4,761,768
Imputed equity component	(623,404)	(725,018)
Accretion interest	115,131	134,370
Foreign exchange adjustment	—	(2,557)

Balance March 31, 2006	3,571,727	4,168,563

Less: current portion	(1,985,786)	(2,317,611)

Long-term portion	$1,585,941	$1,850,952
For the year ended March 31, 2006 included in interest expense for the debentures is interest calculated on the face value of the convertible debentures of $309,402 [2005 — $276,294) plus a notional interest amount of $388,267 [2005 — $251,145) representing the accretion of the carrying value of the debentures using a 20% effective interest rate.
12. SHARE CAPITAL
[a] Authorized
Unlimited number of common shares without par value.
[b] Issued and outstanding

	Number of
	Common
	Shares
	Outstanding	Amount

BalanceM March 31, 2004	31,846,857	$55,161,562

Issued for cash pursuant to:
Stock options exercised	218,920	437,192
Warrants exercised	2,851,674	6,763,445
Agent’s warrants exercised	40,000	78,000
Reallocation of contributed surplus arising from stock-based compensation related to the exercise of stock options	—	142,820

BalanceM March 31, 2005	34,957,451	$62,583,019

Issued for cash pursuant to stock options exercised	102,000	183,000

BalanceM March 31, 2006	35,059,451	$62,766,019

[c] Escrow shares
As at March 31, 2006, 1,559,054 [2005 — 1,818,897) common shares are held in escrow relating to the acquisition, in September 2002, of the additional interest in Nanning Maple Leaf Pharmaceuticals Co. Ltd. to be released every six months in the amount of 259,843 shares with the balance to be released on November 12, 2007. The escrowed shares were not released in November 2005 since the Company is currently reviewing the acquisition agreement which was entered into on November 30, 2001 and related documentation prior to releasing any further shares from escrow.
During the year ended March 31, 2006, 259,843 [2005 — 519,686) common shares released from escrow.
32     WEX I Annual Report 2006

WEX Pharmaceuticals Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended March 31, 2006 and 2005
[d] Stock options
The Company has a stock option plan which provides for the granting of up to 9,300,000 stock options to acquire common shares [2005 — 6,220,000) to executive officers, directors, employees, consultants and clinical advisory board members. The stock options available for issuance under the plan vest over various periods and have maximum terms of five years. As at March 31, 2006, the Company has
3,027,488 stock options available for future issuance under the plan.
Stock option transactions are summarized as follows:

	Number of	Weighted
	Options	Average
	Outstanding	Exercise Price

Balance, March 31, 2004	4,678,133	$2.92
Granted	255,000	3.24
Forfeited	(636,000)	2.51
Exercised	(218,920)	2.00

Balance, March 31, 2005	4,078,213	$3.05

Granted	804,333	1.54
Forfeited	(436,600)	3.43
Expired	(858,000)	2.96
Exercised	(102,000)	1.79

Balance, March 31, 2006	3,485,946	$2.71

The following table summarizes the Company’s outstanding options as at March 31, 2006 expiring between June 2006 and January 2011:

	Options Outstanding			Options Exercisable
			Weighted
		Weighted	Average		Weighted
Range of		Average	Remaining		Average
Exercise	Number of	Exercise	Contractual Life	Number of	Exercise
Prices	Options	Price	(years)	Options	Price
$1.50 – $1.82	1,710,946	$1.69	3.13	1,139,112	$1.76
$2.00 – $2.82	300,000	2.31	1.71	300,000	2.31
$3.65 – $3.83	1,290,000	3.82	2.53	1,290,000	3.82
$5.02 – $5.53	185,000	5.16	2.49	185,000	5.16

	3,485,946	$2.71	2.75	2,914,112	$2.94

WEX I Annual Report 2006     33

WEX Pharmaceuticals Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended March 31, 2006 and 2005
[e] Stock-based compensation
For the year ended March 31, 2006, the Company recorded non-cash stock-based compensation expense of $222,071 [2005 — $2,152,721), and recorded a corresponding increase in contributed surplus. This compensation expense is allocated between research and development expenses as to $12,710 [2005 — $704,075) and general and administrative expenses as to $209,361 [2005 — $1,448,646) on the same basis as cash compensation. The fair value of the stock options granted during the year was estimated using the Black-Scholes option-pricing model using the following weighted average assumptions:

	2006	2005
Annualized volatility	53.08%	63.56%
Risk-free interest rate	3.98%	3.78%
Expected life	4.93 years	3.0 years
Dividend yield	0.0%	0.0%
The weighted average estimated fair value of stock options granted during the years ended March 31, 2006 and 2005 was $0.70 and $1.49 respectively.
[f] Share purchase warrants
As at March 31, 2006, the Company had warrants outstanding for the purchase of 3,838,788 [2005 — 3,838,788) common shares, at an average price per common share of $3.85 [2005 — $3.85). Effective July 13, 2005, the Company received approval from the Toronto Stock Exchange (TSX) to extend the expiry dates of the common share purchase warrants by an additional year, which now expire at various dates from August 5, 2006 to January 30, 2007. Shareholder approval for the expiry extension of 1,810,018 of the warrants was obtained at the Annual General Meeting on August 12, 2005. In addition, at March 31, 2005 the Company had agent’s warrants outstanding for the purchase 109,392 common shares at an average price of $2.27 per common share. All of these agent’s warrants expired unexercised between October 2005 and January 2006.
[g] Shareholders Rights Plan
On September 9, 2005, the shareholders approved a shareholder rights plan (the “Rights Plan”), which expires at the Company’s annual general meeting in 2008. The Rights Plan was designed to encourage the fair treatment of its shareholders in the event of an unsolicited take-over bid for shares of the Company. The Rights Plan provide the board of directors (the “Board”) and shareholders of the Company with more time to fully consider any unsolicited take-over bid without undue pressure, allowing the Board to pursue, if appropriate, other alternatives to maximize shareholder value and allowing additional time for competing bids to emerge. Under the Rights Plan, holders of common shares are entitled to one share purchase right (“Right”) for each common share held. If any person or group makes a take-over bid, other than a bid permitted under the plan or acquires 20% or more of the Company’s outstanding common shares without complying with the Rights Plan, each Right will entitle its holder (other than the acquiring person and certain related persons) to acquire, for $100, common shares of the Company having a market price of $200.
13. LICENSING INCOME
On November 27, 2002, the Company entered into a license and collaboration agreement with Laboratorios Del Dr. Esteve S.A. (“Esteve”) located in Spain for the European licensing rights to commercialize its products Tetrodin™ and Tectin™ and its successor products.
The agreement involves sharing equally joint development costs in excess of $35,000,000 (€25,000,000). As consideration, the Company received, during the year ended March 31, 2003, a payment from Esteve of $2,974,430, comprising an initial license payment of $1,424,430, net of withholding taxes of $158,270, and $1,550,000 as a private placement for 673,915 common shares at $2.30 per common share.
The Company is scheduled to receive further payments from Esteve based on clinical milestone developments in Europe and Canada. In countries where a sublicense is granted, the Company will share in the fees obtained by Esteve from its sublicenses. The Company will also receive royalty payments based on the volume of sales when sales, in excess of a threshold, of the products commence. The Company retains the exclusive rights to manufacture and supply the pharmaceutical products to the licensed territory of Europe.
34     WEX I Annual Report 2006

WEX Pharmaceuticals Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended March 31, 2006 and 2005
The initial license payment is being amortized into revenue on a straight-line basis over the period of ongoing involvement of the Company in the arrangement. During the fourth quarter of fiscal 2005 management revised the estimate of its ongoing development from five to seven years. The impact of the change was to reduce licensing revenue for the year ended March 31, 2005 by approximately $32,000. During the year ended March 31, 2005 an additional $3,136,200 (€2,000,000) was invoiced to Esteve pursuant to the agreement and recorded as revenue for research and development work performed upon the completion of the Tectin™ Phase IIa trial in Canada. At March 31, 2005, $3,136,200 is included in accounts and other receivables, which was subsequently received in April 2005.
14. RESEARCH AND DEVELOPMENT and GENERAL AND ADMINISTRATIVE EXPENSES

Years ended March 31	2006	2005

Research and development
Administration costs	$124,961	$195,140
Clinical testing , insurance, consulting and patent costs	9,142,193	6,692,638
Legal and translating	25,406	1,491
Rent [note 17(1)]	265,431	230,513
Salaries and benefits	1,233,974	766,452
Scientific research and development tax credit	(485,981)	(225,713)
Stock-based compensation expense [note12(e)]	12,710	704,075
Travel and conferences	322,223	271,013

Total research and development expenses	$10,640,917	$8,635,609

General and administrative
Administration costs	$721,770	$630,760
Audit and accounting fees	383,518	143,926
Directors’ fees	227,311	114,500
Legal and solicitor fees	579,900	381,618
Loss on disposal of property and equipment	141,060	13,150
Rent [note 17(1)]	258,178	428,331
Salaries, benefits	1,370,824	1,539,693
Stock-based compensation expense [note12(e)]	209,361	1,448,647
Travel, promotion and advertising	566,516	517,153

Total general and administrative expenses	$4,458,438	$5,217,778

15. INCOME TAXES
As at March 31, 2006, the Company has non-capital losses of approximately $27,970,000 [2005 — $19,341,000) for income tax purposes which may be carried forward to reduce taxable income of future years in Canada ($15,505,000), Hong Kong ($7,972,000) and China ($4,437,000).
In addition, the Company has approximately $15,208,000 [2005 — $9,593,000) of scientific research and experimental development expenditures, which can be carried forward indefinitely to reduce Canadian taxable income of future years. The Company also has approximately $3,040,000 [2005 — $1,918,000) federal scientific research and experimental development tax credits available to offset Canadian federal income taxes otherwise payable.
WEX I Annual Report 2006     35

WEX Pharmaceuticals Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended March 31, 2006 and 2005
A summary of the loss carry forwards and tax credits are as follows:

		Non-Capital
	Investment	Loss Carry
	Tax Credits	Forwards
2007	$—	$696,000
2008	—	3,071,000
2009	—	1,985,000
2010	—	1,008,000
2011	178,000	1,051,000
2012	335,000	—
2013	146,000	—
2014	437,000	2,185,000
2015	752,000	2,950,000
2016	1,192,000	6,996,000
2024	—	37,000
2025	—	1,000
2026	—	18,000
No expiry	—	7,972,000

	$3,040,000	$27,970,000

Significant components of the Company’s future tax assets as of March 31 are shown below:

	2006	2005
Future tax assets:
Research and development deductions and credits	$7,191,000	$4,538,000
Loss carry forwards	8,167,000	5,484,000
Deferred revenue recognized for tax purposes	235,000	312,000
Tax values of depreciable assets in excess of accounting values	1,977,000	499,000
Other	742,000	547,000

Future tax assets	18,312,000	11,380,000
Valuation allowance	(18,312,000)	(11,380,000)

Future tax assets	$—	$—

The potential income tax benefits relating to future tax assets have not been recognized in the financial statements as their realization does not meet the requirement of “more likely than not” under the liability method of tax allocation.
The reconciliation of income tax attributable to operations computed at the statutory tax rates to income tax expense (recovery), using a 34.49% [2005 — 35.62%) statutory tax rate at March 31 is as follows:

	2006	2005

Income tax recovery at statutory rates	$(7,457,000)	$(4,155,000)
Tax effect of non-deductible expenses	714,000	1,985,000
Unrecognized temporary differences	6,949,000	2,170,000
Foreign tax rate differences	(206,000)	—

	$—	$—

36     WEX I Annual Report 2006

WEX Pharmaceuticals Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended March 31, 2006 and 2005
16. RELATED PARTY TRANSACTIONS
[a]
The Company incurred $287,525 in consulting fees to an officer during the year ended March 31, 2006 [2005 — $350,960) which are included in the research and development expenses. As at March 31, 2006, $20,129 is included in accounts payable and accrued liabilities [March 31, 2005 — $nil).

[b]	The Company paid $34,878 in consulting fees to an officer and director during the year ended March 31, 2006 [2005 — $nil) which are included in general and administrative expenses.

[c]
The Company incurred $394,318 of legal fees charged by a law firm, a partner of which is a director of the Company, for the year ended March 31, 2006 [2005 — $284,694) which are included in general and administrative expenses. As at March 31, 2006, $96,211 is included in accounts payable and accrued liabilities [2005 — $79,038).

All related party transactions are recorded at the exchange amounts agreed to between the related parties.
17. COMMITMENTS AND CONTINGENCIES
[i]	The Company has entered into operating lease agreements with respect to its premises and facilities for which the minimum payments required under these agreements are as follows:

2007	$258,935
2008	170,902
2009	120,932
2010	9,936
2011	3,312

Total future minimum lease payments	$564,017

Rent expense for the year ended March 31, 2006 amounted to approximately $498,000 [2005 — $611,000).
On December 30, 2005, the Company assigned the lease of its former Vancouver premises, with a total future commitment remaining until May 31, 2014 for base rent of $2,043,000 plus operating costs, to new tenants. The new tenants are liable for all commitments related to these premises.
However, the Company has guaranteed the future payments in the event that the assignee defaults, and in this respect has obtained personal indemnifications by the assignees.
As a result of the assignment transaction, the Company has recognized the settlement costs on the date of the settlement as a charge to income in the amount of $108,480 offset by the recognition of the deferred tenant inducements of $206,748. Also, leasehold improvements related to these premises of $82,401 have been fully written down and recognized as amortization costs.
[ii]
The Company has entered into agreements with various companies for non-clinical work and for the purpose of conducting clinical research studies. Payments required under these agreements are as follows:

	Non Clinical	Clinical
	Research	Research	Total

2007	$389,948	$728,468	$1,118,416
[iii]	Pursuant to a license agreement with Esteve, the Company is jointly responsible for development costs in excess of $35 million (€25 million), if any.
WEX I Annual Report 2006     37

WEX Pharmaceuticals Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended March 31, 2006 and 2005
[iv]
Employees of the Asian subsidiaries participate in a mandatory defined contribution retirement plan pursuant to which the subsidiaries make contributions based on a percentage of the employee’s salary.

[v]
The Company was notified in April 2005 that its appeal with the Chinese Patent Office concerning ownership of a patent relating to addiction withdrawal in the territory of China was not successful. The Company is currently assessing its alternatives.

[vi]
The Company is the subject of an investigation by a regulatory authority as to whether its disclosure of its Phase IIa clinical trial results in October 2003 was timely and accurate in connection to the grant of options on October 31, 2003. The outcome and financial impact, if any, of this matter is not determinable.

[vii]
The Company has received a claim by two former employees relating to severance as well as the issuance of further stock options. While the Company intends to defend these claims, management has made estimates for the potential loss which has been recorded in expenses. Management does not expect the final resolution of these matters to have a material effect on the Company’s operating results.

[viii]
In addition, the Company has received a claim in the amount of US$120,000 ($140,000) for services rendered. Management believes that this claim is without merit and intends to defend the action. The Company does not expect any losses to occur with respect to this matter and accordingly no provision has been made in the accounts. A loss, if any, arising from this matter will be recorded in the period it is determined.

18. INDEMNIFICATION
The Company enters into agreements with third parties that include indemnification provisions in the ordinary course of business that are customary in the industry. These indemnifications generally require the Company to compensate the other party for certain damages and costs incurred as a result of any third party claims or damages arising from these agreements. In some cases, the maximum potential amount of future payments that could be required under these indemnification provisions is unlimited.
These indemnification provisions may survive termination of the underlying agreement. The nature of the indemnification obligations prevents the Company from making a reasonable estimate of the maximum potential amount it could be required to pay. Historically, the Company has not incurred any liabilities pursuant to these indemnifications and no amount has been accrued in the Company’s consolidated financial statements with respect to these indemnification obligations. The Company maintains liability insurance that reduces this exposure and may enable the Company to recover all or some future amounts paid, if any, less any deductible amounts pursuant to the terms of the respective policies.
19. FINANCIAL INSTRUMENTS AND RISK
Fair value estimates of financial instruments are made at a specific point in time, based on relevant information about financial markets and specific financial instruments. As these estimates are subjective in nature, involving uncertainties and matters of significant judgement, they cannot be determined with precision. Changes in assumptions can significantly affect estimated fair values.
The carrying value of cash and cash equivalents, restricted cash, short-term investments, accounts and other receivables and accounts payable approximates fair value because of the short-term nature of these instruments. The fair value of capital lease obligations and convertible debentures, calculated at the present value of the future contractual payments of principal and interest, discounted at current applicable market rates of interest, approximates their carrying values.
38     WEX I Annual Report 2006

WEX Pharmaceuticals Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended March 31, 2006 and 2005
Financial risk is the risk to the Company’s results of operations that arises from fluctuations in interest rates and foreign exchange rates and the degree of volatility of these rates. Interest rate risk arises as the Company’s investments bear fixed interest rates. Foreign exchange risk arises as a portion of the Company’s investments which finance operations are denominated in Canadian dollars and a portion of the Company’s expenses are denominated in Hong Kong dollars and the Chinese RMB. With respect to the concentration of credit risk, included in accounts and other receivables is an amount of $nil [2005 — $3,136,200) due from the Company’s development partner [note 13).
20. SUPPLEMENTAL CASH FLOW INFORMATION
During the year ended March 31, 2006 the Company paid $1,731 [2005 — $3,892) of interest relating to capital leases and $244,825 [2005 — $276,294) of interest relating to the convertible debentures.
21. SEGMENTED INFORMATION
[a]	The Company is managed as one reportable business segment. Revenues and long-lived assets by geographical segment are presented below.

[b]	Geographic Information:

Revenue is attributed to countries based on the location of the Company’s collaborators and customers.

	2006	2005
Sales to and licensing fees from external customers:
China	$441,070	$517,997
Spain	187,777	3,420,549
United Kingdom	—	51,742

	$628,847	$3,990,288

[c]	License and research and collaboration fees for the years ended March 31, 2006 and 2005 are derived solely from the Company’s development partner located in Spain.

[d]	The break-down of the Company’s long-lived assets by location, which include property and equipment and intangible assets, are as follows:

	2006	2005
Long-lived assets:
United States	$—	$3,584
Canada	145,586	4,420,451
Hong Kong	27,185	307,260
China	1,942,978	2,150,673

Total long-lived assets	$2,115,749	$6,881,968

WEX I Annual Report 2006     39

CORPORATE INFORMATION & AGM NOTICE
(as of June 28, 2006)

BOARD OF DIRECTORS	CORPORATE OFFICERS

Michael (Guang) Luan	Edge Wang, PhD, MBA
Chairman of the Board	President and Chief Executive Officer

Edge Wang, PhD, MBA	Bill Chen, MSc, MBA, CPA
President and Chief Executive Officer of the Company	Chief Financial Officer

Pierre Lapalme	Anh Ho Ngoc, PhD
Consultant	V.P. Regulatory Affairs/Chief Scientific Officer

Peter H. Stafford, QC	Don Evans
Associate Counsel, Fasken Martineau DuMoulin LLP,	V.P. Corporate Communications
Barristers and Solicitors

Pierre Cantin, MBA
Vice President, Investments, Life Sciences, SGF

Benjamin Chen, PhD
Managing Director, Burrill and Company

Simon Anderson, CA
Vice President, MCSI Consulting Services Inc.

Howard Cohen, MD
Director, Dallas Mind/Body Medicine

A.J. Miller
Businessman

EXCHANGE LISTING

The common shares of WEX Pharmaceuticals Inc. (Ticker: WXI) are listed on the Toronto Stock Exchange

INVESTOR RELATIONS

Anyone interested in being placed on the Company’s mailing list to receive information about financial matters and other events should direct inquiries to:

Investor Relations at WEX’s head office or e-mail wex@wexpharma.com

LEGAL COUNSEL	ANNUAL GENERAL MEETING
Fasken Martineau DuMoulin LLP Barristers and Solicitors Vancouver, BC AUDITORS Ernst & Young LLP Chartered Accountants Vancouver, BC
The Annual General Meeting of Shareholders of WEX Pharmaceuticals Inc. is scheduled on August 11, 2006 at 10:00AM (PST) at the offices of Fasken Martineau DuMoulin, Suite 2100, 1075 West Georgia Street, Vancouver, BC, Canada V6E 3G2

All shareholders and others interested in the Company are invited to attend.

TRANSFER AGENT
CIBC Mellon Trust 1600 – 1066 West Hastings St. Vancouver, BC V6E 3X1
40 WEX I Annual Report 2006

CORPORATE INFORMATION Stock Symbol: WXI (Toronto Stock Exchange) VANCOUVER (HEAD OFFICE) WEX Pharmaceuticals Inc. Suite 1601 — 700 West Pender Street Vancouver, BC, Canada V6C 1G8 Telephone: 604-683-8880 Fax: 604-683-8868 Toll Free Canada /USA: 1-800-722-7549 Website: www.wexpharma.com E-Mail: wex@wexpharma.com Trading Symbol: WXI (TSX) HONG KONG WEX Medical Limited Unit A2, 13/F, Loyong Court 212-220 Lockart Road Wanchai, Hong Kong NANNING Nanning Maple Leaf Pharmaceutical Co., Ltd 9 HouJu Road National & High-Tech Industrial Development Zone Nanning, Guangxi People’s Republic of China 530003 BEIJING WEX Medical Limited Suite 1007, Huapu International Building No. 19 Chaoyang Men Wai Street, ChaoYang District, Beijing People’s Republic of China 100020

WEX Pharmaceuticals Inc. Suite 1601 — 700 West Pender Street Vancouver, British Columbia Canada V6C 1G8 Tel: (604) 683-8880 Fax: (604) 683-8868 Toll Free (North America): 1-800-722-7549 www.wexpharma.com TSX: WXI

WEX Pharmaceuticals Inc.
(the “Corporation”)
Proxy

Type of Meeting:	Annual and Special Meeting of Shareholders (the “Meeting”)	Meeting Time:	10:00 a.m. Pacific Time

Meeting Date:	August 11, 2006	Meeting Location:	Fasken Martineau DuMoulin LLP
2100-1075 West Georgia Street (Boardroom)
Vancouver, B.C. V6E 3G2

This proxy is solicited by the management of the Corporation.
The undersigned hereby appoints EDGE WANG, President, Chief Executive Officer and a Director of the Corporation, or failing him, HELEN CHAI of the Corporation, or instead of either of them                                                              , as Proxy of the undersigned, with power of substitution, to attend, act and vote for and on behalf of the undersigned at the Meeting, and at any and all adjournments thereof, in the same manner, to the same extent and with same power as if the undersigned were present at the Meeting or an adjournment thereof.
Resolutions (for full details of each item please see the Notice of Meeting and Management Proxy Circular which accompanied this proxy form).
The Proxyholder is hereby directed to vote on any poll as follows:

1.	To appoint Manning Elliott, Chartered Accountants, as auditors of the Corporation until the close of the next annual meeting				IN FAVOUR ☐	WITHHOLD	☐

2.	To authorize the Board of Directors to fix the remuneration to be paid to the auditors of the Corporation				IN FAVOUR ☐	AGAINST	☐

3.	To fix the number of Directors at six (6)				IN FAVOUR ☐	AGAINST	☐

4.	To vote in respect of the election of the following persons as Directors of the Corporation for the term expiring at the close of the next annual meeting of the Corporation:

	Guang (Michael) Luan	IN FAVOUR ☐	WITHHOLD ☐	Tom Du	IN FAVOUR ☐	WITHHOLD	☐
	Edge Wang	IN FAVOUR ☐	WITHHOLD ☐	Simon Anderson	IN FAVOUR ☐	WITHHOLD	☐
	Peter H. Stafford	IN FAVOUR ☐	WITHHOLD ☐	Arlyn J. Miller	IN FAVOUR ☐	WITHHOLD	☐

5.	To approve an ordinary resolution authorizing the Board of Directors, at the appropriate time, to pass a resolution providing for the setting up of a Royalty Trust				IN FAVOUR ☐	AGAINST	☐

6.
To approve an ordinary resolution of the disinterested shareholders of the Corporation amending the exercise prices and terms, as applicable, of the outstanding share purchase warrants of the Corporation, including those held by insiders of the Corporation
					IN FAVOUR ☐	AGAINST	☐

7.	To approve the transaction of any other business that may properly come before the Meeting				IN FAVOUR ☐	AGAINST	☐
The Notes to Proxy on the reverse are incorporated into and form part of this form of Proxy. If this form of Proxy is not dated in the space provided below, it shall be deemed to bear the date on which it is mailed by the person making the solicitation, being the Management of the Corporation.
The undersigned hereby revokes any proxy previously given with respect to the Meeting or any adjournment thereof.

DATED this day of , 2006.

	î	ù

Signature

Name:

Address:

No. of Shares:	☐	û

Your address shown will be registered as your present address.
Please notify the Corporation of any change in your address.

NOTES
1.
This proxy form is not valid unless it is signed and dated. If this proxy is not dated in the space provided, it is deemed to bear the date on which it was mailed by management. If someone other than the registered shareholder of the Corporation signs this proxy on the shareholders behalf, authorizing documentation acceptable to the Chairman of the Meeting must be deposited with this proxy form.

2.
Subject to the discretion of the chairman of the Meeting, to be effective, this proxy form must be received at the office of CIBC Mellon Trust Company, or the Corporation, by mail or by fax not later than 48 hours prior to the time of the Meeting. The following are the mailing address and facsimile number of CIBC Mellon Trust Company: Suite 1600, The Oceanic Plaza, 1066 West Hastings Street, Vancouver, British Columbia V6E 2X3, Facsimile No.: (604) 688-4301.

3.
If you cannot attend the Meeting but wish to vote on the resolutions and to appoint one of the management nominees, please leave the wording appointing the management nominees as shown, sign and date and return the proxy form. You have the right to appoint another person, who need not be a shareholder of the corporation, to attend and act for you and on your behalf at the Meeting. If you wish to appoint another person, you may do so by crossing out the names of the management nominees and inserting your appointed proxyholder’s name in the space provided. Your appointed proxyholder will then have to attend the Meeting if your vote is to be counted. You may also appoint an alternate proxyholder to act in the place of an absent proxyholder.

4.
The securities represented by this proxy form will be voted or withheld from voting in accordance with your instructions on any poll that may be called for in respect of any resolution and, if you have specified a choice with respect to any matter to be acted upon, the securities will be voted accordingly. Where no choice on a resolution is specified by you, this proxy form confers discretionary authority on your appointed proxyholder. In such case, a nominee of management acting as proxyholder will vote the securities as if you had specified an affirmative vote. With respect to any amendments or variations in any of the resolutions shown on the proxy form, or other matters which may properly come before the Meeting, the securities will be voted by the nominee appointed as the nominee in his or her sole discretion sees fit.

5.
If you have returned a proxy form and later decide to vote in person, you may do so by attending the Meeting. Please register your attendance with the corporation’s scrutineers at the Meeting and inform them that you have previously returned a proxy form.

6.
If the proxy form is signed on your behalf by your attorney or, if the shareholder is a corporation, by an officer or attorney for the corporation and is not under the corporation’s common seal, the power of attorney or a director’s resolution, as the case may be, or a notarial copy thereof, must accompany the proxy form.

MANAGEMENT PROXY CIRCULAR
for the
ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS
of
WEX Pharmaceuticals Inc.
to be held on
August 11, 2006

MANAGEMENT PROXY CIRCULAR
WEX Pharmaceuticals Inc.
1601 – 700 West Pender Street
Vancouver, British Columbia
Canada V6C 1G8
Website: http://www.wexpharma.com
(all information as at June 27, 2006 unless otherwise noted)
PERSONS MAKING THE SOLICITATION
This Information Circular is furnished in connection with the solicitation of proxies being made by the management of WEX Pharmaceuticals Inc. (the “Corporation”) for use at the Annual and Special Meeting of the Corporation’s shareholders (the “Meeting”) to be held on August 11, 2006 at the time and place and for the purposes set forth in the accompanying Notice of Meeting. While it is expected that the solicitation will be made primarily by mail, proxies may be solicited personally or by telephone by directors, officers and employees of the Corporation.
All costs of this solicitation will be borne by the Corporation.
APPOINTMENT OF PROXIES
The individuals named in the accompanying form of proxy are directors or officers of the Corporation. A SHAREHOLDER WISHING TO APPOINT SOME OTHER PERSON (WHO NEED NOT BE A SHAREHOLDER) TO ATTEND AND ACT FOR THE SHAREHOLDER AND ON THE SHAREHOLDER’S BEHALF AT THE MEETING HAS THE RIGHT TO DO SO, EITHER BY INSERTING SUCH PERSON’S NAME IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY AND STRIKING OUT THE TWO PRINTED NAMES, OR BY COMPLETING ANOTHER FORM OF PROXY. A proxy will not be valid unless the completed, dated and signed form of proxy is delivered to CIBC Mellon Trust Company, Oceanic Plaza 1600 — 1066 West Hastings Street, Vancouver, BC Canada V6E 3X1 (facsimile no. (604) 688-4301, or to the Corporation’s office, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the Meeting.
NON-REGISTERED HOLDERS
Only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Most shareholders of the Corporation are “non-registered” shareholders because the shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the shares. More particularly, a person is not a registered shareholder in respect of shares which are held on behalf of the person (the “Non-Registered Holder”) but which are registered either: (a) in the name of an intermediary (an “Intermediary”) that the Non-Registered Holder deals with in respect of the shares. (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited) of which the Intermediary is a participant. In accordance with the requirements of National Instrument 54-101 of the Canadian Securities Administrators, the Corporation has distributed copies of the Notice of Meeting, this Information Circular and the Proxy (collectively, the “Meeting Materials”) to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders.

Intermediaries are required to forward the Meeting Materials to Non-Registered Holders unless in the case of certain proxy-related materials a Non-Registered Holder has waived the right to receive them. Very often, Intermediaries will use service companies to forward the Meeting Materials to Non-Registered Holders. With those Meeting Materials, Intermediaries or their service companies should provide Non-Registered Holders of Common shares with a “request for voting instruction form” which, when properly completed and signed by such Non-Registered Holder and returned to the Intermediary or its service company, will constitute voting instructions which the Intermediary must follow. The purpose of this procedure is to permit Non-Registered Holders of Common shares to direct the voting of the Common shares which they beneficially own. Should a Non-Registered Holder of Common shares wish to vote at the Meeting in person, the Non-Registered Holder should follow the procedure in the request for voting instructions provided by or on behalf of the Intermediary and request a form of legal proxy which will grant the Non-Registered Holder the right to attend the Meeting and vote in person. Non-Registered Holders should carefully follow the instructions of their Intermediary, including those regarding when and where the completed request for voting instructions is to be delivered.
REVOCATION OF PROXIES
A shareholder who has given a proxy may revoke it by an instrument in writing executed by the shareholder or by the shareholder’s attorney authorized in writing or, if the shareholder is a corporation, by a duly authorized officer or attorney of the corporation, and delivered either to the registered office of the Corporation, at 2100 — 1075 West Georgia Street, Vancouver, British Columbia, Canada V6E 3G2, at any time up to and including the last business day preceding the day of the Meeting or any adjournment of it or to the Chair of the Meeting on the day of the Meeting or any adjournment of it. Only registered Shareholders have the right to revoke a proxy. Non- Registered Holders of Common shares who wish to change their vote must arrange for their respective Intermediaries to change their vote and if necessary revoke their proxy in accordance with the revocation procedures set out above in sufficient time in advance of the Meeting.
A revocation of a proxy does not affect any matter on which a vote has been taken prior to the revocation.
EXERCISE OF DISCRETION
If the instructions in a proxy are certain, the shares represented thereby will be voted on any poll by the persons named in the proxy and, where a choice with respect to any matter to be acted upon has been specified in the proxy, the shares represented thereby will, on a poll, be voted or withheld from voting in accordance with the specifications so made.
Where no choice has been specified by the shareholder, such shares will, on a poll, be voted in accordance with the notes to the form of proxy.
The enclosed form of proxy, when properly completed and delivered and not revoked, confers discretionary authority upon the persons appointed proxyholders thereunder to vote with respect to any amendments or variations of matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting. At the time of the printing of this Information Circular, the management of the Corporation knows of no such amendment, variation or other matter which may be presented to the Meeting.
VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES
As at the date hereof, the Corporation has issued and outstanding 35,059,451 fully paid and non-assessable Common shares without par value, each share carrying the right to one vote (the “Common Shares”). Any shareholder of record at the close of business on June 27, 2006 (the “Record Date”) who either personally attends the Meeting or who has completed and delivered a proxy in the manner specified, subject to the provisions described above, shall be entitled to vote or to have such shareholder’s shares voted at the Meeting.

To the best of the knowledge of the directors and senior officers of the Corporation, no person or corporation beneficially owns, directly or indirectly, or exercises control or direction over, shares carrying more than 10% of the voting rights attached to all outstanding shares of the Corporation.
STATEMENT OF EXECUTIVE COMPENSATION
Set out below are particulars of compensation paid to the following persons (the “Named Executive Officers”): (a) the Corporation’s chief executive officer (the “CEO”);
(b)	the Corporation’s chief financial officer;

(c)
each of the Corporation’s three most highly compensated executive officers who were serving as executive officers at the end of the most recently completed financial year and whose total salary and bonus exceeds $150,000 per year; and

(d)
any additional individuals for whom disclosure would have been provided under (c) but for the fact that the individual was not serving as an executive officer of the Corporation at the end of the most recently completed financial year.

As at March 31, 2006, the end of the most recently completed fiscal year of the Corporation, the Corporation had three Named Executive Officers. Their names and positions held within the Corporation are set out in the summary of compensation table below.
Summary of Compensation
The following table is a summary of compensation paid to the Named Executive Officers for each of the Corporation’s three most recently completed fiscal years.

		Annual Compensation			Long Term Compensation
					Awards		Payouts
						Restricted
					Securities	Shares or
	Fiscal			Other	Under	Restricted
Name and	Year			Annual	Options	Share	LTIP	All Other
Principal Position	Ending	Salary	Bonus	Compensation	Granted	Units	Pay-Outs	Compensation
Edge Wang(1)	2006	$159,079	—	—	250,000	—	—	—
Director, President &	2005
CEO	2004

Frank (Hay Kong) Shum	2006	$146,354	—	$35,304	—	—	—	—
Former Director,	2005	$234,326	—	$1,707	—	—	—	—
President and CEO(2)	2004	$172,360	—	—	150,000	—	—	—

Trevor Sinclair(3)	2006	$18,302	—	—	—	—	—	—
Former Interim CFO	2005
	2004

Michael Perri(4)	2006	$78,206	—	—	—	—	—	—
Former CFO	2005	$19,877		$203	—

Michael Chen(5)	2006	$34,877	—	—	—	—	—	—
Former Director &	2005
Interim CFO	2004

David Matthews(6)	2006	—	—	—	100,000	—	—	—
Former CFO	2005	$88,066	—	—		—	—	—

Robert MacGregor(7)	2006	—	—	—	—	—	—	—
Former Interim CFO	2005	$66,876				—	—	—
	2004

Bruce Hay(8)	2006	—	—	—	—	—	—	—
Former Interim CFO	2005	$10,000	—	—	50,000	—	—	—
	2004

Dr. Anh Ho Ngoc(9)	2006	$287,725	—	—	35,000	—	—	—
Chief Scientific	2005	$350,960	—	—	—	—	—	—
Officer	2004	$245,700			$75,000	—	—	—

Jean Bourgouin	2006	$208,317	—	—	150,000	—	—	18,333
Former Exec VP/Chief	2005
Medical Officer	2004

(1)	Edge Wang was appointed a Director on August 12, 2005 and President & CEO on December 20, 2005.

(2)
Frank Shum was a director from April 7, 1990 to January 26, 2006, President from December 31, 1991 to August 16, 2005, CEO from September 27, 2001 to August 16, 2005. Mr. Shum’s salary is split between Canada and Hong Kong based on time spent in each location. Mr. Shum has use of a Company paid apartment in Hong Kong, China. The base rent and operating cost were HK$238,593, HK$319,127 and HK$164,602; [Cdn$35,589, Cdn$ $52,353; and Cdn$28,618] for the fiscal periods ended March 31, 2006, 2005 and 2004 respectively. As at March 31, 2005, the Corporation has accrued a long term service payment provision for Mr. Shum as required by the Hong Kong Employment Ordinance in the amount of HK$361,200 [Cdn $55,442].

(3)	Trevor Sinclair was Interim Chief Financial Officer from December 20, 2005 to April 25, 2006.

(4)	Michael Perri was Chief Financial Officer from February 2, 2005 to August 17, 2005.

(5)	Michael Chen was a Director from August 12, 2005 to December 16, 2005 and was Interim CFO from August 17, 2005 to December 16, 2005.

(6)
David Mathews was the Chief Financial Officer for the period July 9, 2004 to November 17, 2004 and September 1, 2005 to November 17, 2005. The above salary figure includes a severance payment of $43,750.

(7)	Robert MacGregor was Acting Chief Financial Officer for the period September 29, 2004 to February 2, 2005.

(8)
Bruce Hay, was a Director from September 27, 2001 to August 12, 2005 and Chief Financial Officer from February 12, 2004 to July 9, 2004. In addition to Mr. Hay‘s Director fees, an amount of $10,000 was paid to Bruce Hay Ltd. for services rendered as interim CFO for this period. Mr Hay also received 50,000 options for acting as interim CFO. The 2003 & 2004 options were received for Directors services provided in the applicable periods.

(9)	Dr. Anh Ho Nogoc was a consultant to the Corporation for the above periods. Figures represent amounts billed for services rendered during the applicable periods excluding GST & QST refundable taxes.
Long-Term Incentive Plans — Awards in Most Recently Completed Fiscal Year
The Corporation has no long-term incentive plans in place and therefore there were no awards made under any long-term incentive plan to the Named Executive Officers during the Corporation’s most recently completed fiscal year. A “Long-Term Incentive Plan” is a plan under which awards are made based on performance over a period longer than one fiscal year, other than a plan for options, SARs (stock appreciation rights) or restricted share compensation.
Options/SARs Granted During the Most Recently Completed Fiscal Year
During the most recently completed fiscal year, no incentive stock options were granted to the Named Executive Officers. No SARs (stock appreciation rights) were granted during this period.
Aggregated Option/SAR Exercises During the Most Recently Completed Fiscal Year and Fiscal Year End Option/SAR Values
The following table sets out incentive stock options exercised by the Named Executive Officers, during the most recently completed fiscal year as well as the fiscal year end value of stock options held by the Named Executive Officers. During this period, no outstanding SARs were held by the Named Executive Officers.

Value of Unexercised
	Securities		Unexercised Options at	In-the-Money Options at
	Acquired on	Aggregate	Fiscal Year-End	Fiscal Year-End ($)
	Exercise	Value	Exercisable/Unexercisable	Exercisable /
Name	(#)	Realized ($)(1)	(#)	Unexercisable(2)
Edge Wang	Nil	N/A	50,000/200,000	Nil/Nil
Director, President and CEO
Michael Perri	Nil	N/A	Nil/Nil	Nil/Nil
CFO
Frank (Hay Kong) Shum	Nil	N/A	390,000/Nil	Nil/Nil
Director, President and CEO
Dr. Anh Ho Ngoc	20,000	23,000	166,944/33,056	Nil/Nil
Chief Scientific Officer

(1)	Based on the difference between the option exercise price and the closing market price of the Corporation’s shares, on the date of exercise.

(2)
In-the-Money Options are those where the market value of the underlying securities as at the most recent fiscal year end exceeds the option exercise price. The closing market price of the Corporation’s shares as at March 31, 2006 was $0.39.

Termination of Employment, Change in Responsibilities and Employment Contracts
There are no employment contracts between either the Corporation or its subsidiaries and the Named Executive Officers except for Dr. Edge Wang.
Neither the Corporation nor any of its subsidiaries have any plan or arrangement with respect to compensation to its Named Executive Officers which would result from the resignation, retirement or any other termination of the Named Executive Officers’ employment with the Corporation and its subsidiaries or from a change of control of the Corporation or any subsidiary of the Corporation or a change in the Named Executive Officers’ responsibilities following a change in control, where in respect of a Named Executive Officers the value of such compensation exceeds $100,000 other than for Edge Wang where upon termination with out cause by the Corporation he is entitled to his base salary and bonus for an eighteen month period. The current base salary is $300,000 annually with a bonus up to 50% of his base salary.
Composition of Compensation and Nominating Committee
The Committee, in consultation with the President and CEO of the Corporation, reviews and recommends to the Board of Directors of the Corporation (the “Board”) for approval all matters relating to compensation of executives of the Corporation. The members of the Committee are Peter Stafford, Dr. Benjamin Chen and Michael (Guang) Luan.
Report on Executive Compensation
The Committee is responsible for making recommendations to the Board regarding the compensation to be paid to each of the executive officers of the Corporation. In addition, the Committee makes recommendations regarding compensation programs and policies and the granting of options under the Corporation’s incentive stock option plan.
The Corporation’s compensation package for its executive officers consists of base salary, bonuses and the granting of stock options under its incentive stock option plan.
Base Salary
Base salaries are established by comparison to competitive salary levels of other biotechnology companies of comparable size and complexity. Base salaries are affected by factors particular to the individual, such as experience and level of responsibility.
Bonuses
Bonuses of cash are used to reward executive officers for achievement of objectives during a fiscal year. The performance of the particular executive as well as the Corporation is considered in determining whether a bonus will be paid and the amount of such bonus.
Stock Options
The Corporation utilizes grants of stock options under its incentive stock option plan as the long-term incentive portion of its overall compensation package for its executive officers.
President and CEO’s Compensation
The compensation of the CEO is determined in accordance with the considerations described above for the compensation of the Corporation’s executive officers.

Submitted by the Compensation and Nominating Committee:
Michael (Guang) Luan (Chair), Peter Stafford and Dr. Benjamin Chen
Performance of Common Shares
The Corporation’s Common Shares trade on The Toronto Stock Exchange (the “TSX”) under the symbol “WXI”. Assuming an initial investment of $100 on March 31, 2001, the following graph illustrates the cumulative total shareholder return on the Corporation’s Common Shares relative to the cumulative total return on the S&P/TSX Composite Index (formerly TSX300 Composite Index) for the period of March 31, 2002 to March 31, 2006.
Cumulative Value of $100 Investment Assuming
Reinvestment of Dividends
The following numeric values were used to generate the Share Price Performance Graph

	March 31, 2001	March 31, 2002	March 31, 2003	March 31, 2004	March 31, 2005	March 31, 2006
WEX	$100	$135.56	$115.56	$301.11	$150.00	$21.39
S&P/TSX Index	$100	$104.88	$86.41	$119.02	$135.60	$174.16

COMPENSATION OF DIRECTORS
Compensation for the Named Executive Officers has already been disclosed above. In addition, during the fiscal year ended March 31, 2006, the Corporation agreed to pay each member of the Board, excluding members of the Board who are officers of the Corporation, an annual fee of $10,000.00 plus an attendance fee of $1,000 per Board meeting present in person or $750.00 present by phone. The Corporation also agreed to pay each member of the Board an attendance fee of $500.00 per committee meeting present in person or $250.00 present by phone.
The Corporation has no standard arrangement pursuant to which directors are compensated by the Corporation for their services in their capacity as directors except for the granting from time to time of incentive stock options in accordance with the policies of the TSX. 468,333 stock options were granted to directors during the most recently completed financial year.
SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS
As of March 31, 2006, the end of the Corporation’s most recently completed financial year, the following Common Shares of the Corporation were authorized for issuance under compensation plans:

	Number of securities to be	Weighted-average exercise	Number of securities
	issued upon exercise of	price of outstanding	remaining available for
	outstanding options,	options, warrants and	future issuance under
Plan Category	warrants and rights	rights	equity compensation plans

Equity compensation plans approved by security holders — Stock Options	3,198,946	$2.71	3,027,488

Equity compensation plans not approved by security holders	—	—	—

Total	3,198,946		3,027,488
MANAGEMENT CONTRACTS
Management functions of the Corporation are substantially performed by directors or senior officers of the Corporation and not, to any substantial degree, by any other person with whom the Corporation has contracted except for the function of the Chief Scientific Officer which has been performed by Dr. Anh Ho Ngoc since 2000. (see above compensation table for Named Executive Officers for compensation paid and options granted to Dr. Anh Ho Ngoc for the past three years).
INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS
Except as disclosed herein, since the commencement of the last completed fiscal year, no insider of the Corporation, nominee for director, or any associate or affiliate of an insider or nominee, had any material interest, direct or indirect, in any transaction or any proposed transaction which has materially affected or would materially affect the Corporation or any of its subsidiaries.
INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON
Except as disclosed herein, no Person has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in matters to be acted upon at the Meeting. For the purpose of this paragraph, “Person” shall include each person: (a) who has been a director, senior officer or insider of the Corporation at any time since the commencement of the Corporation’s last fiscal year; (b) who is a proposed nominee for election as a director of the Corporation; or (c) who is an associate or affiliate of a person included in subparagraphs (a) or (b).

NUMBER OF DIRECTORS
Management of the Corporation is seeking shareholder approval of an ordinary resolution determining the number of directors of the Corporation at six for the ensuing year.
ELECTION OF DIRECTORS
The term of office of each of the present directors expires at the Meeting. The persons named below will be presented for election at the Meeting as management’s nominees. Management does not contemplate that any of these nominees will be unable to serve as a director. Each director elected will hold office until the next annual general meeting of the Corporation or until his or her successor is elected or appointed, unless his or her office is earlier vacated in accordance with the Articles and Bylaws of the Corporation or with the provisions of the Canada Business Corporations Act (the “CBCA”).
The following table sets out the names of the nominees for election as directors, the province or state and country in which each is ordinarily resident, all offices of the Corporation now held by each of them, their principal occupations, the period of time for which each has been a director of the Corporation and the number of Common Shares of the Corporation or any of its subsidiaries beneficially owned by each, directly or indirectly, or over which control or direction is exercised, as at the date hereof.

Common
Name, Occupation(1), Present Position(s) with the Corporation(2),	Date(s) Served	Shares
Resident Province or State and Country(3)	as a Director	Held
Guang (Michael) Luan(5)(6)	Since April 18, 2005	2,644,800
Businessman Chairman and a Director of the Corporation Beijing, China

Edge R. Wang	Since Aug. 12, 2005	Nil
President, Chief Executive Officer and a Director of the Corporation California, USA

Peter H. Stafford(5)	Since Sept. 27, 2001	Nil
Associate, Fasken Martineau DuMoulin LLP, Legal Consultants Director of the Corporation British Columbia, Canada

Simon Anderson(4)	Since Dec. 16, 2005	Nil
Director of the Corporation British Columbia, Canada

Arlyn J. Miller	Since Jan. 26, 2006	3,023,900
Director of the Corporation Colorado, USA

Tom Du		Nil
Chief Consultant, Humphries Industries Ltd Nominee Washington, DC, USA

(1)	Unless otherwise stated above, any nominees named above not elected at the last annual general meeting have held the principal occupation or employment indicated for at least five years.

(2)	For the purposes of disclosing positions held in the Corporation, “Corporation” includes the Corporation and any parent or subsidiary thereof.

(3)
The information as to province or state and country of residence, principal occupation and number of shares beneficially owned by the nominees (directly or indirectly or over which control or direction is exercised) is not within the knowledge of the management of the Corporation and has been furnished by the respective nominees.

(4)	Members of the Corporation’s Audit Committee.

(5)	Members of the Corporation’s Compensation and Nominating Committee.

(6)	Members of the Corporate Governance Committee.
The following are brief biographies of Management’s proposed nominee directors:
Dr. Edge Wang, President/Chief Executive Officer and Director — President and Chief Executive Officer of the Corporation; was elected as a member of the Board of Directors in August, 2005 and became the Interim CEO shortly afterwards. Dr. Wang has served as Co-CEO of Oligos Etc., Inc. and was a Partner at Global Financial Group focusing on private equity fund raising and investment consulting. Dr. Wang has extensive experience both in Silicon Valley and China. As the founder and president/CEO of Yangling SWAN Biosciences Company, Ltd, he concentrated on technology transfer and development successfully. He has more than 10 years of experience in biotech R&D and management in Silicon Valley working with such firms as Affymax and Perkin- Elmer. In 2002, in addition to his entrepreneurial activities in China, he served as the Resident Country Director in China for Mercy Corps to raise and to manage fund for microfinance projects, working closely with people from government, corporations, investment, and individual entrepreneurs. He serves as the current president of the Society of Chinese Bioscientists in America-Northern California, and Board Director of China Center for Small & Medium-Sized Business Development at Beijing University. He holds a B.S. and M.S. from Jilin University, a Ph.D. from the University of Missouri-Columbia, post-doctoral training at University of Wisconsin, and an M.B.A. from Northwestern Polytechnic University.
Guang (Michael) Luan, Director and Chairman of the Board — Mr. Luan has been involved in numerous successful real estate developments and is an investor and the co-coordinator of a syndicated US$50 million bond fund in the United States. Up until May 2005 Mr. Luan was the Chairman and CEO of Beijing Fushuntai Investment Management Co. Ltd., a private investment company that makes strategic investments in various international ventures and has been a director of several public companies over the past 10 years. Mr. Luan is a significant shareholder of the Company and brings to the Board his extensive business experience and commitment to achieve WEX’s strategic plan to commercialize its products in the most expeditious manner.
Peter H. Stafford, Director — Associate Counsel — Fasken Martineau DuMoulin LLP, Barristers and Solicitors, Mr. Stafford joined one of the predecessor firms of Fasken Martineau in 1966 and was a senior partner and former Chair of the Business Law department of the firm’s Vancouver office. During 1985-86 Mr Stafford was Vice- President and General Counsel of the Bank of British Columbia, and from 1987-89 was Vice-President and Chief Counsel of Kaiser Resources Ltd. a finance and investment company. He rejoined Fasken Martineau as a partner in 1989. From November 2003 until his retirement in February 2006 Mr Stafford was based in the Johannesburg office of Fasken Martineau. He is now a part-time consultant to the firm. Mr Stafford’s experience is in the areas of corporate and securities law, including mergers and acquisitions, and he has lectured and presented papers on corporate, banking and securities law for a number of professional organizations.
Simon Anderson, Director — Chartered accountant with over 19 years experience in the financial markets. Mr. Anderson brings extensive expertise to WEX in the areas of corporate finance, financial consulting, mergers and acquisitions and securities markets valuation. For the last eight years, Mr. Anderson has been Vice-President of MCSI Consulting Services Inc., a company that provides consulting expertise in the areas of regulatory compliance, exchange listings, securities valuation and financial operations. Previously, he was with BDO Dunwoody Chartered Accountants and Consultants, and with Collins, Barrow Chartered Accountants. Currently, Mr. Anderson is also a board member and/or chief financial officer for a number of publicly traded companies trading on the TSX, TSX-V and AMEX exchanges.

Arlyn J. Miller, Director — Joined Hamilton Brothers Oil Company in 1965 after being associated with Peat Marwick Mitchell & Co. in Denver from 1962-1965. Prior to 1991 he was Executive Vice President, Chief Financial Officer and Treasurer of Hamilton Oil Corporation. From 1991 to 1995 he was Senior Vice President and Treasurer of Hamilton Oil Company Inc., an indirect wholly owned subsidiary of The Broken Hill Proprietary Company Limited. Mr. Miller has been associated with The Hamilton Companies LLC, a private company that specializes in co-ventures which build up long-term value, since January 1995. Mr. Miller was also a Director of Tejas Gas Corporation in Houston, Texas, Lutheran Medical Center and Lutheran Medical Center Foundation in Wheat Ridge, Colorado and Exempla Healthcare in Denver, Colorado. He graduated from the University of Iowa in 1962 with a BBA degree.
Dr. Tom Du, Nominee Director — Chief Consultant, Humphries Industries Ltd.. Dr. Du has extensive experience in drug development and held product development responsibility in various therapeutic areas including oncology, pulmonary/allergy, rheumatology, inflammatory and lipid-lowering indications. He has been working as either project leader or project team member to help various American, European and Asian drug makers to develop their products in the United States and Asia. Dr. Du has worked as a consultant for American financial industry to evaluate product/business potentials of small pharmaceutical companies. Prior to joining Humphries, he worked as Senior Director, Clinical and Regulatory Affairs, Hutchison Medipharma — a Hutchison Whampoa Company. Dr. Tom Du is a physician and also a scientist. He graduated from Tianjin Medical University (TMU). He got his trainings of internal medicine in TMU and pathology in McGill University. Before joining the US Food and Drug Administration (FDA) as a reviewing officer in 1994, he had two years fellowship training in Harvard University. When he worked in the FDA, Dr. Du reviewed more than one hundred INDs and NDAs. Since he resigned from the FDA in 2000, he held several important positions in pharmaceutical industry. He was Acting Managing Director, China operation, and then worked as Senior Director, Global Regulatory Affairs at Ingenix Pharmaceutical Services — a United Health Group Company.
INDEBTEDNESS OF DIRECTORS, EXECUTIVE AND SENIOR OFFICERS
During the last completed fiscal year, no director, executive officer, senior officer or nominee for director of the Corporation or any of their associates has been indebted to the Corporation or any of its subsidiaries, nor has any of these individuals been indebted to another entity which indebtedness is the subject of a guarantee, support in agreement, letter of credit or other similar arrangement or understanding provided by the Corporation or any of its subsidiaries.
DIRECTORS’ AND OFFICERS’ LIABILITY INSURANCE
The Corporation maintains directors’ and officers’ liability insurance in the aggregate amount of US$5 million subject to a deductible in respect of corporate reimbursement of US$75,000 for each loss related to securities claims or US$50,000 for non-securities related claims.
In the year ended March 31, 2006, the aggregate premium paid in respect of such insurance was US$77,175. The policy does not specify that any part of the premium is paid in respect of either directors as a group or officers as a group.
CORPORATE GOVERNANCE
Effective June 30, 2005, National Instrument 58-101 Disclosure of Corporate Governance Practices (“NI 58-101”) and National Policy 58-201 Corporate Governance Guidelines (“NP 58-201”) were adopted in each of the provinces and territories of Canada and by The Canadian Securities Administrators (the “CSA”). NI 58-101 requires issuers to disclose the corporate governance practices that they have adopted. NP 58-201 provides guidance on corporate governance practices.

The directors and management of the Corporation believe that sound corporate governance practices are essential to the performance of the Corporation. To this end, governance practices and policies have been developed by the Corporation and are reviewed regularly as to their appropriateness. The following sets out the Corporation’s approach to corporate governance and addresses the Corporation’s compliance with NI 58-101.
Board of Directors
The Board is elected by the shareholders and oversees the conduct of the business and affairs of the Corporation, supervises its management and uses reasonable efforts to ensure that all major issues affecting the Corporation are given appropriate consideration. In fulfilling its responsibilities, the Board delegates to management the authority to manage the Corporation’s day-to-day business, while reserving the ability to review management decisions. The Board discharges its responsibilities directly, through its Committees and through management.
The directors are kept informed of the Corporation’s operations at meetings of the Board and its Committees and through reports and discussions with management. In addition to its primary roles of overseeing corporate performance and providing quality, depth and continuity of management to meet the Corporation’s strategic objectives, the Board, among other things:
•	approves business, strategic, financial and succession plans and monitors the implementation of such plans;

•	approves financial communications to shareholders;

•	oversees the Corporation’s financial reporting and disclosure;

•	appoints officers and reviews their performance at least annually;

•
approves items such as dividend payments, the issue, purchase and redemption of securities, acquisition and disposition of capital assets, short and long term objectives and human resource and other plans, Executive Officer compensation and employee benefits, including profit sharing and incentive award plans; and

•	approves changes in the Bylaws of the Corporation and submits them to shareholders for approval.
In order to carry out its responsibilities, the Board meets on a regularly scheduled basis and otherwise as required by circumstances and on each such occasion, meets for a portion of the time without management present. During 2005, the Board met 25 times.
The Chairman of the Board is responsible for facilitating effective performance of the Board, including, among other things, settling the agenda for each Board meeting, ensuring that directors are kept informed of appropriate corporate matters, chairing the meetings and acting as a key liaison between the Board and senior management.

The Board is currently comprised of nine directors. The independent status of each individual director is reviewed annually by the Board. The Board considers a director to be independent if he has no direct or indirect material relationship with the Corporation which in the view of the Board of Directors could reasonably be perceived to materially interfere with the exercise of the director’s independent judgment. The Board has determined that eight (8) of the directors are independent as set out below:

Name	Independence

Michael (Guang) Luan	Independent
Edge Wang	Not Independent
Peter H. Stafford	Independent
Pierre Lapalme	Independent
Howard Cohen	Independent
Simon Anderson	Independent
Benjamin Chen	Independent
Pierre Cantin	Independent
Arlyn J. Miller	Independent
The majority of the directors are independent. The Board examines its size annually to determine whether the number of directors is appropriate. The Board believes that the composition of the Board fairly represents the interests of Shareholders.
The independent directors hold regularly scheduled meetings at which members of management are not in attendance.
The Board believes that all directors should attend all meetings of the Board and all meetings of each committee of which a director is a member. The following table summarizes directors’ attendance at Board meetings from April 1, 2005 to March 31, 2006:

Name	Board Meetings Attended

Michael (Guang) Luan	25 out of 25
Edge Wang	17 out of 17
Peter H. Stafford	21 out of 25
Pierre Lapalme	25 out of 25
Howard Cohen	7 out of 7
Simon Anderson	4 out of 5
Benjamin Chen	3 out of 3
Pierre Cantin	2 out of 3
Arlyn J. Miller	3 out of 3
Directorships
The following table provides information about directors of the Corporation who are also directors of other publicly-traded companies.

Names, trading symbols and headquarters of other publicly-traded
Name	companies	Position
Pierre Lapalme	Bioxel, Québec, Canada TSX Venture-BIP	Director
	Sciele Pharma Inc., Georgia, USA, NASDAQ_SCRX	Director
	Biomarin Pharmaceuticals, California, USA, NASDAQ-BMRN	Director

Simon Anderson	Sinovac Biotech Ltd, Beijing, China, AMEX-SVA	Director

Tom Du	Global Pharmatech Inc., China, NASDAQ — GBLP	Director

Board Mandate
The Board currently carries out its mandate directly or through its committees described below and the CEO. The Mandate for the Board is attached to this Information Circular as Schedule A.
Board members and management will participate in an annual strategic planning review process. Any revisions to the plan will be approved by the Board. Implementation of the strategic plan will be the responsibility of management. The Board will systematically review opportunities by weighing them against the business risks and actively managing these risks. The Board will provide leadership but will not become involved in day-to-day matters. Management will report to the Board on a regular basis on the Corporation’s progress in achieving these strategic objectives.
Position Descriptions
The Board has not developed written position descriptions for the chair and the chair of each board committee or the CEO. The Board will consider developing position descriptions after the Meeting. Until written position descriptions are developed, the CEO and the Board agree that, in general terms, the CEO is responsible for day-to- day operational management and Board approval is required for any significant other matters.
Orientation and Continuing Education
The Board has an informal process for the orientation of new Board members regarding the role of the board, its committees and its directors and the nature of operation of the business. New directors meet with senior management and incumbent directors.
Directors are made aware of their responsibility to keep themselves up to date with best director and corporate governance practices and are encouraged and funded to attend seminars that will increase their own and the Board’s effectiveness.
Ethical Business Conduct Skills and Knowledge
The Board has adopted a written code of conduct for the Corporation’s directors, officers and employees, which is available on our website.
The Board requires that directors provide disclosure to it of all boards and committees of which they are members, and all offices held, at other reporting issuers. The Board also requires conflicts of interest to be disclosed to the Corporation’s Corporate Governance Committee. In the event that conflicts of interest arise, a director who has such a conflict is required to disclose the conflict and (except in limited circumstances) to abstain from voting for or against the approval of the matter. In addition, in considering transactions and agreements in respect of which a director has a material interest, the Board will require that the interested person absent themselves from portions of Board or committee meetings so as to allow independent discussion of points in issue and the exercise of independent judgment. In appropriate cases, the Corporation may also establish a special committee of independent directors to review a matter in which directors or management may have a conflict.
Nomination of Directors
With advice and input from the Compensation and Nominating Committee, the Board, in identifying new candidates for board nomination, will:
(a)	consider what competencies and skills the board, as a whole, should process;

(b)	assess what competencies and skills each existing director possesses; and

(c)	consider the appropriate size of the board, with a view to facilitating effective decision-making.

The nomination of directors is undertaken by the Compensation and Nominating Committee, a committee composed entirely of independent directors. The Committee reviews the composition of the Board annually, assesses the effectiveness of the board annually, identifies new candidates for nomination as directors to the Board and makes recommendations to the Board for nominees for election as directors. In that regard, the Compensation and Nominating Committee considers the competencies and skills each new nominee will bring to the Corporation and whether or not each new nominee can devote sufficient time and resources to his or her duties as a board member.
Other Board Committees
Compensation and Nominating Committee
The Compensation Committee assists the board of directors in fulfilling its oversight responsibilities relating to compensation. The Committee’s role includes establishing a remuneration and benefits plan for directors, executives and other key employees and reviewing the adequacy and form of compensation of directors and senior management. The Committee oversees the development and implementation of compensation programs in order to support the Corporation’s business objectives and attract and retain key executives. The Committee also reviews and makes recommendations to the Corporation’s board of directors regarding the Corporation’s incentive compensation equity-based plans. In addition, the Committee is responsible for identifying and recommending candidates qualified to become directors and board committee members (see “Nomination of Directors” above) and to ensure that an effective Chief Executive Officer succession plan is in place. The current members of the Compensation and Nominating Committee are Michael (Guang) Luan (Chairman), Benjamin Chen and Peter Stafford.
The Charter for the Compensation and Nominating Committee is attached to this Information Circular as Schedule B.
Corporate Governance Committee
The Corporate Governance Committee assists the board of directors in fulfilling its oversight responsibilities relating to the governance of the Corporation and its relationship with senior management. The committee’s role includes developing and monitoring the effectiveness of the Corporation’s system of corporate governance, assessing the effectiveness of individual directors, the board of directors and various board committees, and is responsible for appropriate corporate governance and proper delineation of the roles, duties and responsibilities of management, the board of directors and its committees. The Committee is responsible for recommending to the board a set of corporate governance principles and reviewing those principles at least once a year. The Committee oversees the Corporation’s investor relations and public relations activities. The members of the Corporate Governance Committee are Michael (Guang) Luan (Chairman), Howard Cohen and Pierre Lapalme.
The Charter for the Corporate Governance Committee is attached to this Information Circular as Schedule C.
Audit Committee
The Audit Committee assists the board of directors in fulfilling its responsibilities for oversight of financial and accounting matters. In addition to recommending the auditors to be nominated and reviewing the compensation of the auditors, the committee is responsible for overseeing the work of the auditors, and pre-approving non-audit services. The committee also reviews the Corporation’s annual and interim financial statements and releases containing information taken from the Corporation’s financial statements prior to their release. The Committee is responsible for reviewing the acceptability and quality of the Corporation’s financial reporting and accounting standards and principles and any proposed material changes to them or their application. The current members of the Audit Committee are Simon Anderson (Chairman), Benjamin Chen, and Pierre Cantin, who are all independent directors.
The Audit Committee has a published mandate, which is attached to the Corporation’s Annual Information Form filed with Canadian securities regulators via SEDAR.

Assessments
The Corporate Governance Committee is responsible for overseeing the evaluation of the contribution of individual directors.
PARTICULARS OF MATTERS TO BE ACTED UPON
Royalty Trust
The Corporation has again been requested by Mr. Arlyn J. Miller, a director and major shareholder, to put to shareholders a proposal (the “Shareholder Proposal”) to create a Royalty Trust for the benefit of shareholders holding shares at a time when a party has made an unsolicited bid for 20% or more of the Corporation’s shares.
The Shareholder Proposal, in substantially the same form as a proposal first put forward at the annual meeting of shareholders on August 12, 2005 (“August 2005 Meeting”) and again at the special meeting held on January 26, 2006 (“January 2006 Meeting”) is essentially another defensive tactic against an “Unfriendly Take-over Bid”, defined as a bid for 20% or more of the outstanding shares that is not approved by the Board of Directors and, therefore, in the view of the Board, not one that is in the interests of shareholders or designed to maximize shareholder value. Recognizing that current Canadian policy is to the effect that “the primary objective of the take- over provisions of Canadian securities legislation is the protection of the bona fide interests of the shareholders of the target corporation”, the Shareholder Proposal provides that the Royalty Trust does not become effective until ratified by a majority vote of shareholders to be called and held following the making of an Unfriendly Take-over Bid.
The Royalty Trust would provide for a payment from the Corporation directly to the Royalty Trust of a set percentage of the revenues received by the Corporation over a certain period of time. All shareholders, as at the critical point in time, would be issued units in the Royalty Trust proportionate to the number of shares each person or entity holds in the Corporation at that time. The distribution of such units will be done in compliance with all applicable securities laws.
Any such creation of a Royalty Trust would be subject to receipt of all required regulatory approvals, including that of TSX and any such TSX consent, if given, may include, but may not necessarily be limited to, the following conditions: (i) the approval of the shareholders of the Corporation prior to the effective time of the creation of the Royalty Trust. For greater certainty, any approval of the creation of the Royalty Trust given at the shareholders’ meeting to which this management information circular applies will not be recognized by TSX as having satisfied any shareholder approval requirement TSX may require at the time the Royalty Trust is to be created; (ii) the Corporation must meet all of the continued listing requirements of TSX as a result of the creation of the Royalty Trust; and (iii) the units of the Royalty Trust must be freely tradable in all jurisdictions in Canada.
Accordingly, the approval by shareholders is requested of an ordinary resolution authorizing the Board, at the appropriate time, to pass a resolution providing for the setting up of a Royalty Trust. The terms and conditions of the Royalty Trust Agreement which, subject to such changes as counsel to the Corporation may reasonably request, the shareholders will be asked to approve are set forth in a draft Royalty Trust Agreement, a copy of which may be obtained from the offices of the Corporation at 1601-700 West Pender Street, Vancouver, BC or by email at wex@wexpharma.com, Attention: Dr. Edge Wang, Chief Executive Officer. An ordinary resolution is a resolution passed by a majority of more than 50% of the votes cast, either in person or by proxy, at the meeting.
At the August 2005 Meeting, on the basis of the information provided, the directors considered that the Shareholder Proposal was not in the interests of shareholders and recommended against it. At the requisitioned meeting, the Shareholder Proposal was again put forward but, in the context of the likely restructuring of the Board of Directors, the Board felt unable to make a recommendation.

Although the Corporation now has in place a conventional shareholders’ rights plan, there is no recorded instance in Canada of a plan being permitted by Canadian securities regulators to be implemented. The Board believes that the fact that it will have no role other than to convene a special meeting of shareholders for the purpose of considering whether the Royalty Trust should be ratified and the fact that the period of time to call and hold a special meeting would generally be longer than the period permitted by securities regulators to elapse before prohibiting a conventional shareholders’ rights plan from proceeding will, in most circumstances, work in favour of the interests of shareholders.
The Corporation recognizes that the creation of a Royalty Trust and the distribution of units thereof to shareholders of the Corporation is a complex transaction that will result in the creation of a new reporting issuer. The transaction will be expensive and time-consuming to complete. If and when shareholders are asked to consider ratifying the Royalty Trust, detailed information, as required by prevailing securities laws, will be provided concerning such matters as the procedures and the costs involved in distribution of the units, the possibility of obtaining a listing for the trust units and the tax consequences of receiving trust distributions, in order that the shareholders may consider such matters in the context of the alternative presented by the Unfriendly Take-over Bid which will have been made.
Being satisfied that the shareholders should be entitled to make an election in these circumstances, the Board has withdrawn its opposition to the Shareholder Proposal and recommends that shareholders vote in favour of the Shareholder Proposal.
Warrant Exercise Price Reduction
The Corporation is proposing amendments to the terms of its 3,838,788 previously issued share purchase warrants (the “Warrants”). The amendments include an extension of the terms of those outstanding Warrants that are set to expire prior to September 29, 2006 until September 29, 2006 (the “Warrant Term Extension”). No extension to the terms of Warrants expiring after that date is proposed. The Corporation is also proposing to amend the exercise price of the Warrants so that all outstanding Warrants will be exercisable at a price of $0.35. The proposal contemplates that after September 29, 2006, the exercise prices of those Warrants that remain outstanding will revert back to their original exercise prices until their expiry. The Corporation believes that these amendments are in the best interests of the Corporation, as they will increase the likelihood that the Warrants will be exercised.

			Proposed Exercise
		Current	Price (up to and
		Exercise	including
Date Issued	# of Warrants	Price	Sept. 29/06)	Current Expiry Date	Proposed Expiry Date
August 5, 2003	90,725	$2.04	$0.35	August 5, 2006	September 29, 2006
August 15, 2003	92,650	$2.11	$0.35	August 15, 2006	September 29, 2006
September 5, 2003	225,000	$2.40	$0.35	September 5, 2006	September 29, 2006
September 12, 2003	171,786	$2.46	$0.35	September 12, 2006	September 29, 2006
October 29, 2003	2,258,627	$3.00	$0.35 (will revert to	October 29, 2006	To remain the same
			$3.00 after Sept. 29)
December 30, 2003	400,000	$6.65	$0.35 (will revert to	December 30, 2006	To remain the same
			$6.65 after Sept. 29)
January 30, 2004	600,000	$6.65	$0.35 (will revert to	January 30, 2007	To remain the same
			$6.65 after Sept. 29)
Total	3,838,788

Mr. Guang Luan was appointed Director and Chairman of the Corporation in April, 2005. Mr. Guang Luan owns 1,653,770 of the Warrants issued on October 29, 2003 and 375,000 of the Warrants issued on January 30, 2004. Since Mr. Guang Luan is an insider of the Corporation, in order to comply with the rules of the TSX, shareholders are being asked to approve the amendments to Mr. Guang Luan’s Warrants discussed above. However, the Corporation does not propose to make any of the amendments to any of the outstanding Warrants, regardless of whether they are held by non-insiders, unless shareholder approval is obtained.
The resolution amending the terms of the Warrants must be approved by an ordinary resolution of disinterested shareholders. For the purposes of this section, “disinterested shareholders” shall mean those shareholders other than:
(a)	insiders to whom Common Shares may be issued pursuant to the Warrants; and

(b)	associates of persons referred to in (a) above.
To the best of the knowledge of the Corporation, the votes attached to 2,644,800 Common Shares will not be counted for the purpose of determining whether the required level of shareholder approval has been obtained for the ordinary resolution reducing the exercise price of the share purchase warrants. These 2,644,800 Common Shares are directly and indirectly held by Mr. Guang Luan.
Accordingly, the Corporation will request its disinterested shareholders to pass an ordinary resolution in the following terms:
“BE IT RESOLVED AS AN ORDINARY RESOLUTION THAT the exercise prices and terms, as applicable, of the outstanding share purchase warrants of the Corporation, including those held by insiders of the Corporation, be and are hereby amended as set out in the Management Information Circular for the 2006 Annual and Special Meeting of Shareholders.”
The directors of the Corporation believe the passing of the ordinary resolution is in the best interests of the Corporation and recommend that shareholders vote in favour of the resolution.
Any ordinary resolution requires the approval of a simple majority of the votes cast by those shareholders of the Corporation who, being entitled to do so, vote in person or by proxy at a general meeting of the Corporation.
APPOINTMENT AND REMUNERATION OF AUDITOR
Shareholders will be asked to approve the appointment of Manning Elliott, Chartered Accountants, as the auditor of the Corporation to hold office until the next annual general meeting of the shareholders and to authorize the directors of the Corporation to fix the remuneration payable to the auditors. The auditor was first appointed June 23, 2006.
OTHER BUSINESS
Management is not aware of any matters to come before the Meeting other than those set forth in the Notice of Meeting. If any other matter properly comes before the Meeting, it is the intention of the persons named in the Proxy to vote the shares represented thereby in accordance with their best judgment on such matter.
ADDITIONAL INFORMATION
Additional information relating to the Corporation is available at www.sedar.com. In addition, shareholders may contact the Corporation in writing at 1601-700 West Pender Street, Vancouver, BC V6C 1G8, Attention: Helen Chai or by email at wex@wexpharma.com to request copies of the Corporation’s financial statements and management discussion and analysis.
Financial information regarding the Corporation is provided in the Corporation’s financial statements for the year ended March 31, 2006 and the related management discussion and analysis.

APPROVAL
The contents and sending of this Information Circular have been approved by the directors of the Corporation.

ON BEHALF OF THE BOARD OF DIRECTORS

“Edge Wang”

Edge Wang
President and Chief Executive Officer

Schedule A
Mandate for the Board of Directors

MANDATE
OF
THE BOARD OF DIRECTORS

OF
WEX PHARMACEUTICALS INC.
As Adopted by the Board of
Directors on April 28, 2006

WEX PHARMACEUTICALS INC.
(the “Company”)
BOARD OF DIRECTORS
MANDATE
1. ROLE AND RESPONSIBILITIES
1.1 The Board of Directors (the “Board”) is responsible for the stewardship of the Company. This requires the Board to oversee the conduct of the business and supervise management, which is responsible for the day-to-day conduct of the business.
1.2 The Board is responsible for the adoption of a strategic planning process and the approval and review, at least annually in an all-day in person strategy session to review the Company’s strategic business plan proposed by management, including a statement of the vision, mission and values, and to adopt such a plan with such changes as the Board deems appropriate. The plan and discussion which takes into account, among other things, the opportunities and risks of the business must be presented to the Board no later than 4 months prior to the fiscal year end as to provide enough time for management to resubmit and review the plan and incorporate a budget that takes into account the strategic objectives of the Company.
1.3 The Board shall review and measure corporate performance against strategic plans, senior management objectives, financial plans and quarterly budgets.
1.4 The Board is responsible for the identification of the principal risks of the Company’s business and overseeing the implementation of appropriate systems to manage these risks.
1.5 The Board is responsible for succession planning, including appointing, training and monitoring senior management and, in particular, the CEO.
1.6 The Board is responsible for satisfying itself as to the integrity of the CEO and other senior officers and that the CEO and the other senior officers create a culture of integrity throughout the Company.
1.7 The Board is responsible for the Company’s communication policies, which:
(a)	address how the Company interacts with analysts, investors, other key stakeholders and the public,

(b)	contain measures for the Company to comply with its continuous and timely disclosure obligations and to avoid selective disclosure, and

(c)	are reviewed at least annually.
1.8 The Board is responsible for the integrity of the Company’s internal control and management information systems.

1.9 The Board is responsible for acting in accordance with all applicable laws, the Company’s bylaws and the Company’s Director, Officer and Employee Code of Business Conduct and Ethics.
1.10 The Board and each individual director is responsible for acting in accordance with the obligations imposed by the Canada Business Corporations Act. In exercising their powers and discharging their duties, each director shall:
(a)	act honestly and in good faith with a view to the best interests of the Company;

(b)	exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances;

(c)	exercise independent judgement regardless of the existence of relationships or interests which could interfere with the exercise of independent judgement; and

(d)
(i) disclose to the Company, in writing or by having it entered in the minutes of meetings of directors, the nature and extent of any interest that the director has in a material contract or material transaction, whether made or proposed, with the Company if the director is a party to the contract or transaction, is a director or officer, or an individual acting in a similar capacity, of a party to the contract or transaction, or, has a material interest in a party to the contract or transaction; and

(ii) such director shall refrain from voting on any resolution to approve such contract or transaction unless it relates to the directors’ remuneration in that capacity, is for the directors’ indemnity or insurance or is a contract or transaction with an affiliate.

(e)	Demonstrate a willingness to listen as well as to communicate their opinions, openly and in a respectful manner.
1.11 The Board has the authority to appoint a managing director or to establish committees and appoint directors to act as managing director or to be members of these committees. The Board may not delegate to such managing director or committees the power to:
(a)	submit to the shareholders any question or matter requiring the approval of the shareholders;

(b)	fill a vacancy among the directors or in the office of auditor, or appoint additional directors;

(c)	issue securities, except as authorized by the directors;

(d)	issue shares of a series, except as authorized by the directors;

(e)	declare dividends;

(f)	purchase, redeem or otherwise acquire shares issued by the Company;

(g)
pay a commission to any person in consideration of his purchasing or agreeing to purchase shares of the Company from the Company or from any other person, or procuring or agreeing to procure purchasers for any such shares;

(h)	approve a management proxy circular, take-over bid circular or directors’ circular;

(i)	approve financial statements to be put before an annual meeting of shareholders; and

(j)	adopt, amend or repeal bylaws.
1.12 The matters to be delegated to committees of the Board and the constitution of such committees are to be assessed annually or more frequently, as circumstances require. From time to time the Board may create an ad hoc committee to examine specific issues on behalf of the Board. The following are the current committees of the Board:
(a)
the Audit Committee, consisting of not less than three directors, each of whom must be an “unrelated or “independent” director under applicable securities laws and applicable stock exchange rules. The role of the Audit Committee is to provide oversight of the Company’s financial management and of the design and implementation of an effective system of internal financial controls as well as to review and report to the Board on the integrity of the financial statements of the Company, its subsidiaries and associated companies.

(b)
the Corporate Governance and Nominating Committee, consisting of not less than three directors, each of whom must be an “unrelated or “independent” director under applicable securities laws and applicable stock exchange rules. The role of the Corporate Governance and Nominating Committee is to:

(i)	develop and monitor the effectiveness of the Company’s system of corporate governance;

(ii)	establish procedures for the identification of new nominees to the Board and lead the candidate selection process;

(iii)	develop and implement orientation procedures for new directors;

(iv)	assess the effectiveness of directors, the Board and the various committees of the Board;

(v)	ensure appropriate corporate governance and the proper delineation of the roles, duties and responsibilities of management, the Board, and its committees; and

(vi)	assist the Board in setting the objectives for the CEO and evaluating CEO performance.

(c)
the Compensation Committee, consisting of not less than three directors, each of whom must be an “unrelated or “independent” director under applicable securities laws and applicable stock exchange rules. The role of the Compensation Committee is to:

(i)	establish a remuneration and benefits plan for directors, senior management and other key employees;

(ii)	review the adequacy and form of compensation of directors and senior management;

(iii)	establish a plan of succession;

(iv)	undertake the performance evaluation of the CEO in consultation with the Chair of the Board, if not the CEO; and

(v)	make recommendations to the Board.
2. COMPOSITION
2.1 From time to time the Board or an appropriate committee of the Board shall review the size of the Board to ensure that the size facilitates effective decision-making.
2.2 The Board shall be composed of a majority of directors who qualify as “unrelated” or “independent” directors under applicable securities laws and applicable stock exchange rules. The determination of whether an individual director is unrelated or independent is the responsibility of the Board.
2.3 If at any time the Company has a significant shareholder, meaning a shareholder with the ability to exercise a majority of the votes for the election of the Board, the Board will include a number of directors who do not have interests in or relationships with either the Company or the significant shareholder and who fairly reflects the investment in the Company by shareholders other than the significant shareholder.
2.4 The Board should, as a whole, have the following competencies and skills:
(a)	knowledge of the biotechnology and pharmaceutical industry, including knowledge of current corporate governance guidelines;

(b)	scientific knowledge sufficient to understand the challenges and risks associated with the development of the Company’s product candidates;

(c)	financial and accounting expertise.

3. PROCEDURES TO ENSURE EFFECTIVE OPERATION
3.1 The Board recognizes the importance of having procedures in place to ensure the effective and independent operation of the Board.
3.2 If the Chair of the Board is not a member of management, the Chair shall be responsible for overseeing that the Board discharges its responsibilities. If the Chair is a member of management, responsibility for overseeing that the Board discharges its responsibility shall be assigned to a non-management director.
3.3 The Board has complete access to the Company’s management. The Board shall require timely and accurate reporting from management and shall regularly review the quality of management’s reports.
3.4 An individual director may engage an external adviser at the expense of the Company in appropriate circumstances. Such engagement is subject to the approval of the Corporate Governance and Nominating Committee.
3.5 The Board shall provide an orientation and education program for new recruits to the Board as well as continuing education on topics relevant to all directors.
3.6 The Board shall institute procedures for receiving shareholder feedback.
3.7 The Board requires management to run the day-to-day operations of the Company, including internal controls and disclosure controls and procedures.
3.8 The non-management directors shall meet at least twice yearly without any member of management being present.
3.9 The Board sets appropriate limits on management’s authority. Accordingly, the following decisions require the approval of the Board:
(a)	the approval of the annual and quarterly (unless delegated to the Audit Committee) financial statements;

(b)	the approval of the annual budget;

(c)	any equity or debt financing, other than debt incurred in the ordinary course of business such as trade payables;

(d)	entering into any license, strategic alliance, partnership or other agreement outside the ordinary course of business;

(e)	the acquisition and assignment of material assets (including intellectual property and fixed assets) outside of the ordinary course of business;

(f)	the commencement, termination or material amendment to any human clinical trial;

(g)	the creation of subsidiaries;

(h)	the creation of new Company bank accounts;

(i)	payment of dividends;

(j)	proxy solicitation material;

(k)	projected issuances of securities from treasury by the Company as well as any projected redemption of such securities;

(l)	any material change to the business of the Company;

(m)	the appointment of members on any committee of the Board;

(n)	capital expenditures in excess of CAD$50,000 outside of the annual budget;

(o)	entering into any professional engagements where the fee is likely to exceed CAD$50,000 outside of the annual budget.

(p)	entering into any arrangements with banks or other financial institutions relative to borrowing (either on a term or revolving basis) of amounts in excess of CAD$100,000 outside the annual budget;

(q)	entering into any guarantee or other arrangement such that the Company is contingently bound financially or otherwise in excess of CAD$50,000 other than product guarantees outside the annual budget;

(r)	the appointment or discharge of any senior officer of the Company;

(s)	entering into employment contracts with any senior officers;

(t)	initiating or defending any law suits or other legal actions; and
3.10 The Board, together with the CEO and with the assistance of the Corporate Governance and Nominating Committee, shall develop position descriptions for the CEO. The Board, together with the CEO, shall also approve or develop the corporate objectives that the CEO is responsible for meeting and the Board shall assess the CEO against these objectives.

Schedule B
Charter for the Compensation and Nominating Committee

CHARTER
OF
THE COMPENSATION AND NOMINATING COMMITTEE

OF
WEX PHARMACEUTICALS INC.

As Approved by the Board of
Directors on April 28, 2006

WEX PHARMACEUTICALS INC.
(the “Company”)
COMPENSATION AND NOMINATING COMMITTEE CHARTER
The Compensation and Nominating Committee (the “Committee”) is a committee of the board of directors (the “Board”) of the Company. The role of the Committee is to: (i) establish a remuneration and benefits plan for directors, executives and other key employees; (ii) establish procedures for the identification of new nominees to the Board and lead the candidate selection process; (iii) review the adequacy and form of compensation of directors and senior management; (iv) establish a plan of succession; (v) undertake the performance evaluation of the CEO in consultation with the Chair; and (v) make recommendations to the Board.
Duties and Responsibilities
Human Resources
•	To review the corporate succession and development plans for the Company at the executive officer level.

•	To review and approve any hirings, transfers, promotions and severance or similar termination payments proposed to be made to any current or former member of senior management of the Company.

•	To review and monitor executive development programs and management assessment programs.

•	To prepare and issue the evaluations and reports required under the heading “Reports” below.

•	To review and monitor the overall employment environment of the Company.

•	To consider any such other human resources issues as it considers appropriate or as may be referred to it by the Board.
Compensation
•
In consultation with senior management, the Committee shall establish the Company’s general compensation philosophy, and oversee the development and implementation of compensation programs in order to support the Company’s overall business objectives, attract and retain key executives and provide appropriate compensation at a reasonable cost while enhancing shareholder value creation.

•
To review and approve corporate goals and objectives relevant to the compensation of the CEO, evaluate the performance of the CEO in light of those goals and objectives, and set the CEO’s compensation level based on this evaluation, subject to the approval of the Board. In determining the long-term incentive component of CEO compensation, the Committee shall consider, among other factors, the terms of CEO’s employment agreement, the Company’s performance and relative shareholder return, the value of similar incentive awards to CEOs at comparable companies and the awards given to the CEO in past years.

•	To review and approve any compensation and compensation programs applicable to the senior management of the Company. In undertaking such review the Committee will:
(a)
obtain compensation data concerning companies that would be regarded as comparable to the Corporation, and, to the extent possible, understand the basis upon which such comparable companies compensate senior management;

(b)
ensure that the CEO has a policy of meeting with senior management from time to time with a view to understanding personal needs, requirements and expectations and monitor the Company’s responsiveness to the concerns of senior management; and

(c)	document proceedings and decisions with a view to justifying, to the extent necessary, decisions that have been reached to shareholders and other key stakeholders.
•
To make recommendations to the Board with respect to the Company’s incentive compensation plans and equity-based plans, oversee the activities of the individuals and committees responsible for administering these plans, and discharge any responsibilities imposed on the Committee by any of these plans.

•
To exercise all of the powers of the Board with respect to the Stock Option Plans of the Company approved by the Board, including the authorization of stock option grants and the making of determinations and the exercise of discretion contemplated by the Plans.

•	To review and approve stock option grant guidelines proposed by management (taking into account the limits of Stock Option Plans requiring shareholder approval).

•	To specifically review and approve any amendment to an existing stock option, subject to the obtaining of any required consents of applicable stock exchanges or securities regulatory authorities.

•	To recommend to the Board, from time to time, the remuneration to be paid by the Company to directors in light of time commitment, fees paid by comparable companies and responsibilities.

•	To review executive compensation disclosure before the Company publicly discloses this information.

•	To keep abreast of current developments in executive compensation in companies engaged in similar industries.
•	Any other duties or responsibilities expressly delegated to the Committee by the Board from time to time relating to the Company’s compensation programs.

Nominating Directors
•	To identify and recommend candidates qualified to become directors.

•
In identifying and recommending candidates, the Committee shall take into consideration such factors as it deems appropriate, including judgement, skill, diversity, experience with businesses and other organizations of comparable size and the need for particular expertise on the Board.

•	To determine whether candidates are “unrelated” or “independent” under applicable securities laws and applicable stock exchange rules.

•	To recommend board members for appointment to committees of the Board.

•
In recommending a candidate for committee membership, the Committee shall take into consideration the factors set forth in this Charter as well as any other factors it deems appropriate, including without limitation the consistency of the candidate’s experience with the goals of the committee and the interplay of the candidate’s experience with the experience of other committee members.

•
In the event of a vacancy in the office of a director (except a vacancy created by an increase in the size of the Board or a failure to elect the minimum number of directors provided for in the Articles), the Committee shall recommend a candidate to fill such vacancy either through appointment by the Board or through election by the shareholders.

•	To make recommendations to the Board from time to time as to changes that the Committee believes to be desirable to the size of the Board or any committee thereof.

•
To maintain an orientation and educational program for new directors in order to familiarize new directors with the business of the Company, its management and professional advisors and its facilities.

Membership
•
The Committee shall consist solely of three or more members of the Board, each of whom the Board has determined has no material relationship with the Company and is otherwise “unrelated” or “independent” as required under applicable securities rules or applicable stock exchange rules.

•
Any member may be removed from office or replaced at any time by the Board and shall cease to be a member upon ceasing to be a director. Each member of the Committee shall hold office until the close of the next annual meeting of shareholders of the Company or until the member ceases to be a director, resigns or is replaced, whichever first occurs.

•	The members of the Committee shall be entitled to receive such remuneration for acting as members of the Committee as the Board may from time to time determine.

Procedures
•
The Board shall appoint one of the directors elected to the Committee as the Chair of the Committee (the “Chair”). In the absence of the appointed Chair from any meeting of the Committee, the members shall elect a Chair from those in attendance to act as Chair of the meeting.

•
The Chair will appoint a secretary (the “Secretary”) who will keep minutes of all meetings. The Secretary does not have to be a member of the Committee or a director and can be changed by simple notice from the Chair.

•
No business may be transacted by the Committee except at a meeting of its members at which a quorum of the Committee is present or by resolution in writing signed by all the members of the Committee. A majority of the members of the Committee shall constitute a quorum, provided that if the number of members of the Committee is an even number, one-half of the number of members plus one shall constitute a quorum.

•	The Committee will meet as many times as is necessary to carry out its responsibilities. The Chair or any two members may call meetings.

•
The time and the place of the meetings of the Committee, the calling of meetings and the procedure in all respects of such meetings shall be determined by the Committee, unless otherwise provided for in the bylaws of the Company or otherwise determined by resolution of the Board.

•
The Committee shall have the resources and authority necessary to discharge its duties and responsibilities, including the authority to select, retain, terminate, and approve the fees and other retention terms (including termination) of special counsel, compensation consultants or other experts or consultants, as it deems appropriate.

•
The Committee shall have access to any and all books and records of the Company necessary for the execution of the Committee’s obligations and shall discuss with the CEO or the CFO such records and other matters considered appropriate.

Reports
•	The Committee shall produce the following reports and provide them to the Board:
(a)	An annual Report of the Compensation Committee on Executive Compensation for inclusion in the Company’s annual proxy statement.

(b)
An annual performance evaluation of the Committee, which evaluation must compare the performance of the Committee with the requirements of this Charter. The performance evaluation should also recommend to the Board any improvements to this Charter deemed necessary or desirable by the Committee. The performance evaluation by the Committee shall be conducted in such manner as the Committee deems appropriate. The report to the Board may take the form of an oral report by the Chair or any other member of the Committee designated by the Committee to make this report.

(a)	A summary of the actions taken at each Committee meeting, which shall be presented to the Board at the next Board meeting.

Schedule C
Charter for the Corporate Governance Committee

CHARTER
OF
THE CORPORATE GOVERNANCE COMMITTEE
OF
WEX PHARMACEUTICALS INC.

As Approved by the Board of Directors on April 28, 2005

WEX PHARMACEUTICALS INC.
(the “Company”)
CORPORATE GOVERNANCE COMMITTEE CHARTER
The Corporate Governance Committee (the “Committee”) is a committee of the board of directors (the “Board”) of the Company. The role of the Committee is to: (i) develop and monitor the effectiveness of the Company’s system of corporate governance; (ii) develop and implement orientation procedures for new directors; (iii) assess the effectiveness of directors, the Board and the various committees of the Board; (iv) ensure appropriate corporate governance and the proper delineation of the roles, duties and responsibilities of management, the Board, and its committees; and (v) assist the Board in setting the objectives for the Chief Executive Officer of the Company (the “CEO”) and evaluating CEO performance.
Duties and Responsibilities
Corporate Governance
To develop and recommend to the Board a set of corporate governance principles applicable to the Company, and to review those principles at least once a year. This requires the Committee to stay abreast of corporate governance developments and to respond to applicable corporate governance guidelines and rules.
To oversee the evaluation of the Board, committees of the Board and the contribution of individual directors.
To report on corporate governance as required by public disclosure requirements.
To ensure that appropriate processes are established by the Board to: (a) oversee strategic direction and development and review of ongoing results of operations; (b) to oversee the Company’s investor relations and public relations activities and to ensure that procedures are in place for the effective monitoring of the shareholder base, receipt of shareholder feedback and response to shareholder concerns.
To assist the Board in its annual review and revision of the written objectives of the CEO and guidance for the development of corporate strategy.
To ensure that an effective CEO succession plan is in place, including emergency succession.
To assist the Board in assessing and evaluating CEO performance.
To establish procedures for meetings of the Board and to otherwise ensure that processes, procedures and structures are in place to ensure that the Board functions independently of management and without conflicts of interest.

To review the proposed annual agenda for, and provide recommendations as to, additional topics for discussion at meetings of the Board.
To assist in the proper delineation of the roles, duties and responsibilities of management and the Board and delegation of authority by the Board to its committees and to management.
Establishment of Policies
To review and approve strategic corporate policies, such as disclosure policies, insider trading policies, confidentiality policies and corporate codes of conduct, conflict of interest policies and other relevant policies associated with ensuring an effective system of corporate governance.
To review related party transactions to ensure that they reflect market practice and are in the best interests of the Company.
Membership
The Committee shall consist of three or more members of the Board, each of whom qualifies as an “unrelated or “independent” director under applicable securities laws and applicable stock exchange rules.
Any member may be removed from office or replaced at any time by the Board and shall cease to be a member upon ceasing to be a director. Each member of the Committee shall hold office until the close of the next annual meeting of shareholders of the Company or until the member ceases to be a director, resigns or is replaced, whichever first occurs.
The members of the Committee shall be entitled to receive such remuneration for acting as members of the Committee as the Board may from time to time determine.
Proposed members of the Committee should have experience in corporate governance and/or human resources
Procedures
The Board shall appoint one of the directors elected to the Committee as the Chair of the Committee (the “Chair”). In the absence of the appointed Chair from any meeting of the Committee, the members shall elect a Chair from those in attendance to act as Chair of the meeting.
The Chair will appoint a secretary (the “Secretary”) who will keep minutes of all meetings. The Secretary does not have to be a member of the Committee or a director and can be changed by simple notice from the Chair.

No business may be transacted by the Committee except at a meeting of its members at which a quorum of the Committee is present or by resolution in writing signed by all the members of the Committee. A majority of the members of the Committee shall constitute a quorum, provided that if the number of members of the Committee is an even number, one-half of the number of members plus one shall constitute a quorum.
The Committee will meet as many times as is necessary to carry out its responsibilities. The Chair or any two members may call meetings.
The time and place of the meetings of the Committee, the calling of meetings and the procedure in all respects of such meetings shall be determined by the Committee, unless otherwise provided for in the bylaws of the Company or otherwise determined by resolution of the Board.
The Committee shall have the resources and authority necessary to discharge its duties and responsibilities, including the authority to select, retain, terminate, and approve the fees and other retention terms (including termination) of special counsel, search firms or other experts or consultants, as it deems appropriate.
The Committee shall have access to any and all books and records of the Company necessary for the execution of the Committee’s obligations and shall discuss with the CEO or the CFO such records and other matters considered appropriate.
Reports
The Committee shall produce the following reports (which may take the form of an oral report from the Chair or any other members of the Committee designated by the Committee to make the report) and provide them to the Board:
(a)	An annual Report of the Corporate Governance Committee outlining the significant activities of the Committee.

(b)
An annual performance evaluation of the Board. This report will compare the performance of the Board with the requirements of its Charter. The performance evaluation by the Committee shall be conducted in such manner as the Committee deems appropriate.

(c)
An annual performance evaluation of the committees of the Board. This report will compare the performance of each committee with the requirements of its mandate, including its Charter, if applicable. The performance evaluation by the Committee shall be conducted in such manner as the Committee deems appropriate.

(d)
An annual performance evaluation of each director, which shall assess the contribution of each director. The performance evaluation by the Committee shall be conducted in such manner as the Committee deems appropriate.

WEX PHARMACEUTICALS INC.
Suite 1601 – 700 West Pender St
Vancouver, BC Canada V6C1G8
Tel: (604) 683-8880 Toll Free: 1-800-722-7549 Fax: (604) 683-8868
NEWS RELEASE

16/06	July 6, 2006
Toronto Stock Exchange Trading Symbol: WXI
http://www.wexpharma.com
E-mail: wex@wexpharma.com
PRELIMINARY RESULTS OF DETAILED ANALYSIS
Vancouver, BC (July 6, 2006) — WEX Pharmaceuticals Inc. (the “Company”) is pleased to announce that the detailed analysis of the Phase IIb/III data collected during the double-blind, randomized, placebo controlled study of Tectin™ in inadequately controlled moderate to severe cancer pain is progressing.
The first phase of a detailed analysis using different parameters such as assessment of other pain scales, i.e. neuropathic pain scale, McGill Pain Questionnaire, and quality of life items (general activity, walking, mood, sleep, etc..) which were not examined by the Data Monitoring Committee is completed. Preliminary results are consistent with the results observed in the Phase IIa open label study.  It should be noted, however, that these results are provisional and are still subject to review and validation.
Once the analysis is validated by an independent source the Company will determine the next steps in the clinical development of Tectin™ and provide additional information.
About WEX Pharmaceuticals Inc.
WEX Pharmaceuticals Inc. is dedicated to the discovery, development, manufacture and commercialization of innovative drug products to treat pain. The Company’s principal business strategy is to derive drugs from naturally occurring toxins and develop proprietary products for the global market. The Company’s Chinese subsidiary sells generic products manufactured at its facility in China.
Forward Looking Statements
This News Release contains forward-looking statements which may not be based on historical fact. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. These factors should be considered carefully and readers are cautioned not to place undue reliance on such forward-looking statements. The company disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments.
For additional information on our products, visit us at www.wexpharma.com or call Don Evans, V.P. Corporate Communications at 604-683-8880 or 1-800-722-7549.

WEX Pharmaceuticals Inc.
Notice of 2006 Annual And Special Meeting of Shareholders
Notice Is Hereby Given that the 2006 annual and special meeting of shareholders (the “Meeting”) of WEX Pharmaceuticals Inc. (the “Corporation”) will be held in the Board Room of Fasken Martineau DuMoulin, 2100 - 1075 West Georgia Street, Vancouver, British Columbia, Canada on August 11, 2006 at the hour of 10:00 am for the following purposes:
1.	to receive the Corporation’s consolidated financial statements for the financial year ended March 31, 2006 and the report of the auditors thereon;

2.	to fix the number of directors of the Corporation for the ensuing year at six (6);

3.	to elect six (6) directors to hold office until the close of the next annual meeting of shareholders of the Corporation;

4.	to appoint auditors for the ensuing year;

5.	to authorize the directors to fix the remuneration to be paid to the auditors;

6.
to consider and, if thought appropriate, to pass an ordinary resolution authorizing the board of directors, at the appropriate time, to pass a resolution providing for the setting up of a Royalty Trust, as described in the Management Proxy Circular for the Meeting;

7.
to consider and, if thought appropriate, to pass an ordinary resolution of the disinterested shareholders of the Corporation amending the exercise prices and terms, as applicable, of the outstanding share purchase warrants of the Corporation, including those held by insiders of the Corporation; and

8.	to transact such other business as may be properly transacted at the Meeting or at any adjournment thereof.
Shareholders who are unable to attend the Meeting in person are requested to read the Notes accompanying the instrument of proxy and complete and return the proxy to the Corporation’s transfer agent, CIBC Mellon Trust Company, Suite 1600, The Oceanic Plaza, 1066 West Hastings Street, Vancouver, British Columbia, V6E 3X1, Facsimile No.: (604) 688-4301 or the Corporation, not less than forty-eight (48) hours (excluding Saturdays, Sundays and holidays) before the time fixed for the Meeting.
Accompanying this Notice of Meeting is a Management Proxy Circular, which provides additional information relating to the matters to be dealt with at the Meeting; a form of Proxy, a return envelope for the use of shareholders to send in their proxy, a financial statement request form for use by shareholders who wish to receive interim and annual financial statements, and a copy of the Corporation’s 2006 annual report.
The Board of Directors of the Corporation fixed June 27, 2006 as the Record Date for the determination of the shareholders entitled to receive this Notice, and to attend and vote at the Meeting.
Dated at the City of Vancouver, in the Province of British Columbia, as of the 27th day of June, 2006.

By Order of the Board of Directors “Edge Wang”

Edge Wang
President and Chief Executive Officer

WEX PHARMACEUTICALS INC.
Suite 1601 – 700 West Pender Street, Vancouver, B.C. Canada V6C 1G8
Tel: 604-683-8880 Fax: 604-683-8868 Toll Free: 1-800-722-7549
E-mail: wex@wexpharma.com Web Site: www.wexpharma.com	Listed: Toronto Stock Exchange Canada Trading Symbol: WXI

TO:	Registered Shareholders

AND TO:	Non-Registered Shareholders
In accordance with National Instrument 51-102 “Continuous Disclosure Requirements”, beneficial shareholders of the Corporation may elect annually to receive interim corporate mailings, including interim financial statements of the Corporation and Annual Reports, if they so request. If you wish to receive such mailings, please complete this form and return this form to:
WEX Pharmaceuticals Inc.
#1601- 700 W. Pender Street
Vancouver, B.C., Canada V6C 1G8
Tel: 604-683-8880 Fax: 604-683-8868

Please send me the Quarterly Interim Financial Statements for 2007, together with Managements’ Discussion & Analysis	☐

Please send me the Annual Report for 2006, together with Managements’ Discussion and Analysis	☐

NAME:

(Please Print)

ADDRESS:

POSTAL CODE:

TEL. NO.:		FAX NO.:

EMAIL:

I hereby certify that I am either a Registered Shareholder or a Non-Registered Shareholder of the Corporation.
Dated this                      day of                                                                                     , 200 _____.

(Signature)

WEX PHARMACEUTICALS INC.
FORM 51-102F3
MATERIAL CHANGE REPORT
Item 1. Name and Address of Company
WEX Pharmaceuticals Inc.
700 West Pender Street, Suite 1601
Vancouver, British Columbia, V6C 1G8
(The “Company”)
Item 2. Date of Material Change
July 28, 2006
Item 3. News Release
The news release dated July 28, 2006 was disseminated in Vancouver via CCN Matthews.
Item 4. Summary of Material Change
The Company and its partner Laboratories del Dr. Esteve, S.A. (Esteve) are entering into discussions to amicably terminate their collaboration on the development of Tetrodotoxin (TTX) as an analgesic.
Item 5. Description of Material Change
WEX today announced that the Company and its partner Laboratories del Dr. Esteve, S.A. (Esteve) are entering into discussions to amicably terminate their collaboration on the development of Tetrodotoxin (TTX) as an analgesic, due to differences in business strategies between the two companies. The two companies have made a number of efforts in the past months to reach a development synergy, but fallen short of reaching an agreement for further collaboration. The partnership between WEX and Esteve, which was formed in 2002, was aimed at obtaining approval from the regulatory authorities for marketing TTX in Europe.
A copy of the press release is attached hereto as Schedule “A”.
Item 6. Reliance on 7.1(2) or (3) of National Instrument 51-102
Not applicable.

Item 7. Omitted Information
Not applicable.
Item 8. Executive Officer
The following executive officer of the Company is knowledgeable about the material change and may be contacted respecting the change:
Edge Wang
Chief Executive Officer
(604) 683 8880
Item 9. Date of Report
July 28, 2006

WEX PHARMACEUTICALS INC.
By:	“Edge Wang”
	Name:	Edge Wang
	Title:	Chief Executive Officer

WEX PHARMACEUTICALS INC.
Suite 1601 – 700 West Pender St
Vancouver, BC Canada V6C1G8
Tel: (604) 683-8880 Toll Free: 1-800-722-7549 Fax: (604) 683-8868
NEWS RELEASE

17/06	July 28, 2006
Toronto Stock Exchange Trading Symbol: WXI
http://www.wexpharma.com
E-mail: wex@wexpharma.com
CONTINUATION OF TTX DEVELOPMENT AND ESTEVE COLLABORATION
Vancouver, BC (July 28, 2006) — WEX Pharmaceuticals Inc. (“WEX” or the “Company”) announced today that representatives from the Company have requested a meeting with regulatory authorities to pursue the development of TTX. This step was outlined in WEX’s strategic plan: if the in-depth analysis of the double-blind clinical trial data showed positive results, the Company would continue active development of the drug in cancer related pain.  As re-analysis did, in fact, show promising trends, the Company will present the new results and discuss Tetrodotoxin (TTX) development with Canada regulatory agency.
“WEX is actively continuing with the development and eventual commercialization of the product,” said Dr. Anh Ho Ngoc, Vice President of Regulatory Affairs of the Company, “A strategic and regulatory development plan of Tectin™ as a non-narcotic analgesic in a cancer population is in place. A meeting with Canada’s regulatory agency is planned to present the interim data analysis of the double blind, placebo controlled (WEX-014) and the open label continuation (WEX-014OL) trials and to seek confirmation from the regulatory agency as to the continuation of TTX development in this target population.”
WEX today announced that the Company and its partner Laboratories del Dr. Esteve, S.A. (Esteve) are entering into discussions to amicably terminate their collaboration on the development of Tetrodotoxin (TTX) as an analgesic, due to differences in business strategies between the two companies. The two companies have made a number of efforts in the past months to reach a development synergy, but fallen short of reaching an agreement for further collaboration. The partnership between WEX and Esteve, which was formed in 2002, was aimed at obtaining approval from the regulatory authorities for marketing TTX in Europe.
“I do not expect that the potential termination will have any material impact on the Company’s financial position. It rather reinforces our commitment to this project.” said Dr. Edge Wang, President and CEO of WEX, “We learned a great deal through our association with Esteve and remain convinced that TTX can be developed as an effective analgesic. As a consequence of the termination of the partnership, all rights to market TTX in Europe should revert to the Company, which will allow WEX to form a global partnership with a potential partner.”

About WEX Pharmaceuticals Inc.
WEX Pharmaceuticals Inc. is dedicated to the discovery, development, manufacture and commercialization of innovative drug products to treat pain. The Company’s principal business strategy is to derive drugs from naturally occurring toxins and develop proprietary products for the global market. The Company’s Chinese subsidiary sells generic products manufactured at its facility in China.
Forward Looking Statements
This News Release contains forward-looking statements which may not be based on historical fact. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. These factors should be considered carefully and readers are cautioned not to place undue reliance on such forward-looking statements. The company disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments.
For additional information on our products, visit us at www.wexpharma.com or call Dr. Edge Wang, President & CEO at 604-683-8880 or 1-800-722-7549.

YELLOW PROXY	WEX Pharmaceuticals Inc. (the “Corporation”) YELLOW PROXY	YELLOW PROXY

Type of Meeting:	Annual and Special Meeting of Shareholders	THIS YELLOW PROXY IS SOLICITED BY HOWARD COHEN AND PATRICK DU SOUICH (THE “DISSATISFIED SHAREHOLDERS”) AND NOT THE MANAGEMENT OF THE CORPORATION.
Meeting Time:	10:00 a.m. Pacific Time
Meeting Date:	August 11, 2006
Meeting Location:	Fasken Martineau DuMoulin LLP
2100-1075 West Georgia Street (Boardroom)
Vancouver, B.C. V6E 3G2
The undersigned hereby appoints DR. HOWARD COHEN, or failing him, PATRICK DU SOUICH, or instead of either of them,                                                              , as PROXY of the undersigned, with power of substitution, to attend, act and vote for and on behalf of the undersigned at the Meeting, and at any and all adjournments thereof, in the same manner, to the same extent and with same power as if the undersigned were present at the Meeting or an adjournment thereof.
The Dissatisfied Shareholders Recommend Voting IN FAVOR of Items 1, 2, 3, 4 and 5 below:

1.	To fix the number of Directors at six (6)				IN FAVOUR ☐	AGAINST	☐

2.
To vote in respect of the election of the following persons as Directors of the Corporation for the term expiring at the close of the next annual meeting of the Corporation, as is proposed in the Dissident Proxy Circular dated July 27, 2006 (the “Dissident Proxy Circular”):

	Howard Cohen	IN FAVOUR ☐	WITHHOLD ☐	Gus Chow	IN FAVOUR ☐	WITHHOLD	☐
	Patrick du Souich	IN FAVOUR ☐	WITHHOLD ☐	Phil Gold	IN FAVOUR ☐	WITHHOLD	☐
	Byron Law-Yone	IN FAVOUR ☐	WITHHOLD ☐	Trevor Sinclair	IN FAVOUR ☐	WITHHOLD	☐

3.	To re-appoint Ernst & Young LLP, Chartered Accountants, as auditors of the Corporation until the close of the next annual meeting				IN FAVOUR ☐	WITHHOLD	☐

4.	To authorize the Board of Directors to fix the remuneration to be paid to the auditors of the Corporation				IN FAVOUR ☐	AGAINST	☐

5.	To approve the transaction of any other business that may properly come before the Meeting				IN FAVOUR ☐	AGAINST	☐

The Dissatisfied Shareholders Recommend Voting AGAINST Items 6 and 7 below:

6.	To approve an ordinary resolution authorizing the Board of Directors, at the appropriate time, to pass a resolution providing for the setting up of a Royalty Trust				IN FAVOUR ☐	AGAINST	☐

7.
To approve an ordinary resolution of the disinterested shareholders of the Corporation amending the exercise prices and terms, as applicable, of the outstanding share purchase warrants of the Corporation, including those held by insiders of the Corporation
					IN FAVOUR ☐	AGAINST	☐
The Notes to the YELLOW PROXY attached are incorporated into and form part of this form of proxy. If this form of proxy is not dated in the space provided below, it shall be deemed to bear the date on which it is mailed by the person making the solicitation, being the Dissatisfied Shareholders.
The undersigned hereby revokes any proxy previously given with respect to the Meeting or any adjournment thereof.
DATED this                      day of                                                               , 2006.

Signature

Name:

Address:

No. of Shares:	L	J

Please notify the Corporation of any change in your address.

YELLOW PROXY	YELLOW PROXY

YELLOW PROXY	YELLOW PROXY
THIS PROXY IS SOLICITED BY HOWARD COHEN AND PATRICK DU SOUICH (THE “DISSATISFIED SHAREHOLDERS”) AND NOT THE
MANAGEMENT OF THE CORPORATION.
1.
This YELLOW PROXY form is not valid unless it is signed and dated. If this YELLOW PROXY form is not dated in the space provided, it is deemed to bear the date on which it was mailed by Dissatisfied Shareholder. If someone other than the registered shareholder of the Corporation signs this YELLOW PROXY form on the shareholders behalf, authorizing documentation acceptable to the Dissatisfied Shareholder must be deposited with this YELLOW PROXY form.

2.
If you cannot attend the Meeting but wish to vote on the resolutions and to appoint one of the nominees, please leave the wording appointing the nominees as shown, sign and date and return the YELLOW PROXY form. You have the right to appoint another person, who need not be a shareholder of the Corporation, to attend and act for you and on your behalf at the Meeting. If you wish to appoint another person, you may do so by crossing out the names of the nominees and inserting your appointed proxyholder’s name in the space provided. Your appointed proxyholder will then have to attend the Meeting if your vote is to be counted. You may also appoint an alternate proxyholder to act in the place of an absent proxyholder.

3.
The securities represented by this YELLOW PROXY form will be voted or withheld from voting in accordance with your instructions on any poll that may be called for in respect of any resolution and, if you have specified a choice with respect to any matter to be acted upon, the securities will be voted accordingly. Where no choice on a resolution is specified by you, this YELLOW PROXY form confers discretionary authority on your appointed proxyholder. In such case, a nominee of the Dissatisfied Shareholders acting as proxyholder will vote the securities “IN FAVOR” of Items 1, 2, 3, 4, and 5 and “AGAINST” Items 6 and 7, respectively, and as applicable. With respect to any amendments or variations in any of the resolutions shown on the YELLOW PROXY form, or other matters which may properly come before the Meeting, the securities will be voted by the nominee appointed as the nominee in his or her sole discretion sees fit.

4.
If you have returned a YELLOW PROXY form and later decide to vote in person, you may do so by attending the Meeting. Please register your attendance with the Corporation’s scrutineers at the Meeting and inform them that you have previously returned a YELLOW PROXY form.

5.
If the YELLOW PROXY form is signed on your behalf by your attorney or, if the shareholder is a corporation, by an officer or attorney for the corporation and is not under the corporation’s common seal, the power of attorney or a director’s resolution, as the case may be, or a notarial copy thereof, must accompany the YELLOW PROXY form.

YOUR VOTE MUST BE RECEIVED BY 10:00 P.M. ON TUESDAY, AUGUST 8, 2006
ACT TODAY – PLEASE ENSURE THAT YOU:
1.	Sign and date the YELLOW PROXY form.
2.	FAX a copy of your completed YELLOW PROXY form to Don Evans (Fax: 1-604-669-6968): Attn: Don Evans
Don Evans will arrange for the deposit of your YELLOW PROXY form with the officials conducting the meeting.
If you have any questions or need assistance completing this YELLOW PROXY form please call:
Don Evans at 1-604-608-6186
OR TOLL-FREE: 1-866-311-3805

YELLOW PROXY	YELLOW PROXY

WEX PHARMACEUTICALS INC.
ARE YOU HAPPY WITH YOUR
INVESTMENT IN WEX?
To put it another way, every $1.00 you invested in WXI stock on April 1, 2005 was worth $0.10 on July 26, 2006
WEX NEEDS NEW LEADERSHIP!
IF YOU WANT POSITIVE CHANGE,
CAST YOUR YELLOW PROXY FOR
A BETTER BOARD!
Go to www.votenewboard.com for further information
YOUR VOTE IS EXTREMELY IMPORTANT — VOTE YOUR YELLOW PROXY TODAY

DISSIDENT PROXY
CIRCULAR
TO BE USED IN CONNECTION WITH THE ANNUAL AND SPECIAL MEETING
OF HOLDERS OF COMMON SHARES OF
WEX PHARMACEUTICALS INC.
TO BE HELD ON FRIDAY, AUGUST 11, 2006
FOR THE SOLICITATION OF PROXIES
BY AND ON BEHALF OF
DR. HOWARD COHEN AND DR. PATRICK du SOUICH
WE RECOMMEND THAT YOU VOTE:
FOR the re-appointment of Ernst & Young LLP, Chartered Accountants, as auditors of WEX Pharmaceuticals Inc. (“WEX”);
FOR authorizing the board of directors of WEX to fix the remuneration to be paid to the auditors;
FOR fixing the number of directors of WEX at six;
FOR the election of the individuals named in this Circular (and the accompanying YELLOW PROXY) as directors of WEX;
AGAINST the proposal to establish a Royalty Trust, as more particularly described in the Management Proxy Circular (the “Management Circular”) prepared by management for use at the Annual and Special Meeting of Shareholders of WEX to be held on August 11, 2006; and
AGAINST the proposal to amend the exercise price and terms of outstanding warrants, as more particularly described in the Management Circular.
This Circular solicits YELLOW PROXIES opposed to those of management of WEX. Please follow the instructions set forth under “General Proxy Information — Appointment and Revocation of Proxies” in this Circular with respect to depositing a proxy. If you are a beneficial shareholder, you can vote at www.proxyvotecanada.com using the “control number” provided to you with this package.
IT IS VERY IMPORTANT THAT IF YOU VOTE VIA THE INTERNET, AND YOU SUPPORT THE
DISSATISFIED SHAREHOLDERS’ PROPOSALS, YOU VOTE USING ONLY THE CONTROL
NUMBER PROVIDED WITH THE YELLOW PROXY. IT IS NOT THE SAME AS THE CONTROL
NUMBER PROVIDED WITH THE MANAGEMENT CIRCULAR.
You may oppose management even if you have previously deposited a proxy in support of management.
IN ORDER TO ENSURE YOUR VOTE IS COUNTED, YOU SHOULD VOTE BY NO
LATER THAN 10:00 P.M. (VANCOUVER TIME) ON TUESDAY, AUGUST 8, 2006.
If you have any questions, or require any assistance in voting your shares, please call:

Don Evans 1-604-608-6186 Cell: 1-604-505-5921 Fax: 1-604-669-6968 Email: evansdon@shaw.ca Toll-Free: 1-866-311-3805	or	Mark Butler 1-905-602-4248 Email: mark_butler@rogers.com	or	Howard Cohen 1-214-232-7405 Email: hmc@dallasmindbody.com
YOUR VOTE IS EXTREMELY IMPORTANT — VOTE YOUR YELLOW PROXY TODAY

DISSIDENT PROXY CIRCULAR
This Dissident Proxy Circular (the “Circular”) and the accompanying YELLOW PROXY are furnished to you in connection with the solicitation of proxies by and on behalf of Dr. Howard Cohen and Dr. Patrick du Souich (the “Dissatisfied Shareholders”) to be used at the annual and special meeting of holders of common shares (the “WEX Shares”) of WEX Pharmaceuticals Inc. (“WEX” or the “Company”), scheduled to be held at Suite 2100, 1075 West Georgia St., Vancouver, B.C. on Friday, August 11, 2006 at 10:00 a.m. (Vancouver time), and at any and all adjournments or postponements thereof (the “Meeting”).
The Dissatisfied Shareholders are soliciting proxies:
FOR the re-appointment of Ernst & Young LLP, Chartered Accountants, as auditors of WEX;
FOR authorizing the board of directors of WEX to fix the remuneration to be paid to the auditors;
FOR fixing the number of directors of WEX at six;
FOR the election of the individuals named in this Circular (and the accompanying YELLOW PROXY) as directors of WEX;
AGAINST the proposal to establish a Royalty Trust, as more particularly described in the Management Proxy Circular (the “Management Circular”) prepared by management for use at the Meeting; and
AGAINST the proposal to amend the exercise price and terms of outstanding warrants, as more particularly described in the Management Circular.
Your vote is very important to the future of your investment in WEX. If, after reading this Circular, you agree that changes to the board of directors of WEX are necessary, please sign, date and deposit the enclosed YELLOW PROXY with us. You may do this even if you have previously deposited a management proxy or other form of proxy. Any later proxy will automatically revoke the earlier one. If you are a registered shareholder, you may also revoke your management proxy by attending the Meeting in person or by proxy and indicating your wish to vote in person. See “General Proxy Information — Appointment and Revocation of Proxies”. IN ORDER TO BE VALIDLY DEPOSITED WITH WEX BY THE DISSATISFIED SHAREHOLDERS SO AS TO BE EFFECTIVE, YOUR DULY COMPLETED YELLOW PROXY MUST BE RECEIVED BY THE DISSATISFIED SHAREHOLDERS BY NO LATER THAN 10:00 P.M. (VANCOUVER TIME) ON TUESDAY, AUGUST 8, 2006.
Unless otherwise noted, the information concerning WEX contained in this Circular has been taken from or is based upon publicly available documents or records on file with Canadian securities regulatory authorities (including the Management Circular) and other public sources. Although none of the Dissatisfied Shareholders has knowledge that would indicate that any statements contained therein are untrue or incomplete, the Dissatisfied Shareholders do not assume responsibility for the accuracy or completeness of such information or for any failure by WEX to disclose material information which may affect the significance or accuracy of such information. Information concerning WEX is available for review on the System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com. In addition, shareholders may obtain copies of WEX’s financial statements and MD&A upon request and without charge to the shareholder by calling Don Evans (1-604-608-6186 or toll free 1-866-311-3805).
Certain statements contained in this Circular constitute forward-looking statements. The words “may”, “would”, “could”, “will”, “intend”, “plan”, “anticipate”, “believe”, “estimate”, “expect” and similar expressions as they relate to the Dissatisfied Shareholders, the Company or its future management, are intended to identify forward-looking statements. Such statements reflect the Dissatisfied Shareholders’ current views with respect to future events and are subject to certain risks, uncertainties and assumptions. Many factors could cause the Company’s actual results, performance or achievements that may be expressed or implied by such forward-looking statements to vary from those described herein should one or more of these risks or uncertainties materialize. Such factors include, but are not limited to, economic, business, technological, competitive and regulatory factors.
YOUR VOTE IS EXTREMELY IMPORTANT — VOTE YOUR YELLOW PROXY TODAY

This solicitation of proxies is NOT made by or on behalf of the management of WEX. WEX has previously forwarded to you the Management Circular and a management form of proxy.
BACKGROUND TO THE DISSIDENT PROXY SOLICITATION
The current board of directors of WEX (the “Board”) is comprised of Edge Wang, Guang (Michael) Luan, Pierre Lapalme, Peter H. Stafford, Dr. Benjamin Chen, Pierre Cantin, Simon Anderson, Arlyn Miller and Dr. Howard Cohen. The management nominees for election as directors of the Company, as set out in the Management Circular, are: Edge Wang, Guang (Michael) Luan, Peter H. Stafford, Simon Anderson and Arlyn J. Miller and Tom Du (the “Management Slate”). Pierre Lapalme,Dr. Benjamin Chen, Pierre Cantin and Dr. Howard Cohen were not included as management’s nominees for re-election in the Management Circular.
The Dissatisfied Shareholders have been shareholders of WEX for many years. Both have sat on the Company’s Advisory Board, and Dr. Cohen was appointed a director of WEX in December 2005. The Dissatisfied Shareholders firmly believe in the underlying value and potential of WEX’s assets. However, they have become increasingly dissatisfied with WEX’s lack of effective leadership, operating management and requisite expertise to turn around the Company’s fortunes, and to raise sufficient additional capital to fund a viable commercialization plan for Tectin. As a result, an immediate change in WEX leadership is necessary to unlock the value that exists in WEX. The Dissatisfied Shareholders believe that their views are shared not only by the market, as evidenced by WEX’s continually declining share price, but also by numerous other shareholders.
The reasons the Dissatisfied Shareholders believe that IMMEDIATE CHANGE IS ESSENTIAL include the following:
THE CURRENT MANAGEMENT SLATE:
Lacks Leadership and Strategic Vision
Lacks Operational Management
Lacks Biotechnology and Capital Raising Expertise
Has been Unable to Build Shareholder Value
THE DISSATISFIED SHAREHOLDERS’ PROPOSED NOMINEES HAVE:
Experience in Biotechnology and Drug Development
Ability to Build a Team for the Future
Ability to Raise Capital
Ability to Build Relationships With University Researchers and Pharmaceutical Companies
Ability to Improve Share Price Performance
The Company’s operating loss continues to increase. For the year ending March 31, 2006, the loss was CAD$0.62 per common share, compared to CAD$0.35 per common share for the year ending March 31, 2005, an increase of 77% despite apparent attempts at cost-reduction by existing management! Tectin development continues to be delayed; product revenues from the Asian operations decreased from the previous year as a result of what we believe to be unstable management and a dispirited work-team; staff reduction resulted in increased legal fees, audit fees and severance pay. The Dissatisfied Shareholders believe that financial results and global clinical development have been materially adversely affected by weak corporate governance policies and the corresponding lack of management accountability. A sense of certainty and a deliverable commercialization plan is required. A real change in leadership is needed.
YOUR VOTE IS EXTREMELY IMPORTANT — VOTE YOUR YELLOW PROXY TODAY

Jennings Capital Inc. analyst Shameze Rampertab said in an August 2005 report that his firm was suspending coverage of WEX because:
“We do not consider [Michael Chen and Edge Wang] to have any significant biotech, capital markets, public company senior management or Board experience...”
“... [We] identified concerns regarding the appointment of [Guang (Michael) Luan]. These same concerns were expressed ... by a shareholder at the Annual Meeting ... Mr. Luan’s response was to direct the shareholder to his credentials as layed out in the Management Proxy. This response was inadequate.”
“The problems [with the Canadian Phase IIa opioid withdrawal trial] ... reside with management as the Chinese data they collected was erroneous, or management performed an inadequate trial.”
“... the management and Board risk [of WEX] has substantially increased ... The recent elections and appointments of inexperienced Board members and management are unacceptable ... the hiring of a suitable permanent full-time CEO is highly unlikely in the near future given these events.”
Under pressure from a dissenting shareholder group that had requisitioned a meeting of shareholders to replace certain members of the WEX Board, Messrs. Chen, Cantin, Cohen and Anderson were appointed or elected as directors in December 2005 and January 2006. This significantly strengthened the Board. However, the Management Slate now excludes Messrs. Chen, Lapalme, Cantin and Cohen, who are the directors with the most significant biotechnology and corporate finance experience!
If the proposed Management Slate is elected, we believe that the Company will continue to make decisions that result in poor operating performance, missed targets and poor capital allocation. REAL CHANGE IS REQUIRED NOW TO REVERSE THE COMPANY’S COURSE BEFORE IT IS TOO LATE!
COMMENTS ON THE MANAGEMENT CIRCULAR
PREVIOUSLY DISTRIBUTED BY WEX
Lack of biotechnology experience of Management Slate. The directors with the most significant biotechnology and corporate finance experience have not been proposed for re-election as directors.
Two members of the Corporate Governance Committee have not been proposed for re-election. Only Mr. Luan remains. Will the Company have a strong, effective Corporate Governance Committee?
Two members of the Audit Committee have not been proposed for re-election. Will the Company have a strong, effective Audit Committee?
A revolving door of senior management. Since December 2005, the Company has lost its Chief Medical Officer and Executive Vice-President; its Chief Financial Officer; its Vice-President, Operations; its Vice-President, Intellectual Property and its Vice-President, Communications. Will the Company be able to effectively execute on its business plan? No one is left in management with knowledge of Canadian public company reporting requirements. Will the Company be able to effectively comply with applicable securities laws and stock exchange requirements?
Management is asking you to approve a reduction in the exercise price of warrants. The Chairman of WEX directly or indirectly controls approximately 69% of the warrants. The Company could have chosen to reduce the exercise price of the warrants held by non-insiders without shareholder approval, but, instead, elected to only lower the exercise price of warrants held by non-insiders if the reduction in the exercise price of the warrants held by the Chairman was approved by shareholders. What does this say about the current WEX Board? THE DISSATISFIED SHAREHOLDERS RECOMMEND VOTING AGAINST THIS PROPOSAL.
YOUR VOTE IS EXTREMELY IMPORTANT — VOTE YOUR YELLOW PROXY TODAY

Management is supporting a shareholders proposal to create a royalty trust. Management recommended voting against this proposal at its last annual meeting of shareholders for several reasons disclosed in its proxy circular for that meeting. It was then brought before the shareholders again at the special meeting held in January 2006, where, that time, management made no recommendation. Why is the royalty trust proposal, which the shareholders voted against earlier this year, again being proposed by management? Why is management recommending shareholders vote in favor of the proposal this time when, in the Management Circular, management states that, “... there is no recorded instance in Canada of [such] a plan being permitted by Canadian securities regulators ... [t]he transaction will be expensive and time-consuming ...”. What does this say about the current WEX Board? THE DISSATISFIED SHAREHOLDERS RECOMMEND VOTING AGAINST THIS PROPOSAL.
Management is proposing to change the auditors. The Management Circular states that Manning Elliot was appointed auditors of the Company on June 23, 2006. No further information was provided to shareholders as to whether the appointment of Manning Elliot resulted from a resignation or termination of Ernst & Young LLP, or whether there were any disagreements between Ernst & Young LLP and WEX management with respect to the Company’s financial statements. Also, it does not appear that management has complied with its obligations under National Instrument 51-102 — Continuous Disclosure Obligations in that no “reporting package”, as defined therein, has been filed on SEDAR. THE DISSATISFIED SHAREHOLDERS RECOMMEND VOTING IN FAVOR OF THE RE-APPOINTMENT OF ERNST & YOUNG LLP AS AUDITORS OF THE COMPANY, RATHER THAN MANNING ELLIOT.
PROPOSED PLAN FOR WEX
The Dissatisfied Shareholders will create a viable business for WEX by electing an effective and credible board of directors and management with experience to guide WEX through the necessary turnaround. It is apparent that, while the transition initiated by the current Chairman Guang Luan has been effective in removing control of the Company from former Chief Executive Officer Frank Shum, the Board has been wholly ineffective in executing on its business plan and developing its assets.
To preserve and to subsequently enhance shareholder value, the Dissatisfied Shareholders deem it necessary to create a team that will act with efficiency and responsibility to transform WEX into a product focused company specializing in pain management. To achieve this vision, the following activities will be the principal focus:
Focus
Building qualified operating units and a team for the future
Urgently raising necessary capital
Expanding WEX’s clinical presence in Europe, Asia, and the United States
Partnering Tectin in the United States
Aggressively protecting WEX’s intellectual property
Implementing a corporate strategy that creates future product pipeline with no less than two corporate partners for drugs in clinical development
To implement this VISION the new Board will:
Board and Management
In the immediate-term, appoint a team of experienced executives as interim management until WEX is stabilized and capable of recruiting permanent key executives
Recruit directors with strong corporate finance and governance experience to build an experienced, credible Board
Recruit an experienced chief executive and chief financial officer to execute a commercialization plan;
YOUR VOTE IS EXTREMELY IMPORTANT — VOTE YOUR YELLOW PROXY TODAY

Capital
In the near-term, raise $5-10 million to ensure the Company can continue to carry on business
Repair the Company’s corporate image, secure analyst coverage and present the restructured company at key financial and industry conferences
Raise a further $20 million to support the United States clinical development program and seek out potential merger and acquisition targets to expand the product pipeline
Clinical Development and Partnering
Implement a viable development, commercialization and marketing strategy for Tectin, which simply does not exist today
Secure a North American partner for Tectin to accelerate clinical development in the United States
Create a relationship of trust with partners by ensuring their concerns are addressed in a timely manner by holding senior management of WEX accountable for regular and clear communication with partners and providing timely updates to the Board and shareholders of WEX
Engage in other licensing activities to expand the product portfolio and accelerate research and development efforts to bring forth new products
Intellectual Property
Hire a qualified, full-time executive to manage and build on the patent portfolio
Capitalize and co-develop the intellectual property portfolio of WEX to maximize existing resources and accelerate the expansion of the intellectual property portfolio
Ensure the re-evaluation of the systemic pain patent currently under review with the United States Patent & Trade Mark Office
In light of the appeal of the TTX pain indication Patent Application in the European Patent Office, re- examine TTX systemic pain patent in the United States Patent & Trade Mark Office, and immediately develop an extensive patent development plan
YOUR VOTE IS EXTREMELY IMPORTANT — VOTE YOUR YELLOW PROXY TODAY

ELECTION OF DIRECTORS
Dissatisfied Shareholders’ Proposed Directors
The Dissatisfied Shareholders propose to nominate the individuals set out below for election at the Meeting as directors of WEX (the “Dissatisfied Shareholders Slate”). Each of these nominees, if elected, will hold office until the close of the next annual meeting of shareholders of WEX or until his successor is elected or appointed, unless his office is earlier vacated.

		Number of Common
		WEX Shares
		Beneficially Owned
Name and Jurisdiction of	Present Principal Occupation and Principal	or Controlled,
Residence of Nominee	Occupation for the Past Five Years	Directly or Indirectly

DR. HOWARD COHEN(1)	Director, Dallas Mind Body Medicine, 2003 to present	115,000

DR. PATRICK DU SOUICH(2)	Professor and Chairman of the Department of Pharmacology of the Faculty of Medicine at the University of Montreal	37,500

DR. PHIL GOLD(3)	Executive Director, Clinical Research Center, McGill University Health Center	5,700

DR. BYRON LAW-YONE(4)	Private Practice 2003 to present; Medical Director, Addiction Medicine, Baylor Richardson Medical Centre prior to 2003	41,460

DR. GUS CHOW(5)	CEO and Chairman, Pacific Life Sciences	NIL

MR. TREVOR SINCLAIR(6)	Chartered Accountant, Practitioner / Auditor	NIL

(1)	See below for the name and principal business of Dr. Cohen’s employer.

(2)	See below for the name and principal business of Dr. du Souich’s employer.

(3)	See below for the name and principal business of Dr. Gold’s employer.

(4)	See below for the name and principal business of Dr. Byron Law-Yone’s employer.

(5)	See below for the name and principal business of Dr. Gus Chow’s employer.

(6)	See below for the name and principal business of Mr. Trevor Sinclair’s employer.
Further background information with respect to these nominees is set forth below:
Howard Cohen, MD is currently a director of WEX. Dr. Cohen has been assisting WEX since 2000 in bridging between the scientific research of TTX and the financial community. Dr. Cohen is the Director of Dallas Mind/Body Medicine and was the founder, clinical, and research director of the Texas Pain Medicine Clinic, accredited as a Major Comprehensive Multidisciplinary Pain Treatment Center. He has consulted for numerous major pharmaceutical companies in the areas of product development and physician education and for NASA research projects. Dr.Cohen is certified by the American Board of Psychiatry and Neurology in Psychiatry (1991), Geriatric Psychiatry (1992), Addiction Psychiatry (1993), Pain Medicine (2001), and Psychosomatic Medicine (2005). He is a Diplomate of the American Board of Pain Medicine (1993). Dr. Cohen lectures at the University of Texas Southwestern Medical School and the University of Texas-Arlington Graduate School of Nursing in pain medicine and psychiatry. He has published in the fields of pain medicine, psychiatry, and addiction medicine.
Patrick du Souich, M.D., Ph.D. is professor and chairman of the Department of Pharmacology of the Faculty of Medicine at the University of Montreal. He has served as a senior consultant and scientific advisor for WEX since year 2000. Dr. du Souich was instrumental in bringing in Dr. Esteve as the Company’s first licensing partner when the clinical program just completed Phase I. He had been involved in advising the clinical development program of TTX since the beginning. Besides numerous awards, such as the Chair Serono in Pharmacology, at the Universidad Autónoma of Madrid, Spain, Dr. du Souich has over 225 publications to his credit and has presented over 230 papers at national and/or international meetings. Since 1972, his research focuses on Pharmacokinetics, pharmacodyuamies and drug metabolism. He has had numerous clinical appointments and, since 1987, has been Associate Editor of the Canadian Journal of Physiology and Pharmacology of Thérapy, of Acta Pharmacologica Sinica, and of the British Journal of Pharmacology. Dr. du Souich has been the President of the Canadian Society for Clinical Pharmacology in 1988-1990, he was Member of the Working Group for Bioavailability Studies, Drugs Directorate, Health Protection Branch, 1994-2004, Member of the Patented Medicine Prices review Board Human IUPHAR (International Union of Basic & Clinical Pharmacology) for the 2004-2008 term. He is a member of the Executive Council of IUPHAR, a prestigious and well known international scientific organization created in 1959.
YOUR VOTE IS EXTREMELY IMPORTANT — VOTE YOUR YELLOW PROXY TODAY

Phil Gold CC, OQ, MD, PhD, FRS©, FRCP©, MACP was a director of WEX from October 2001 — December 2005, and is currently a member of the WEX Scientific Advisory Board. Dr. Gold is the Douglas G. Cameron Professor of Medicine, and Professor of Physiology and Oncology, at McGill University. He has served as Chairman of the Department of Medicine at McGill and Physician-in-Chief at the Montreal General Hospital. He is presently the Executive Director of the Clinical Research Centre of the McGill University Health Centre. Dr. Gold’s early research led to the discovery and definition of the Carcinoembryonic Antigen (CEA), the blood test most frequently used in the diagnosis and management of patients with cancer. The clinical significance and utility of CEA is well established and is a routine test in the diagnosis and management of bowel cancer patients and those with other forms of cancer as well. CEA has also served as the prototype for the discovery of many other human tumor markers. Dr. Gold remains the undisputed patriarch of the modern era of oncodevelopmental biology and the use of defined human tumor markers in clinical medicine. His work also predicted the evolution of the field of human tumor genetics in the evaluation of the propensity to specific tumor development.
Byron Law-Yone, M.D. is currently on the advisory board of WEX and is an Executive Graduate, Hopkins Business of Medicine, John Hopkins University. Dr. Law-Yone is Medical Director, Addiction Medicine, Baylor Richardson Medical Center, Richardson, Texas. Dr. Law-Yone became a Member of the Royal College of Psychiatrists of London, England in 1971 and in 1978 became a Diplomate at the American Board of Psychiatry and Neurology. In 1988, he was certified by the American Society of Addiction Medicine and, in 1993, he obtained his certification as a Diplomat with added qualification in Addiction Psychiatry from the American Board of Psychiatry and Neurology.
Gus Chow, PhD, BA (Hon), MBA, MSc, Mbus (IT) serves as the CEO and Chairman of Pacific Life Science, based in Hong Kong. Dr. Chow brings on board his extensive business, financial, and operational experience in Asia. Dr. Chow is currently CEO of Harmony Asset Limited in Hong Kong, and Chairman of iT Star Limited. Prior to joining Harmony Asset Limited, Dr. Chow served as the CEO of Allied Group of Companies from 1990-1998, overseeing the conglomerate’s operations in over 15 different industries in Greater China. Throughout his career, Dr. Chow has held numerous directorship including directorships for 10 listed companies. Dr. Chow holds several academic degrees including a PhD from the University of South Australia, and an MSc from London Business School.
Trevor Sinclair, CA, is a Chartered Accountant, who qualified for the experience requirements through Grant Thornton and obtained his designation on February 11, 1999. Mr. Sinclair has over 15 years of experience in accounting, finance and tax roles. Mr. Sinclair is currently a practitioner in a public accounting firm servicing high tech, junior resource companies and real estate companies. He has also provided services in financial reporting, risk management and tax compliance with companies such as Industrial Alliance Pacific Insurance, IKON office solutions, Vancity Credit Union and The Beedie Group. From January 3 to April 24, 2006 Mr. Sinclair was interim CFO for WEX Pharmaceuticals Inc.
It is not contemplated that any of the above individual nominees will be unable to serve as a director. However, if that should occur for any reason prior to the Meeting, the individuals named in the enclosed YELLOW PROXY reserve the right to vote for another nominee at their discretion.
Other than Drs. Cohen and du Souich, none of the above nominees is involved in the solicitation of proxies for the Meeting (other than by virtue of their agreement to stand for election to the board of directors of WEX) and none engaged in or took the initiative in organizing, directing or financing the group of Dissatisfied Shareholders.
Corporate Cease Trade Orders or Bankruptcies
None of the above-named nominees are, or have been within the ten years before the date of this Circular, a director or executive officer of a corporation which, while the proposed director was acting in that capacity was: (i) the subject of a cease trade or similar order or an order that denied such corporation access to any statutory exemptions for a period exceeding 30 consecutive days; (ii) subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or (iii) within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceeds, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.
YOUR VOTE IS EXTREMELY IMPORTANT — VOTE YOUR YELLOW PROXY TODAY

INFORMATION REGARDING THE DISSATISFIED SHAREHOLDERS
Neither of the Dissatisfied Shareholders have been convicted in connection with violations of any corporate or securities laws nor have they been convicted in any criminal matter of an economic nature, such as fraud or market manipulation.
Set out below are details of all trades in WEX Shares that have been made by the Dissatisfied Shareholders since July 2004:

				Price per
Name of Individual Dissatisfied Shareholder	Buy/Sell	Date	Quantity	Share

Dr. Howard Cohen	Buy	8/12/04	13,250	1.80
	Buy	10/14/04	4,000	1.18
	Buy	5/19/05	15,600	2.40
	Buy	6/29/05	10,000	1.60
	Buy	9/20/05	2,500	1.30
	Buy	9/21/05	1,825	1.25

Dr. Patrick du Souich	Buy	7/5/2005	1,100	1.88
	Buy	7/6/2005	3,000	1.98
	Buy	7/8/2005	3,000	1.96
	Buy	7/8/2005	1,300	1.90
	Buy	7/7/2005	3,000	1.92
	Buy	7/7/2005	1,700	1.90
	Buy	7/8/2005	600	1.96
	Buy	7/12/2005	1,300	1.96
	Buy	7/12/2005	1,000	1.90
	Buy	9/23/2005	5,000	1.17
YOUR VOTE IS EXTREMELY IMPORTANT — VOTE YOUR YELLOW PROXY TODAY

INTEREST IN MATERIAL TRANSACTIONS AND FUTURE ARRANGEMENTS
To the knowledge of the Dissatisfied Shareholders, none of the Dissatisfied Shareholders or their respective associates or affiliates has any material interest in any matter to be acted upon at the Meeting other than the election of directors.
To the knowledge of the Dissatisfied Shareholders, none of the nominees on the Dissatisfied Shareholders Slate or any of their associates or affiliates (i) has had a material interest, direct or indirect, in any transaction since the beginning of WEX’s last completed financial year or in any proposed transaction that has materially affected or will materially affect WEX or any of its affiliates, or (ii) has any material interest in any matter to be acted upon at the Meeting other than the election of directors.
To the knowledge of the Dissatisfied Shareholders, none of the Dissatisfied Shareholders or their respective associates or affiliates has had a material interest, direct or indirect, in any transaction since the beginning of WEX’s last completed financial year or in any proposed transaction that has materially affected or will materially affect WEX or any of its affiliates.
To the knowledge of the Dissatisfied Shareholders, none of the nominees on the Dissatisfied Shareholders Slate, nor any or their respective associates or affiliates, has any contract, arrangement or understanding with another person with respect to future employment by WEX or any of its affiliates, or future transactions to which WEX or any of its affiliates will or may be a party.
GENERAL PROXY INFORMATION
Solicitation of Proxies
This Circular is furnished by the Dissatisfied Shareholders in connection with the solicitation by them and on their behalf of proxies for use at the Meeting to be held at 10:00 a.m. (Vancouver time) on August 11, 2006, and at any adjournment or postponement thereof. Proxies may be solicited by mail, telephone, fax or other electronic means and in person, as well as by newspaper or other media advertising.
In addition, the Dissatisfied Shareholders have retained Don Evans to assist in the solicitation of proxies. The Dissatisfied Shareholders will pay to Mr. Evans a success fee of approximately CAD$50,000, plus reimbursement for his out-of-pocket costs, in the event that the Dissatisfied Shareholders Slate is elected at the Meeting. Mr. Evans has, in turn, engaged the services of Mark Butler to assist Mr. Evans in fulfilling his obligations under his agreement with the Dissatisfied Shareholders. The costs incurred in the preparation and mailing of this Circular and the solicitation will be borne by the Dissatisfied Shareholders. However, the Dissatisfied Shareholders intend to seek reimbursement from WEX of their out-of-pocket expenses, including proxy solicitation expenses and legal fees, incurred in connection with the Meeting if the Dissatisfied Shareholders Slate is elected at the Meeting.
No person is authorized to give information or to make any representations other than those contained in this Circular and, if given or made, such information or representations must not be relied upon as having been authorized to be given or made.
Record Date and Voting Shares
WEX established June 27, 2006 as the record date (the “Record Date”) for determining shareholders entitled to notice of the Meeting. According to the WEX Circular, as at the Record Date, 35,059,451 WEX Shares were issued and outstanding. For purposes of the Meeting, WEX has prepared a list of shareholders who were registered on the records of the Company or its transfer agent, CIBC Mellon Trust Company (“CIBC”), at the close of business on the Record Date. Each shareholder named on the list is entitled, upon providing satisfactory identification, to vote the WEX Shares shown in such list as being held by such shareholder (other than WEX Shares for which a proxy has been given and not revoked).
YOUR VOTE IS EXTREMELY IMPORTANT — VOTE YOUR YELLOW PROXY TODAY

Appointment and Revocation of Proxies
The persons named as proxyholders in the enclosed YELLOW PROXY are Drs. Cohen and du Souich. YOU MAY REVOKE A PROXY ALREADY GIVEN PURSUANT TO MANAGEMENT’S SOLICITATION OF PROXIES BY COMPLETING AND DELIVERING THE ENCLOSED YELLOW PROXY. The accompanying YELLOW PROXY revokes any and all prior proxies given by you in connection with the Meeting.
Shareholders should carefully complete and sign their proxies in accordance with the instructions contained in this Circular and on the YELLOW proxy in order to ensure that their proxies can be used at the Meeting. Completed and executed proxies should be returned in accordance with the instructions on the form of proxy.
Proxies received by Don Evans in accordance with the foregoing will be delivered to WEX or its transfer agent in time for use at the Meeting.
IN ORDER TO BE VOTED AT THE MEETING, YOUR PROXY MUST BE RETURNED PRIOR TO 10:00 A.M. (VANCOUVER TIME) ON WEDNESDAY, AUGUST 9, 2006. HOWEVER, IF YOU CANNOT MEET THIS DEADLINE, WE RECOMMEND THAT YOU FAX YOUR PROXY TO DON EVANS AT 1-604-669- 6968 IN ANY EVENT. FOR ASSISTANCE, PLEASE CALL DON EVANS AT 1-604-608-6186 OR (TOLL- FREE) AT 1-866-311-3805.
If you have already given a proxy, you have the right to revoke it as to any matter on which a vote has not already been cast pursuant to the authority conferred by that proxy and may do so (i) by delivering another properly executed form of proxy bearing a later date and depositing it with WEX or CIBC or by telecopying such form of proxy to them, (ii) by depositing an instrument in writing revoking the proxy and properly executed by you or by your attorney authorized in writing, or, if the shareholder is a corporation, by a duly authorized officer or attorney of such corporation (A) at the registered office of WEX, Suite 2100 — 1075 West Georgia Street, Vancouver, British Columbia, V6E 3G2, at any time up to and including the business day immediately preceding the day of the Meeting, or any adjournment thereof, at which the proxy is to be used, or (B) with the Chairman of the Meeting on the day of the Meeting or any adjournment thereof, or (iii) in any other manner permitted by law. As noted above, you may also revoke a proxy already given pursuant to management’s solicitation of proxies by completing and delivering the accompanying YELLOW PROXY to Don Evans by fax at 1-604-669-6968.
USE ONLY THE ENCLOSED YELLOW PROXY TO VOTE YOUR
SHARES FOR THE DISSATISFIED SHAREHOLDERS SLATE.
PLEASE DISCARD ANY PROXY YOU HAVE RECEIVED OR MAY
RECEIVE FROM THE MANAGEMENT OF WEX.
FOR ASSISTANCE, PLEASE CALL DON EVANS
TOLL-FREE AT 1-866-311-3805.
Exercise of Discretion
The WEX Shares represented by the enclosed proxy will be voted on any ballot at the Meeting or any adjournment(s) or postponement(s) thereof, and where you specify a choice with respect to any matter to be acted upon, the WEX Shares will be voted in accordance with your specification so made.
In the absence of such specification, WEX Shares represented by the enclosed YELLOW PROXY will be voted IN FAVOR OF setting the number of directors at six, IN FAVOR OF the election of the Dissatisfied Shareholders Slate as proposed in this Circular, IN FAVOR OF re-appointing Ernst & Young LLP, Chartered Accountants as auditors, IN FAVOR OF authorizing the Board of Directors to fix the remuneration to be paid to the auditors, IN FAVOR OF transacting any other business that may properly come before the Meeting, and AGAINST the ordinary resolution authorizing the Board of Directors to pass a resolution providing for the setting up of a Royalty Trust and AGAINST the ordinary resolution of the disinterested shareholders amending the exercise prices and terms of the outstanding share purchase warrants, including those of insiders of WEX. The persons appointed under the proxy are conferred with discretionary authority (which they will exercise in accordance with their best judgement) with respect to amendments of those matters specified in the proxy and with respect to any other matters which may properly be brought before the Meeting or any adjournment(s) or postponement(s) thereof. The Dissatisfied Shareholders are not currently aware of any such amendment, variation or other matter.
YOUR VOTE IS EXTREMELY IMPORTANT — VOTE YOUR YELLOW PROXY TODAY

Registered Shareholders
If you are a registered shareholder of WEX (meaning your WEX Shares are held by you directly and not by your broker or other intermediary), you should follow the procedures set out in the enclosed YELLOW PROXY and as set out below. As a shareholder, you likely received a form of proxy with the WEX Circular and you received a second proxy form (in YELLOW) with this Circular. Even if you have already submitted the form of proxy that accompanied the WEX Circular, you may submit the YELLOW PROXY enclosed with this Circular. Your YELLOW PROXY will automatically revoke the proxy that you have previously submitted.
In order to vote for the Dissatisfied Shareholders’ nominees put forth in this Circular, you should do the following:
1.	Complete the YELLOW PROXY enclosed by marking “IN FAVOR” with respect to the election of the directors as outlined on the YELLOW PROXY; and
2.
Sign and date the YELLOW PROXY and fax it back to the number indicated on the YELLOW PROXY. In order to ensure that your vote is returned prior to the deadline, we recommend that you return your proxy by fax to Don Evans at 1-604-669-6968.

If you support the nominees in this Circular, then SIGN AND RETURN ONLY THE YELLOW PROXY.
A registered shareholder has the right to appoint a person, who need not be a shareholder of WEX, other than the persons named in the YELLOW PROXY accompanying this Circular, as proxyholder to attend and act for and on behalf of such shareholder at the Meeting and may exercise such right by striking out the names of the persons named in the YELLOW PROXY and inserting the name of the person to be appointed as proxyholder in the blank space provided on the YELLOW PROXY.
Advice to Non-Registered Shareholders
The information in this section only applies to shareholders who hold their WEX Shares through a broker or other Intermediary (as defined below).
These securityholder materials are being sent to both registered and non-registered owners of WEX Shares. If you are a non-registered owner, and these materials have been sent directly to you, your name and address and information about your holdings of WEX Shares have been obtained in accordance with applicable securities regulatory requirements from the Intermediary holding on your behalf.
Only registered shareholders of WEX or the persons they appoint as their proxyholders are permitted to vote at the Meeting. In many cases, shares beneficially owned by a person (a “Non-Registered Holder”) are registered either:
(a)
in the name of an intermediary (an “Intermediary”) that the Non-Registered Holder deals with in respect of the WEX Shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans); or

(b)	in the name of a depository (a “Depository”), such as The Canadian Depository for Securities Limited) of which the Intermediary is a participant.
YOUR VOTE IS EXTREMELY IMPORTANT — VOTE YOUR YELLOW PROXY TODAY

In accordance with the requirements of National Instrument 54-101, WEX will have distributed copies of the WEX Circular and other materials to the Depositories and Intermediaries for onward distribution to Non-Registered Holders. The Dissatisfied Shareholders will do the same with this Circular, the YELLOW PROXY and any other related meeting materials. Intermediaries are required to forward all meeting materials to Non-Registered Holders. Intermediaries often use service companies to forward the meeting materials to Non-Registered Holders. Generally, Non-Registered Holders will either:
(a)
be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of shares beneficially owned by the Non-Registered Holder but which is otherwise not completed. In this case, the Non-Registered Holder who wishes to submit a YELLOW PROXY should properly complete the YELLOW PROXY and submit it to Don Evans by fax at 1-604-669-6968; or

(b)
more typically, be given a page of instructions which contains a removable label containing the name of the Non-Registered Holder, a bar-code and other information, including the beneficial shareholder’s control number (the “Control Number”). In this case, the Non-Registered Holder must remove the label from the instructions and affix it to the YELLOW PROXY, properly complete, date and sign the YELLOW PROXY and fax it in accordance with the instructions on the YELLOW PROXY. The instruction page which will also provide the beneficial shareholder with instructions on how they may vote by way of the Internet.

THE DISSATISFIED SHAREHOLDERS RECOMMEND THAT BENEFICIAL SHAREHOLDERS VOTE USING THE INTERNET VOTING SERVICE AVAILABLE AT WWW.PROXYVOTECANADA.COM. To vote by Internet you should take the following steps:
Review the instruction page that accompanied this Circular. The instruction page contains the Control Number that will allow you to vote via the Internet.
Go to www.proxyvotecanada.com and follow the instructions contained there.
When filling out the electronic ballot on the Internet, the Dissatisfied Shareholders recommends that, if you agree with the Dissatisfied Shareholders’ proposals as contained in this Circular, you vote IN FAVOR OF setting the number of directors at six, IN FAVOR OF the election of the Dissatisfied Shareholders Slate as proposed in this Circular, IN FAVOR OF re-appointing Ernst & Young LLP, Chartered Accountants as auditors, IN FAVOR OF authorizing the Board of Directors to fix the remuneration to be paid to the auditors, IN FAVOR OF transacting any other business that may properly come before the Meeting, and AGAINST the ordinary resolution authorizing the Board of Directors to pass a resolution providing for the setting up of a Royalty Trust and AGAINST the ordinary resolution of the disinterested shareholders amending the exercise prices and terms of the outstanding share purchase warrants, including those of insiders of WEX.
Once you have completed the Internet voting procedure, you will receive an email confirming your vote has been successful. If you need assistance in voting via the Internet or with any other voting procedure you should contact Don Evans at (604) 608-6186 or (toll free) 1-866-311-3805.
The purpose of these procedures is to permit Non-Registered Holders to direct the voting of the WEX Shares they beneficially own. Should a Non-Registered Holder wish to attend and vote at the Meeting in person (or to have another person appointed as proxyholder to attend and vote on behalf of the Non-Registered Holder), the Non-Registered Holder should strike out the names of the persons named in the YELLOW PROXY and insert the Non-Registered Holder’s or such other person’s name in the blank space provided. In any case, Non-Registered Holders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy (or any proxy authorization form) is to be delivered. If you are a beneficial shareholder and did not receive an instruction page along with your YELLOW PROXY, please contact Don Evans at (604) 608-6186 or (toll free) 1-866-311-3805 to obtain assistance to vote by way of a different procedure.
A Non-Registered Holder may revoke a management proxy or YELLOW PROXY which has been given to an Intermediary by written notice to the Intermediary or by submitting a proxy bearing a later date. In order to ensure that an Intermediary acts upon a revocation of a proxy authorization form, the written notice should be received by the Intermediary well in advance of the Meeting.
PRINCIPAL SHAREHOLDERS OF WEX
As of the date of this Circular, to the knowledge of the Dissatisfied Shareholders, no person beneficially owns, or exercises control or direction over, more than 10% of the issued and outstanding WEX Shares.
YOUR VOTE IS EXTREMELY IMPORTANT — VOTE YOUR YELLOW PROXY TODAY

CERTAIN ADDITIONAL INFORMATION REGARDING WEX
Information regarding executive compensation, management contracts, securities authorized for issuance under equity compensation plans and indebtedness of directors and executive officers of WEX is not known to the Dissatisfied Shareholders and is not reasonably within the power of the Dissatisfied Shareholders to obtain. Accordingly, reference is made to the WEX Circular for such information.
NOTICE TO UNITED STATES SHAREHOLDERS
This solicitation of proxies is not subject to the requirements of Section 14(a) of the United States Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”). Accordingly, such solicitation is made in the United States with respect to securities of a Canadian foreign private issuer in accordance with Canadian corporate and securities laws and this proxy Circular has been prepared in accordance with disclosure requirements applicable in Canada. Shareholders of WEX in the United States should be aware that such requirements are different from those of the United States applicable to proxy statements under the U.S. Exchange Act.
CERTIFICATE
Information contained herein, unless otherwise indicated, is given as of the date hereof. The contents and sending of this Circular have been approved by each of the Dissatisfied Shareholders.
July 27, 2006

“Dr. Howard Cohen”
DR. HOWARD COHEN

“Dr. Patrick du Souich”
DR. PATRICK du SOUICH
YOUR VOTE IS EXTREMELY IMPORTANT — VOTE YOUR YELLOW PROXY TODAY

TIME IS SHORT
PLEASE VOTE YOUR YELLOW PROXY TODAY
FOR
the re-appointment of Ernst & Young LLP,
Chartered Accountants, as auditors of WEX
authorizing the board of directors of WEX
to fix the remuneration to be paid to the auditors
fixing the number of directors of WEX at six
the election of the individuals named in this Proxy
Circular (and the accompanying YELLOW PROXY)
AGAINST
the establishment of a Royalty Trust
the amendment to the exercise price and terms of outstanding warrants
For assistance in voting your proxy, please call:
DON EVANS
1-604-608-6186
Cell: 1-604-505-5921
North America Toll-Free: 1-866-311-3805
Email: evansdon@shaw.ca
OR
MARK BUTLER
1-905-602-4248
Email: mark_butler@rogers.com
OR
DR. HOWARD COHEN
1-214-232-7405
Email: hmc@dallasmindbody.com
Go to www.votenewboard.com for further information

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WEX Pharmaceuticals Inc.
Date: June 9, 2009	By:	/s/ Kwong Choo
		Name:	Kwong Choo
		Title:	Chief Financial Officer